UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 29, 2021

MISONIX, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-10986	84-1856018
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1938 New Highway, Farmingdale, New York, 11735

(Address of principal executive offices, including zip code)

(631) 694-9555

(Registrant’s Telephone number, including Area Code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1934 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.0001 par value	MSON	The NASDAQ Global Market

Item 1.01. Entry into a Material Definitive Agreement

Agreement and Plan of Merger

On July 29, 2021, Misonix, Inc., a Delaware corporation (“Misonix”), Bioventus Inc., a Delaware corporation (“Bioventus”), Oyster Merger Sub I, Inc., a Delaware corporation, and a direct, wholly owned subsidiary of Bioventus (“Merger Sub I”), and Oyster Merger Sub II, LLC, a Delaware limited liability company, and a direct, wholly owned subsidiary of Bioventus (“Merger Sub II”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub I shall be merged with and into Misonix, with Misonix surviving as a wholly owned subsidiary of Bioventus (the “First Merger”) and following the First Merger, Misonix shall be merged with and into Merger Sub II, with Merger Sub II surviving as Misonix, LLC (the “Second Merger” and together with the First Merger, the “Mergers”). Capitalized terms used herein but not defined shall have the respective meanings assigned to them in the Merger Agreement.

The board of directors of each of Misonix and Bioventus has unanimously approved the Merger Agreement and the transactions contemplated thereby.

Merger Consideration

At the effective time of the First Merger (the “First Effective Time”), each share of common stock, par value $0.0001 per share, of Misonix (“Misonix Common Stock”) issued and outstanding immediately prior to the First Effective Time (other than the shares that are owned by Bioventus, Misonix, Merger Sub I or Merger Sub II and shares of any dissenting holders who are entitled to and have properly asserted appraisal rights) will be converted into the right to receive, either an amount in cash equal to $28.00 or 1.6839 validly issued, fully paid and non-assessable shares of Class A common stock of Bioventus, $0.001 par value per share (each share, a “Bioventus Share”), based on the election of the holder thereof in accordance with the terms of the Merger Agreement.

Holders of Misonix Common Stock will have the right to elect to receive for each share of Misonix Common Ctock they hold either (i) 1.6839 shares of Bioventus Shares or (ii) $28.00. The maximum cash amount payable by Bioventus will be an amount equal to $10.50 multiplied by the number of outstanding shares of Misonix Common Stock shortly prior to the completion of the transaction. If the aggregate amount of cash elected to be received by holders of Misonix Common Stock exceeds the maximum cash amount, the number of shares of Misonix Common Stock electing to receive cash consideration will be reduced on a pro rata basis and the remainder of the shares of Misonix Common Stock will be paid the stock consideration of 1.6839 Bioventus Shares. If the aggregate amount of cash elected to be received by the holders of Misonix Common Stock is less than the maximum cash amount, all of the shares electing to receive cash consideration will receive the cash election consideration of $28.00 per share, the remaining excess cash consideration shall first be paid to shares of Misonix Common Stock that made no election, and thereafter (to the extent any excess cash consideration remains) to the shares of Misonix Common Stock electing to receive stock consideration. The balance of the merger consideration payable to holders of Misonix Common Stock after allocation and exhaustion of the foregoing aggregate cash consideration will be paid pro rata in the form of stock consideration of 1.6839 Bioventus Shares.

Treatment of Equity

The Merger Agreement provides that, at the First Effective Time, each outstanding option to purchase Misonix Common Stock (“Misonix Option”) held by an individual who, as of immediately after the First Effective Time, constitutes an “employee” of Parent within the meaning of Form S-8 (each an “Assumed Misonix Option”) will be assumed by Parent and converted into rights to purchase Bioventus Shares on the same terms and conditions that applied to the Assumed Misonix Options immediately prior to the First Effective time, provided that, the number of Bioventus Shares subject to each Assumed Misonix Option and the exercise price of each Assumed Misonix Option shall be adjusted by the Option Exchange Ratio (as defined in the Merger Agreement) and each Assumed Misonix Option will become fully vested immediately upon the First Effective Time. Effective as of the First Effective Time, each Misonix Option that is not an Assumed Misonix Option and that is outstanding and unexercised will be settled in cash immediately prior to the First Effective Time in accordance with the terms of the Merger Agreement.

Governance

The Merger Agreement provides that prior to the Effective Time, Bioventus will offer at least two members of the board of Misonix, mutually agreed by Bioventus and Misonix, the opportunity to join the Bioventus board of directors effective as of the First Effective Time.

Conditions to the Merger

The consummation of the Merger is subject to customary closing conditions, including (i) approval of the issuance of Bioventus Shares in connection with the First Merger by the stockholders of Bioventus, (ii) the adoption of the Merger Agreement by the stockholders of Misonix, (iii) the absence of any law or order by any governmental entity in effect that seeks to enjoin, make illegal, or prevent the consummation of the Merger, (iv) Nasdaq’s approval of the Bioventus Shares to be issued in the Merger being listed on the Nasdaq, (v) any waiting period applicable to the Mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) has expired or been terminated, (vi) subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of Bioventus and Misonix contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement, (vii) the absence of a material adverse effect with respect to each of Bioventus and Misonix and (viii) the registration statement registering the merger consideration becoming effective.

Certain Other Terms of the Merger Agreement

Bioventus, Misonix, Merger Sub I and Merger Sub II each made certain representations, warranties and covenants in the Merger Agreement, including, among other things, covenants by Bioventus and Misonix to conduct their businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Mergers, to refrain from taking certain actions specified in the Merger Agreement and to use reasonable best efforts to cause the conditions of the Merger to be satisfied. Subject to certain exceptions, the Merger Agreement also requires each of Bioventus and Misonix to call and hold stockholders’ meetings and requires the board of directors of each of Bioventus and Misonix to recommend approval of the transactions contemplated by the Merger Agreement.

Bioventus and Misonix are restricted from soliciting any acquisition proposals, or engaging in any discussions related to such proposals, although each party may engage in discussions related to a superior proposal subject to certain conditions.

Each party’s board of directors may change its recommendation to its stockholders in response to a superior proposal or an intervening event (each as defined in the Merger Agreement) (after giving the other party at least four business days’ to negotiate an alternative transaction) if the board of directors determines that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law.

The Merger Agreement contains customary mutual termination rights for Bioventus and Misonix, including if the Mergers are not completed by January 31, 2022 (subject to automatic extension until March 31, 2022 if the only outstanding closing condition is approval under the HSR Act) and if either of the required stockholder approvals is not obtained. The Merger Agreement also contains customary termination rights for the benefit of each party, including (i) if the board of directors of the other party changes its recommendation and (ii) if the other party breaches its representations, warranties or covenants under the Merger Agreement in a way that would result in a failure of its condition to closing being satisfied (subject to certain procedures and cure periods). Under the Merger Agreement, Bioventus and Misonix will each be required to pay a termination fee of $20,661,000 to the other party if the Merger Agreement is terminated in certain circumstances, including if the respective party’s board changes its recommendation in connection with the Mergers. Additionally, Misonix may terminate the Merger Agreement if it enters into an alternative acquisition agreement with respect to a superior proposal and pays Bioventus the termination fee.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Bioventus or Misonix or to modify or supplement any factual disclosures about Bioventus or Misonix in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Bioventus and Misonix made solely for the purposes of the Merger Agreement and which may be subject to important qualifications and limitations agreed to by Bioventus and Misonix in connection with the negotiated terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to certain disclosures between the parties and a contractual standard of materiality different from those generally applicable to Bioventus’ or Misonix’s SEC filings. In addition, the representations and warranties were made for purposes of allocating risk among the parties to the Merger Agreement and should not be relied upon as establishing factual matters.

Voting and Support Agreements

On July 29, 2021, following the execution of the Merger Agreement, Misonix entered into a Voting and Support Agreement (the “Bioventus Support Agreement”) with each of EW Healthcare Partners Acquisition Fund, L.P., White Pine Medical, LLC (a subsidiary of EW Partners Acquisition Fund, L.P.), Smith & Nephew, Inc., Smith & Nephew USD Ltd and AMP-CF Holdings, LLC (together, the “Bioventus Supporting Stockholders”). Together, the Bioventus Supporting Stockholders are the beneficial owner of approximately 67.4% of the currently outstanding common stock of Bioventus. Pursuant to the Bioventus Support Agreement, the Bioventus Supporting Stockholders have agreed, among other things, to vote their shares (A) in favor of the issuance of the Bioventus Shares in connection with the First Merger and (B) against approval of any proposal made in opposition to, in competition with, or inconsistent with, the Merger Agreement, the Mergers or any other transactions contemplated by the Merger Agreement.

The foregoing summary of the Bioventus Support Agreement is subject to, and qualified in its entirety by, the full text of the Bioventus Support Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

On July 29, 2021, following the execution of the Merger Agreement, Bioventus entered into a Voting and Support Agreement (the “Misonix Support Agreement”) with each of Stavros G. Vizirgianakis, 1315 Capital, LLC, SV Life Sciences Fund VI Strategic Partners, L.P. and SV Life Sciences Fund VI, L.P. (together, the “Misonix Supporting Stockholders”). The Misonix Supporting Stockholders are collectively the beneficial owner of approximately 29% of the currently outstanding common stock of Misonix. Pursuant to the Misonix Support Agreement, the Misonix Supporting Stockholders have agreed, among other things, to vote each of their respective shares (A) in favor of the adoption of the Merger Agreement and against any alternative proposal and (B) against approval of any proposal made in opposition to, in competition with, or inconsistent with, the Merger Agreement, the Merger or any other transactions contemplated by the Merger Agreement.

The foregoing summary of the Misonix Support Agreement is subject to, and qualified in its entirety by, the full text of the form of Misonix Support Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to the Misonix Support Agreement, the Misonix Supporting Stockholders have agreed, among other things, to vote each of their respective shares in favor of the adoption of the Merger Agreement and against any alternative proposal and against approval of any proposal made in opposition to, in competition with, or inconsistent with, the Merger Agreement, the Merger or any other transactions contemplated by the Merger Agreement.

Forward-Looking Statements And Information

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the ability to consummate the mergers. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and Misonix undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) Bioventus and Misonix may be unable to obtain their respective requisite stockholder approvals as required for the proposed transaction; (2) conditions to the closing of the transaction may not be satisfied; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the respective businesses of Bioventus and Misonix may suffer as a result of uncertainty surrounding the transaction; (5) the outcome of any legal proceedings related to the transaction; (6) Bioventus and Misonix may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (8) the effect of the announcement of the transaction on the ability of Bioventus or Misonix to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Bioventus or Misonix does business, or on Bioventus’ or Misonix’s operating results and business generally; and (9) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Bioventus and Misonix are set forth in their respective filings with the SEC, including each of Bioventus’ and Misonix’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in Bioventus’ most recent Quarterly Report on Form 10-Q and Misonix’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Bioventus and Misonix and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Bioventus and Misonix file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Bioventus and Misonix assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Additional Information About The Transaction And Where To Find It

In connection with the proposed transaction, Bioventus and Misonix plan to file with the Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Before making a voting decision, Bioventus’ and Misonix’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by each of Bioventus and Misonix with the SEC in connection with the proposed transaction or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about Bioventus, Misonix and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by Bioventus and Misonix with the SEC at the SEC’s website at www.sec.gov, at Bioventus’ website at www.bioventus.com, at Misonix’s website at www.misonix.com or by sending a written request to Bioventus at 4721 Emperor Boulevard, Suite 100 Durham, North Carolina 27703, Attention: Investor Relations or by telephone at (919) 474-6700. The documents filed by Misonix with the SEC may be obtained free of charge at Misonix’s website at www.misonix.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Misonix by requesting them by mail at Misonix, Inc., 1938 New Highway, Farmingdale, New York 11735, Attention: Investor Relations, or by telephone at (631) 694-9555.

Participants in the Solicitation Of Proxies

Misonix and certain of its directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Misonix stockholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Misonix stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Misonix and their ownership of Misonix common stock is set forth in the definitive proxy statement for Misonix’s 2021 annual meeting of stockholders, as previously filed with the SEC on May 14, 2021. Free copies of Misonix’s proxy statement for its 2021 annual meeting of stockholders may be obtained as described in the paragraph above.

Non-Solicitation

This filing shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 2.02. Results of Operations and Financial Condition

On July 29, 2021, Misonix, Inc. issued a press release announcing its financial results for the three- and twelve-month periods ended June 30, 2021. A copy of the press release is furnished hereto as Exhibit 99.2 and is incorporated herein by reference.

The information contained in this Item 2.02, including Exhibit 99.2 hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of any general incorporation language in such filings, unless expressly incorporated by specific reference in such filing.

Item 8.01. Other Events

On July 29, 2021, Misonix and Bioventus issued a joint press release announcing their entry into the Merger Agreement. A copy of the joint press release is attached as Exhibit 99.3 to this report and incorporated herein by reference. Bioventus and Misonix management will host a conference call today, July 29, 2021, beginning at 4:30 p.m. Eastern Time to discuss the transaction and Bioventus’ preliminary revenue results, followed by a question-and-answer session. The investor presentation and investor Q&A are furnished, respectively, as Exhibits 99.4 and 99.5 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

Set forth below is a list of the exhibits to this Current Report on Form 8-K.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 29, 2021, by and among Misonix, Bioventus, First Merger Sub and Second Merger Sub*

10.1	Bioventus Voting and Support Agreement, dated as of July 29, 2021, by and among Misonix and the Bioventus Supporting Stockholders

99.1	Form of Misonix Voting and Support Agreement, dated as of July 29, 2021, by and among Bioventus Inc. and the Misonix Supporting Stockholders

99.2	Press release dated July 29, 2021

99.3	Joint press release dated July 29, 2021

99.4	Investor Presentation, dated July 29, 2021

99.5	Investor Presentation Q&A, dated July 29, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Misonix hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission; provided, that Misonix may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MISONIX, INC.

Dated: July 29, 2021	By:	/s/ Joseph P. Dwyer
Name: Joseph P. Dwyer
Title: Chief Financial Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among:

BIOVENTUS INC.,

a Delaware corporation;

OYSTER MERGER SUB I, INC.,

a Delaware corporation;

OYSTER MERGER SUB II, LLC,

a Delaware limited liability company;

and

MISONIX, INC.

a Delaware corporation

Dated as of July 29, 2021

Exhibits

Exhibit A	Certain Definitions

Exhibit B-1	Company Support Agreement

Exhibit B-2	Parent Support Agreement

Exhibit C	Form of First Certificate of Merger

Exhibit D	Form of Second Certificate of Merger

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 29, 2021, by and among: Bioventus Inc., a Delaware corporation (“Parent”); Oyster Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub I”), Oyster Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Acquisition Sub II,” and together with Acquisition Sub I, the “Acquisition Subs”); and Misonix, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. The parties to this Agreement desire to, on the terms and subject to the conditions set forth herein, enter into an integrated transaction pursuant to which, first, Acquisition Sub I, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) will merge with and into the Company, with the Company as the surviving corporation (the “First Merger”), and, second, the Company, as the surviving corporation in the First Merger, and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”), will merge with and into Acquisition Sub II, with Acquisition Sub II as the surviving limited liability company (the “Second Merger,” and together with the First Merger, the “Mergers”).

B. The Company Board has unanimously: (i) determined that the Mergers are fair to, and in the best interests of, the Company and its stockholders; (ii) approved and declared advisable this Agreement and the consummation of the transactions contemplated by this Agreement, including the Mergers, upon the terms and subject to the conditions contained in this Agreement; and (iii) resolved, subject to Section 4.5, to recommend that the Company’s stockholders adopt this Agreement.

C. The Parent Board has unanimously: (i) determined that the terms of this Agreement and the Mergers are fair to, and in the best interests of, Parent and its stockholders; (ii) approved and declared advisable this Agreement and the consummation of the transactions contemplated by this Agreement, including the Mergers and the issuance of shares of Parent Class A Common Stock in connection therewith, each upon the terms and subject to the conditions contained in this Agreement; and (iii) resolved, subject to Section 4.6, to recommend that Parent’s stockholders approve the issuance of shares of Parent Class A Common Stock in connection with the First Merger on the terms and subject to the conditions set forth in this Agreement.

D. The board of directors of Acquisition Sub I has: (i) determined that it is advisable and in the best interests of Acquisition Sub I and its sole stockholder for Acquisition Sub I to enter into this Agreement; (ii) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, upon the terms and subject to the conditions contained in this Agreement; and (iii) recommended that its sole stockholder adopt this Agreement.

E. Parent, as the sole member of Acquisition Sub II, has (i) determined that it is advisable and in the best interests of Acquisition Sub II and its sole member to enter into this Agreement and (ii) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the Mergers.

F. It is intended that, for U.S. federal income Tax purposes, (a) the First Merger will be treated as part of a binding plan that includes the Second Merger, (b) the First Merger will be integrated with the Second Merger and treated as a single transaction, (c) the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (d) this Agreement will be a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

G. Concurrently with the execution and delivery of this Agreement, (i) certain stockholders of the Company are entering into Company Support Agreements with Parent substantially in the form attached hereto as Exhibit B-1 (the “Company Support Agreements”) and (ii) certain stockholders of Parent are entering into Parent Support Agreements with the Company substantially in the form attached hereto as Exhibit B-2 (the “Parent Support Agreements”).

AGREEMENT

The parties to this Agreement, in consideration of the representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, agree as follows:

ARTICLE I. THE MERGERS

Section 1.1 The Mergers; Effect of Mergers. At the First Effective Time, Acquisition Sub I shall be merged with and into the Company in accordance with the DGCL and upon the terms and subject to the conditions set forth in this Agreement, whereupon the separate existence of Acquisition Sub I shall cease, and the Company shall be the surviving corporation (the “Initial Surviving Corporation”) in the First Merger. At the Second Effective Time, the Company shall be merged with and into Acquisition Sub II in accordance with the DGCL and the DLLCA, whereupon the separate existence of the Company shall cease, with Acquisition Sub II continuing its existence as the surviving limited liability company (the “Surviving Company”). From and after the Second Effective Time, all the property, rights, powers, privileges and franchises of the Company and the Acquisition Subs shall be vested in the Surviving Company and all of the debts, obligations, liabilities, restrictions and duties of the Company and Acquisition Subs shall become the debts, obligations, liabilities and duties of the Surviving Company, all as provided under the DGCL and DLLCA.

Section 1.2 Closing; Effective Time. The consummation of the Mergers (the “Closing”) shall be held remotely by exchange of documents and signatures (or their electronic counterparts) unless a place for the Closing to be held in person is agreed to in writing by the parties to this Agreement, on a date to be designated jointly by Parent and the Company, which shall be no later than the second Business Day after the satisfaction or, to the extent permitted hereunder and by applicable Legal Requirements, waiver of the last to be satisfied or waived of all conditions to the parties’ respective obligations to effect the Mergers set forth in Sections 5.1, 5.2 and 5.3, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions at the Closing, unless another time or date is agreed to in writing by Parent and the Company. The date on which the Closing actually takes place is referred to as the “Closing Date.” Subject to the provisions of this Agreement, at the Closing, the parties shall cause a certificate of merger with respect to the First Merger in the form set forth in Exhibit C hereto (the “First Certificate of Merger”) and immediately thereafter a certificate of merger with respect to the Second Merger in the form set forth in Exhibit D hereto (the “Second Certificate of Merger,” together with the First Certificate of Merger, the “Certificates of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) and make all other filings or recordings required by the Company, the Acquisition Subs or Parent under the DGCL and DLLCA in connection with effecting the Mergers. The Mergers shall become effective on the date and at such time as the Certificates of Merger are filed with the Delaware Secretary of State or at such later time as may be mutually agreed to in writing by Parent and the Company and specified in the Certificates of Merger (the time at which the First Merger becomes effective being referred to in this Agreement as the “First Effective Time” and the time at which the Second Merger becomes effective being referred to in this Agreement as the “Second Effective Time”).

Section 1.3 Certificate of Incorporation and Bylaws.

(a) At the First Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the First Effective Time, shall continue to be the certificate of incorporation of the Initial Surviving Corporation until, subject to the requirements of Section 4.13, thereafter changed or amended as provided therein or by applicable Legal Requirements.

(b) At the First Effective Time, the bylaws of the Company in effect immediately prior to the First Effective Time shall continue to be the bylaws of the Initial Surviving Corporation until, subject to the requirements of Section 4.13, thereafter changed or amended as provided therein or by applicable Legal Requirements.

(c) At the Second Effective Time, the certificate of formation of Acquisition Sub II in effect immediately prior to the Second Effective Time shall continue to be the certificate of formation of the Surviving Company until, subject to the requirements of Section 4.13, thereafter amended as provided therein or by applicable Legal Requirements.

(d) The limited liability company agreement of Acquisition Sub II in effect immediately prior to the Second Effective Time will continue to be the limited liability company agreement of the Surviving Company until, subject to the requirements of Section 4.13, thereafter changed or amended as provided therein or by applicable Legal Requirements.

Section 1.4 Directors and Officers.

(a) From and after the First Effective Time, the directors and officers of the Acquisition Sub I immediately prior to the First Effective Time shall be the directors and officers of the Initial Surviving Corporation until their successor has been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Initial Surviving Corporation.

(b) From and after the Second Effective Time, the officers of Acquisition Sub II immediately prior to the Second Effective Time shall be the officers of the Surviving Company, each to hold office in accordance with the limited liability company agreement of the Surviving Company until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the limited liability company agreement of the Surviving Company.

(c) Prior to the First Effective Time, Parent shall offer at least two members of the Company Board mutually agreed by Parent and the Company the opportunity to join the Parent Board effective as of the First Effective Time, and shall take all necessary action so that upon the First Effective Time, such offered members of the Company Board shall become members of the Parent Board, each to hold office until the earliest to occur of the appointment or election and qualification of his or her respective successor or his or her death, resignation, disqualification or proper removal as a member of the Parent Board.

Section 1.5 Treatment of Capital Stock in the Mergers.

(a) Treatment of Capital Stock in the First Merger. Subject to the terms and conditions of this Agreement, at the First Effective Time, automatically, by virtue of the First Merger and without any further action on the part of Parent, Acquisition Sub I, the Company or any stockholder of the Company:

(i) all shares of Company Common Stock that are held in the Company’s treasury or are held directly by a Company Subsidiary, Parent or Acquisition Sub I immediately prior to the First Effective Time (collectively, with the Dissenting Shares, “Excluded Shares”) shall be cancelled and shall cease to exist, and no consideration shall be paid or payable in respect thereof;

(ii) except as provided in Section 1.5(a)(i) and Section 1.6 with respect to Excluded Shares, each share of Company Common Stock that is issued and outstanding immediately prior to the First Effective Time shall be converted into the right to receive, without interest, at the election of the holder thereof in accordance with the procedures set forth in Section 1.12 and Section 1.15 (such consideration, the “Merger Consideration”):

(A) for each share of Company Common Stock with respect to which an election to receive cash has been made and not revoked or lost pursuant to Section 1.15 (such share of Company Common Stock, together with any share of Company Common Stock for which an election to receive cash is deemed to have been made under clause (C) below, the “Cash Election Shares”) an amount of cash equal to $28.00, without interest (the “Cash Election Consideration”), as the same may be adjusted pursuant to Section 1.7(a)(ii) and Section 1.7(b)(ii);

(B) for each share of Company Common Stock with respect to which an election to receive stock has been made and not revoked or lost pursuant to Section 1.15 (such share of Company Common Stock, together with any share of Company Common Stock for which an election to receive stock is deemed to have been made under clause (C) below, the “Stock Election Shares”), 1.6839 validly issued, fully paid and non-assessable shares of Parent Class A Common Stock (the “Stock Election Consideration”), as the same may be adjusted pursuant to Section 1.7(a)(ii); and

(C) for each share of Company Common Stock with respect to which no election to receive cash or stock has been made, the Cash Election Consideration or the Stock Election Consideration, as provided in Section 1.7 (such share of Company Common Stock described in this clause (C), the “No Election Shares”).

(iii) each share of common stock, par value $0.0001 per share, of Acquisition Sub I that is issued and outstanding immediately prior to the First Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Initial Surviving Corporation.

(b) Treatment of Capital Stock in Second Merger. Subject to the terms and conditions of this Agreement, at the Second Effective Time, automatically, by virtue of the Second Merger and without any action on the part of Parent, the Initial Surviving Corporation or Acquisition Sub II, each share of common stock, par value $0.0001 per share, of the Initial Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be cancelled and shall cease to exist. Each limited liability company interest of Acquisition Sub II issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a limited liability company interest of the Surviving Company.

Section 1.6 Dissenting Shares. Notwithstanding Section 1.5(a)(ii), shares of Company Common Stock issued and outstanding immediately prior to the First Effective Time and held by a holder who is entitled to, and has properly exercised and perfected his, her or its demand for, appraisal rights under Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but each holder of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL (it being understood and acknowledged that at the First Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist and such holder shall cease to have any rights with respect thereto other than the right to receive the fair market value of such Dissenting shares to the extent afforded by Section 262 of the DGCL); provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his or her right to appraisal and payment under Section 262 of the DGCL (whether occurring before, at or after the First Effective Time), such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the First Effective Time solely into the right to receive the Merger Consideration as if such shares were No Election Shares, without any interest thereon, and such shares shall not be deemed to be Dissenting Shares. The Company shall give Parent prompt written notice of any demands for appraisal of Company Common Stock received by the Company, written withdrawals or attempted withdrawals of such demands and any other instruments, notices or demands served on the Company pursuant to Section 262 of the DGCL. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, waive any failure to timely deliver a written demand for appraisal under the DGCL, or approve any withdrawal of any such demands or agree to do or commit to do any of the foregoing.

Section 1.7 Proration. Notwithstanding any provision of this Agreement to the contrary:

(a) If the product of the aggregate number of Cash Election Shares multiplied by the Cash Election Consideration (such product being the “Elected Cash Consideration”) exceeds the Maximum Cash Amount, then:

(i) all Stock Election Shares and all No Election Shares will be exchanged for the Stock Election Consideration; and

(ii) a portion of the Cash Election Shares of each holder of shares of Company Common Stock will be exchanged for the Cash Election Consideration, with such portion being equal to the product obtained by multiplying (A) the number of such holder’s Cash Election Shares by (B) a fraction, the numerator of which will be the Maximum Cash Amount and the denominator of which will be the Elected Cash Consideration, with the remaining portion of such holder’s Cash Election Shares being deemed to be Stock Election Shares and exchanged for the Stock Election Consideration.

(b) If the Elected Cash Consideration is less than the Maximum Cash Amount (such difference being the “Shortfall Amount”), then:

(i) all Cash Election Shares will be exchanged for the Cash Election Consideration; and

(ii) all Stock Election Shares and No Election Shares will be treated in the following manner: (A) if the Shortfall Amount is less than or equal to the product of the aggregate number of No Election Shares multiplied by $28.00 (the “No Election Value”), then (1) all Stock Election Shares will be exchanged for the Stock Election Consideration and (2) the No Election Shares of each holder of shares of Common Stock will be exchanged for the Cash Election Consideration in respect of that number of No Election Shares equal to the product obtained by multiplying (x) the number of No Election Shares of such holder by (y) a fraction, the numerator of which is the Shortfall Amount and the denominator of which is the No Election Value, with the remaining portion of such holder’s No Election Shares (if any) being deemed to be Stock Election Shares and exchanged for the Stock Election Consideration or (B) if the Shortfall Amount exceeds the No Election Value, then (1) all No Election Shares will be exchanged for the Cash Election Consideration and (2) a portion of the Stock Election Shares of each holder of shares of Company Common Stock will be exchanged for the Cash Election Consideration, with such portion being equal to the product obtained by multiplying (x) the number of Stock Election Shares of such holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Amount exceeds the No Election Value, and the denominator of which is the product obtained by multiplying the aggregate number of Stock Election Shares by $28.00, with the remaining portion of such holder’s Stock Election Shares being deemed to be Stock Election Shares and exchanged for the Stock Election Consideration.

(c) If the Elected Cash Consideration equals the Maximum Cash Amount, then:

(i) all Cash Election Shares will be converted into the right to receive the Cash Election Consideration; and

(ii) all Stock Election Shares and all No Election Shares will be converted into the right to receive the Stock Election Consideration.

Section 1.8 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, during the period from the date of this Agreement through the First Effective Time, the outstanding shares of Parent Class A Common Stock or Company Common Stock are changed or converted into a different number or class or series of shares of capital stock by reason of any stock split, division, combination, change, exchange or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reorganization, reclassification, recapitalization or other similar transaction, or a record date with respect to any such event shall occur during such period, then the Merger Consideration shall be adjusted to the extent appropriate to proportionately reflect such change and to otherwise provide the same economic effect to the Company’s stockholders as contemplated by this Agreement prior to such action. Nothing in this Section 1.8 shall be construed to permit the parties to take any action except to the extent consistent with, or not otherwise prohibited by, the terms of this Agreement.

Section 1.9 Treatment of Equity Awards.

(a) Effective as of the First Effective Time, each Company Option held by an individual who, as of immediately after the First Effective Time, constitutes an “employee” of Parent within the meaning of Form S-8, that is outstanding and unexercised, whether vested or unvested, immediately prior to the First Effective Time (each, an “Assumed Company Option”) shall cease to represent a right to acquire shares of Company Common Stock and shall be assumed by Parent and converted automatically into a Parent Option on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to such Assumed Company Option immediately prior to the First Effective Time, except that: (i) the number of shares of Parent Class A Common Stock subject to each Assumed Company Option shall be determined by multiplying: (A) the number of shares of Company Common Stock subject to such Assumed Company Option immediately prior to the First Effective Time; by (B) the Option Exchange Ratio, and rounding such product down to the nearest whole share; (ii) the per share exercise price of each Assumed Company Option shall be determined by dividing: (A) the per share exercise price of the Assumed Company Option immediately prior to the First Effective Time; by (B) the Option Exchange Ratio, and rounding such quotient up to the nearest whole cent, and (iii) the Assumed Company Option shall become fully vested immediately upon the First Effective Time.

(b) Prior to the First Effective Time, the Company shall take all corporate action necessary to provide that each Company Option and all Company Restricted Stock shall accelerate in full (to the extent not otherwise previously vested in accordance with their terms) as of immediately prior to the First Effective Time.

(c) Effective as of the First Effective Time, each Company Option that is not an Assumed Company Option and that is outstanding and unexercised shall be settled in cash immediately prior to the First Effective Time in an amount equal to the product of (x) the number of shares of Company Common Stock subject to the Company Option, and (y) the excess, if any, of (i) the Average Company Stock Price, over (ii) the per share exercise price of such Company Option.

(d) The Company shall ensure that (a) no new offering periods under the Company ESPP will commence during the period from the date of this Agreement through the Closing Date, (b) there will be no increase in the amount of payroll deductions permitted to be made by the participants under the Company ESPP during the current offering periods, except those made in accordance with payroll deduction elections that are in effect as of the date of this Agreement and (c) no individuals shall commence participation in the Company ESPP during the period from the date of this Agreement through the Closing Date. To the extent applicable, no later than five days prior to the Closing Date, in the case of any outstanding purchase rights under the Company ESPP, any then-current offering period under the Company ESPP shall end and each participant’s accumulated payroll deductions shall be used to purchase shares of Company Common Stock in accordance with the terms of the Company ESPP. Shares of Company Common Stock held in participants’ Company ESPP account balances immediately prior to the Closing Date shall be treated the same as all other shares of Company Common Stock in accordance with Section 1.5(a). The Company shall ensure that the Company ESPP shall terminate immediately prior to the First Effective Time contingent upon the occurrence of the Closing.

(e) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Class A Common Stock for delivery with respect to all Assumed Company Options. Parent shall file and cause to be effective as of no later than the First Effective Time, a registration statement under the Securities Act on Form S-8 or other appropriate form under the Securities Act, relating to shares of Parent Class A Common Stock issuable with respect to all Assumed Company Options, and Parent shall use its best efforts to cause such registration statement to remain in effect for so long as such Assumed Company Options remain outstanding.

Section 1.10 No Fractional Shares.

(a) No fractional shares of Parent Class A Common Stock shall be issued in connection with the First Merger, and no certificates or scrip for any such fractional shares shall be issued.

(b) Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Class A Common Stock pursuant to Section 1.5(a)(ii) (after aggregating all fractional shares of Parent Class A Common Stock otherwise issuable to such holder pursuant to Section 1.5(a)(ii)) shall, in lieu of such fraction of a share and upon surrender of such holder’s certificates representing shares of Company Common Stock outstanding as of immediately prior to the First Effective Time (“Company Stock Certificates”) or book-entry positions representing non-certificated shares of Company Common Stock outstanding as of immediately prior to the First Effective Time (“Company Book-Entry Shares”) in accordance with Section 1.12, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest and subject to any required Tax withholding, determined by multiplying such fraction by the Average Parent Stock Price. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Class A Common Stock that would otherwise have been issuable as part of the Merger Consideration. The payment of cash in lieu of fractional share interests pursuant to this Section 1.10(b) is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

Section 1.11 Closing of Transfer Books.

At the First Effective Time:

(a) all shares of Company Common Stock outstanding immediately prior to the First Effective Time shall automatically be cancelled and shall cease to exist, and all holders of Company Stock Certificates and of Company Book-Entry Shares shall cease to have any rights as stockholders of the Company, except (unless such holder holds Excluded Shares, which are subject to Section 1.5(a)(i) or Section 1.6) the right to receive the Merger Consideration pursuant to Section 1.5(a)(ii), cash in lieu of any fractional share of Parent Class A Common Stock pursuant to Section 1.10(b) and any dividends or other distributions pursuant to Section 1.12(f); and

(b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the First Effective Time and no further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the First Effective Time. If, after the First Effective Time, a valid Company Stock Certificate or a Company Book-Entry Share is presented to the Exchange Agent or to the Initial Surviving Corporation, the Surviving Company or Parent, such Company Stock Certificate or Company Book-Entry Share shall be cancelled and shall be exchanged as provided in Section 1.12.

Section 1.12 Exchange of Certificates and Cancellation of Book-Entry Positions.

(a) Prior to the Mailing Date, Parent shall select Parent’s transfer agent or another reputable bank or trust company, in either case, reasonably satisfactory to both Parent and the Company, to act as exchange agent with respect to the Mergers (the “Exchange Agent”). Promptly following the First Effective Time, (but in any event within one Business Day following the Closing Date), Parent shall cause to be deposited with the Exchange Agent: (i) certificates or evidence of book-entry shares representing the shares of Parent Class A Common Stock issuable pursuant to Section 1.5(a); and (ii) cash sufficient to pay the Cash Election Consideration pursuant to Section 1.5(a) and to make payments in lieu of fractional shares in accordance with Section 1.10(b). The shares of Parent Class A Common Stock and cash amounts so deposited with the Exchange Agent pursuant to this Section 1.12(a), together with any dividends or distributions received by the Exchange Agent with respect to such shares of Parent Class A Common Stock, and any interest or other income with respect to such cash amount, are referred to collectively as the “Exchange Fund.” The Exchange Agent shall invest the cash available in the Exchange Fund as reasonably directed by Parent; provided, that any investment of such cash shall in all events be limited to (w) direct obligations of, or guaranteed by, the U.S. government, (x) in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (y) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available) or (z) a money market fund having assets of at least $1 billion; provided, further, that no losses on such investments shall affect the cash payable to former holders of shares of Company Common Stock pursuant to this ARTICLE I (and Parent shall promptly deliver to the Exchange Agent cash in an amount sufficient to replenish any deficiency in the Exchange Fund). The Payment Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(b) With respect to Company Stock Certificates, as promptly as reasonably practicable, after the First Effective Time, and in any event within three Business Days, Parent shall cause the Exchange Agent to mail to each holder of record of each such Company Stock Certificate (i) a notice advising such holder of the effectiveness of the Mergers, (ii) a letter of transmittal in customary form and reasonably acceptable to each of Parent and the Company specifying that delivery shall be effected, and risk of loss and title to a Company Stock Certificate shall pass, only upon delivery of the Company Stock Certificate (or affidavit of loss in lieu of a Company Certificate as provided in Section 1.12(e)) to the Exchange Agent (the “Letter of Transmittal”) and (iii) instructions for surrendering a Company Stock Certificate (or affidavit of loss in lieu of a Company Stock Certificate as provided in Section 1.12(e)) to the Exchange Agent. Upon surrender to the Exchange Agent of a Company Stock Certificate (or affidavit of loss in lieu of a Company Stock Certificate as provided in Section 1.12(e)) together with a duly executed and completed Letter of Transmittal and such other documents as may reasonably be required pursuant to such instructions, Parent shall cause the Exchange Agent to mail to each holder of record of any such Company Stock Certificate in exchange therefor, as promptly as reasonably practicable thereafter, (i) a statement reflecting the number of whole shares of Parent Class A Common Stock, if any, that such holder is entitled to receive pursuant to Section 1.5(a) in non-certificated book-entry form in the name of such record holder (subject to Section 1.12(i)) and (ii) a check, or wire transfer of immediate funds (provided such holder has provided wire transfer instructions and is entitled to cash in excess of $250,000), in the amount (after giving effect to any required Tax withholdings as provided in Section 1.14) of (A) the applicable Cash Election Consideration such holder is entitled to receive pursuant to Section 1.5(a), plus (B) any cash in lieu of fractional shares of Parent Class A Common Stock pursuant to Section 1.10 plus (C) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to Section 1.12(f). Any Company Stock Certificate that has been so surrendered shall be cancelled by the Exchange Agent.

(c) With respect to Company Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”), Parent shall cause the Exchange Agent to pay and deliver to each holder of record of any Non-DTC Book-Entry Share, as promptly as reasonably practicable after the First Effective Time, but in any event within two Business Days thereafter, (i) a statement reflecting the number of whole shares of Parent Class A Common Stock, if any, that such holder is entitled to receive pursuant to Section 1.5(a) in non-certificated book-entry form in the name of such record holder (subject to Section 1.12(i)) and (ii) a check or wire transfer of immediately available funds (provided such holder has provided wire transfer instructions and is entitled to cash in excess of $250,000) in the amount (after giving effect to any required Tax withholdings as provided in Section 1.14) of (A) the applicable Cash Election Consideration such holder is entitled to receive pursuant to Section 1.5(a), plus (B) any cash in lieu of fractional shares of Parent Class A Common Stock pursuant to Section 1.10 plus (C) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to Section 1.12(f), and each Non-DTC Book-Entry Share shall be promptly cancelled by the Exchange Agent. Subject to Section 1.12(i), payment of the Merger Consideration with respect to Non-DTC Book-Entry Shares shall only be made to the Person in whose name such Non-DTC Book-Entry Shares are registered.

(d) With respect to Company Book-Entry Shares held through DTC, prior to the First Effective Time, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to provide that the Exchange Agent will transmit to DTC or its nominees as promptly as reasonably practicable after the First Effective Time, but in any event within three Business Days thereafter, upon surrender of shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock pursuant to Section 1.10, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to Section 1.12(f).

(e) In the event that any Company Stock Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact (in form reasonably acceptable to Parent and the Exchange Agent) by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in a reasonable and customary amount and upon such terms as may reasonably be required as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, the Merger Consideration, cash in lieu of fractional shares of Parent Class A Common Stock pursuant to Section 1.10, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to Section 1.12(f), as if such lost, stolen or destroyed Company Stock Certificate had been surrendered.

(f) No dividends or other distributions declared or made with respect to Parent Class A Common Stock with a record date after the First Effective Time shall be paid or otherwise delivered to the holder of any unsurrendered Company Stock Certificate or Company Book-Entry Shares, as applicable, with respect to the shares of Parent Class A Common Stock that such holder has the right to receive in the Mergers until the later to occur of: (A) the date on which the holder surrenders such Company Stock Certificate or Company Book-Entry Shares in accordance with this Section 1.12; and (B) the payment date for such dividend or distribution with respect to Parent Class A Common Stock (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(g) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates or Company Book-Entry Shares as of the date that is one year after the Closing Date shall be delivered to Parent upon demand. Any holders of Company Stock Certificates or Company Book-Entry Shares who have not theretofore surrendered their Company Stock Certificates or Company Book-Entry Shares in accordance with this Section 1.12 shall thereafter be entitled to look to Parent for, and be entitled to receive from Parent, the Merger Consideration pursuant to the provisions of Section 1.5(a), cash in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 1.10(b) and any dividends or distributions with respect to shares of Parent Class A Common Stock pursuant to Section 1.12(f).

(h) None of Parent, the Initial Surviving Corporation, nor the Surviving Company shall be liable to any holder or former holder of shares of Company Common Stock or to any other Person with respect to any portion of the Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or other similar Legal Requirement. If any Company Stock Certificate or Company Book-Entry Share has not been surrendered prior to the date on which any portion of the Merger Consideration and any dividends or distributions, in each case, that a holder of such Company Stock Certificates or Company Book-Entry Share has the right to receive pursuant to this Section I in respect of such Company Stock Certificate or Company Book-Entry Share would otherwise escheat to or become property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Company Stock Certificate or Company Book-Entry Share shall, to the extent permitted by applicable Legal Requirement, become the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto.

(i) In the event of a transfer of ownership of any shares of Company Common Stock that is not registered in the transfer records of the Company, the Exchange Agent may deliver the Merger Consideration (and, to the extent applicable, cash in lieu of fractional shares pursuant to Section 1.10(b) or any dividends or distributions pursuant to Section 1.12(f)) to such transferee if (A) in the case of Company Book-Entry Shares, written instructions authorizing the transfer of the Company Book-Entry Shares are presented to the Exchange Agent, (B) in the case of Company Stock Certificates, the Company Stock Certificates formerly representing such shares of Company Common Stock are surrendered to the Exchange Agent, and (C) the written instructions, in the case of clause (A), and Company Stock Certificates, in the case of clause (B), are accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Exchange Agent. If any Merger Consideration is to be delivered to a Person other than the holder in whose name any shares of Company Common Stock are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of shares of Parent Class A Common Stock to a Person other than the registered holder of any shares of Company Common Stock, or shall establish to the satisfaction of Parent and the Exchange Agent that such Tax has been paid or is not applicable.

Section 1.13 Further Action. If, at any time after the First Effective Time, any further action is determined by Parent, the Initial Surviving Corporation or the Surviving Company to be necessary to carry out the purposes of this Agreement, the officers and directors of Parent shall (in the name of Acquisition Subs, in the name of the Company or otherwise) be fully authorized to take such action.

Section 1.14 Tax Withholding. Each of Parent, the Exchange Agent, Acquisition Sub I, Acquisition Sub II, the Company and the Initial Surviving Corporation and the Surviving Company, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amounts as are required to be deducted and withheld with respect to the making of such payment pursuant to the Code or any other applicable Legal Requirement relating to Taxes. To the extent that amounts are so deducted or withheld and, if required, paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

Section 1.15 Election Procedures.

(a) Not less than 30 days prior to the anticipated First Effective Time (the “Mailing Date”), Parent will cause to be mailed to each record holder of shares of Company Common Stock (other than Excluded Shares) as of five business days prior to the Mailing Date (or another date selected by Parent which is reasonably acceptable to the Company) an election form in a form mutually satisfactory to Parent and the Company (the “Election Form”).

(b) Each Election Form will permit the holder (or the beneficial owner through customary documentation and instructions) of shares of Company Common Stock to specify (i) the number of shares of Company Common Stock with respect to which such holder elects to receive the Stock Election Consideration, (ii) the number of Shares with respect to which such holder elects to receive the Cash Election Consideration or (iii) that such holder makes no election with respect to such holder’s shares of Company Common Stock. Any shares of Company Common Stock with respect to which the Exchange Agent does not receive a properly completed Election Form during the period (the “Election Period”) from the Mailing Date to 5:00 p.m., New York Time, on the Business Day that is three Trading Days prior to the Closing Date or such other date as Parent and the Company will, prior to the Closing, mutually agree (the “Election Deadline”) will be deemed to be No Election Shares. Parent and the Company will publicly announce the anticipated Election Deadline at least five Business Days prior to the anticipated Closing Date. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(c) Any election made pursuant to this Section 1.15 will have been properly made only if the Exchange Agent has actually received a properly completed Election Form during the Election Period. Any Election Form may be revoked or changed by the Person submitting it, by written notice received by the Exchange Agent during the Election Period. In the event an Election Form is revoked during the Election Period, the Shares represented by such Election Form will be deemed to be No Election Shares, except to the extent a subsequent election is properly made during the Election Period. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters will be binding and conclusive. None of Parent, the Company or the Exchange Agent will be under any obligation to notify any Person of any defect in an Election Form.

ARTICLE II.REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Acquisition Sub that, except as set forth or incorporated by reference in the Company SEC Documents filed and publicly available prior to the date of this Agreement (excluding any disclosures contained in such documents under the heading “Risk Factors” or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or, subject to Section 7.12, in the disclosure schedule delivered to Parent concurrent with the execution of this Agreement (the “Company Disclosure Schedule”):

Section 2.1 Due Organization and Good Standing; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified and has all necessary Governmental Authorizations to do business, and (where such concept is recognized under the Laws of the applicable jurisdictions) is in good standing, in each other jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Exhibit 21.1 of the Most Recent Company 10-K is a correct and complete list of each Entity that is a Company Subsidiary as of the date of this Agreement. Neither the Company nor any Company Subsidiary owns any equity interest or joint venture, partnership or similar interest in any other Entity, other than the Entities identified in Exhibit 21.1 of the Most Recent Company 10-K. Each Company Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other organizational power and authority and Governmental Authorizations to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except where the failure to be so organized, existing and in good standing or to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary is duly qualified and has all necessary Governmental Authorizations to do business, and (where such concept is recognized under the laws of the applicable jurisdictions) is in good standing, in each other jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. All of the outstanding shares of capital stock of each Company Subsidiary are duly authorized, validly issued, fully paid and non-assessable and are owned directly or indirectly by the Company free and clear of all Liens, except for restrictions on transfer under applicable securities laws.

Section 2.2 Organizational Documents. Prior to the date of this Agreement, the Company has made available to Parent copies of the Organizational Documents of the Company and each Company Subsidiary, including all amendments thereto in effect prior to the date of this Agreement. The Organizational Documents of the Company and each Company Subsidiary are in full force and effect and neither (a) the Company nor (b) except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, any Company Subsidiary is in violation of any of the provisions of such Organizational Documents.

Section 2.3 Capitalization.

(a) The authorized capital stock of the Company consists of: (i) 45,000,000 shares of Company Common Stock and (ii) 2,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”). All of the outstanding shares of Company Common Stock have been, and all shares of Company Common Stock reserved for issuance pursuant to the Company Equity Agreements will be when issued, duly authorized and validly issued, and are, or will be when issued, fully paid and non-assessable.

(b) Except as set forth in the Company’s Organizational Documents or the Company Equity Agreements: (i) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right granted by the Company or a Company Subsidiary; (ii) none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company or any Company Subsidiary; (iii) there are no bonds, debentures, notes or other indebtedness issued by the Company or any Company Subsidiary and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote; and (iv) there is no Contract to which the Company or any Company Subsidiary is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock. Except as set forth in the Company Equity Agreements, neither the Company nor any Company Subsidiary is under any obligation, nor is it bound by any Contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock, capital or other equity interests of any Company Subsidiary or any other securities of any other Entity.

(c) As of July 27, 2021 (the “Company Capitalization Date”): (i) 17,410,045 shares of Company Common Stock were issued and outstanding, which total includes 159,800 shares of Company Restricted Stock; (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 2,202,301 shares of Company Common Stock were subject to issuance pursuant to outstanding Company Options, (iv) 400,000 shares of Company Common Stock were reserved for issuance pursuant to the Company ESPP; (v) 524,736 shares of Company Common Stock were reserved for issuance pursuant to the Company Equity Incentive Plans (excluding securities reflected in clauses (iii) and (iv)); and (vi) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. From the Company Capitalization Date through the date of this Agreement, neither the Company nor any of the Company Subsidiaries has issued any shares of Company Common Stock or other equity interests of the Company or any Company Subsidiary, other than pursuant to Company Options, in each case, that were outstanding as of the Company Capitalization Date.

(d) Except as set forth in Section 2.3(c), there is no: (i) subscription, option, call, warrant or other right (whether or not currently exercisable) to acquire any shares of the capital stock or other equity interests, or any restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of capital stock or other equity interest of the Company or any Company Subsidiary, in each case, to which the Company or any Company Subsidiary is a party; (ii) outstanding security, instrument, bond, debenture or note that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any Company Subsidiary; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any Company Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or other equity interest or any other securities.

(e) Prior to the date of this Agreement, the Company has made available to Parent accurate and complete copies of: (A) the Company Equity Plans; and (B) the forms of all stock option agreements evidencing Company Options outstanding as of the date of this Agreement.

Section 2.4 Authority; Binding Nature of Agreement. The Company has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to receipt of the Required Company Stockholder Vote, to consummate the First Merger. Assuming the accuracy of Parent’s and Acquisition Subs’ representations and warranties set forth in Section 3.17 hereof, on or prior to the date hereof, the Company Board has unanimously: (a) duly and validly authorized and approved the execution, the delivery and, subject to the receipt of the Required Company Stockholder Vote, the performance of this Agreement and the consummation of the First Merger by the Company; (b) determined that the First Merger is fair to and in the best interests of the Company and its stockholders; (c) approved and declared advisable this Agreement and the consummation of the transactions contemplated by this Agreement, including the First Merger; and (d) resolved that (i) this Agreement be submitted to a vote of the Company’s stockholders and, (ii) subject to the terms and conditions contained in this Agreement, including Section 4.5, to recommend that the Company’s stockholders adopt this Agreement (the “Company Board Recommendation”), and to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus. Assuming the accuracy of Parent’s and Acquisition Subs’ representations and warranties set forth in Section 3.17 hereof, the execution and delivery of this Agreement by the Company and the consummation by the Company of the First Merger and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, in each case other than, with respect to the consummation of the Mergers, the receipt of the Required Company Stockholder Vote and the filing of the Certificates of Merger as required by the DGCL. This Agreement has been duly executed and delivered on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement on behalf of Parent and the Acquisition Subs and the accuracy of Parent’s and Acquisition Subs’ representations and warranties set forth in Section 3.17 hereof, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (the “General Enforceability Exception”).

Section 2.5 Vote Required. Assuming the accuracy of Parent’s and Acquisition Subs’ representations and warranties set forth in Section 3.17 hereof, the adoption of this Agreement by the affirmative vote of the holders of at least a majority of the shares of Company Common Stock issued and outstanding on the record date for the Company Stockholder Meeting and entitled to vote on the proposal to adopt this Agreement (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary under applicable Legal Requirements and the Company Organizational Documents to adopt this Agreement or for the Company to consummate the transactions contemplated hereby, including the Mergers.

Section 2.6 Non-Contravention; Consents.

(a) The execution and delivery of this Agreement by the Company and, assuming receipt of the Required Company Stockholder Vote and the accuracy of Parent’s and Acquisition Subs’ representations and warranties set forth in Section 3.17 hereof, the consummation by the Company of the Mergers will not: (i) cause a violation of any of the provisions of the Organizational Documents of the Company or any Company Subsidiary; (ii) assuming the consents and filings referred to in Section 2.6(b) are made and obtained, conflict with or violate any applicable Legal Requirements; or (iii) subject to Section 4.7, result in any loss, limitation or impairment of any right of the Company or any Company Subsidiary to own or use any assets, result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any Material Contract, or result in the creation of any Liens of any kind (other than Company Permitted Encumbrances) upon any of the properties, rights or assets of the Company or any Company Subsidiary, except, in the cases of clauses “(ii)” and “(iii),” as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except as (i) may be required by the applicable requirements of the Securities Act, the Exchange Act, the DGCL, the DLLCA, the HSR Act or other applicable Antitrust Laws, applicable state securities takeover and “blue sky” laws, the rules and regulations of Nasdaq, (ii) in connection with the filing of the Form S-4 with the SEC or (iii) the filing of all material applications and notices, consents, approvals, clearances, authorizations, registrations, and exemptions, as required by the FDA and any other federal, state, local or foreign Governmental Entity that is concerned with or regulates the development, marketing, labeling, sale, use, handling and control, safety, efficacy, reliability or manufacturing of, or payment for biological products, human cells, tissues, and cellular or tissue-based products (“HCT/Ps”), medical devices or durable medical equipment or is concerned with or regulates public health care programs (each, a “Healthcare Regulatory Authority”), the Company and the Company Subsidiaries are not required to make any filing, registration, or declaration with, give any notice to, or obtain any consent, Order, license, permit, clearance, waiver or approval from, any Governmental Entity for the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder or the consummation by the Company of the Mergers, in each case, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 2.7 Reports; Financial Statements; Internal Controls.

(a) All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference therein) required to be filed or furnished by the Company with the SEC under the Exchange Act or Securities Act since January 1, 2019 (the “Company SEC Documents”) have been filed or furnished by or on behalf of the Company with the SEC on a timely basis. As of the time it was filed with the SEC (or if amended or superseded, then on the date of such amended or superseding filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be) and the applicable regulations promulgated thereunder and the listing requirements and corporate governance rules and regulations of Nasdaq, each as in effect on the date such Company SEC Document was filed; and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No Company Subsidiary has been required to file any forms, reports or other documents with the SEC at any time since January 1, 2019. Since January 1, 2019 no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. Neither the Company nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC applicable thereto, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); (iii) fairly present, in all material respects, the financial position of the Company and the Company’s consolidated Subsidiaries as of the respective dates thereof and the results of operations and consolidated cash flows of the Company and the Company’s consolidated Subsidiaries for the periods covered thereby subject, with respect to unaudited interim statements, to normal and recurring year-end adjustments; and (iv) have been prepared from, and are in accordance with, the books and records of the Company and the Company’s consolidated Subsidiaries in all material respects. No financial statements of any Person other than the Company and the Company’s consolidated Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company. The books and records of the Company and the Company Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date of this Agreement, Deloitte & Touche LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company.

(c) The Company maintains, and at all times since January 1, 2019 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and the Company Subsidiaries that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the most recent fiscal quarter ended March 31, 2021 and such assessment concluded that such controls were effective. Management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (x) any significant deficiencies or material weaknesses in the design and operation of internal controls over financial reporting since January 1, 2019 and (y) any fraud, whether or not material, that involves management or any other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been made available to Parent prior to the date hereof.

(d) Since January 1, 2019, (i) none of the Company or any Company Subsidiary nor, to the knowledge of the Company, any director or officer of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or any material complaint, allegation, assertion or claim from employees of the Company or any Company Subsidiary regarding questionable accounting or auditing matters with respect to the Company or any Company Subsidiary, and (ii) to the knowledge of the Company, no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company, any Company Subsidiary or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof, or to the Chief Financial Officer or Chief Executive Officer of the Company.

(e) The Company maintains disclosure controls as required by Rule 13a-15 or 15d-15 under the Exchange Act. As of the date of this Agreement, the Company is in compliance in all material respects with all current listing requirements of the Nasdaq Global Select Market (“Nasdaq”).

(f) Neither the Company nor any Company Subsidiary is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(g) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents, and none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review or investigation.

(h) Neither the Company nor any Company Subsidiary has any liabilities of any nature or type (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due), that would be required by GAAP to be reflected on a condensed consolidated balance sheet of the Company and its consolidated Company Subsidiaries, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the Most Recent Company Balance Sheet; (ii) liabilities incurred in the ordinary course of business in a manner consistent with past practice since the date of the Most Recent Company Balance Sheet; (iii) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; and (iv) liabilities and obligations incurred in connection with this Agreement, the preparation and negotiation of this Agreement or the transactions contemplated by this Agreement.

Section 2.8 Absence of Certain Changes.

(a) Since the date of the Most Recent Company Balance Sheet, there has not been any fact, event, change, effect, circumstance, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b) From the date of the Most Recent Company Balance Sheet to the date of this Agreement, the businesses of the Company and the Company Subsidiaries have been conducted in all material respects in the ordinary course of business (other than in connection with COVID-19 Measures) in a manner consistent with past practice, and neither the Company nor any Company Subsidiary has undertaken any action that if proposed to be taken after the date of this Agreement would require Parent’s consent pursuant to subsections (ii), (iii), (iv), (vi), (vii), (xi), (xii), (xvi), (xvii), (xix) and (xx) of Section 4.1(a).

Section 2.9 Intellectual Property and Related Matters.

(a) Section 2.9(a) of the Company Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement, of all material Company IP that is Registered IP (excluding domain name registrations) (collectively, the “Company Registered IP”), including for each item: (i) the jurisdiction of application or registration; and (ii) the application or registration number.

(b) To the knowledge of the Company, all Company Registered IP is currently in compliance with all formal legal requirements (including, as applicable, payment of filing, examination and maintenance fees, inventor declarations, proofs of working or use, timely post-registration filing of affidavits of use and incontestability, and renewal applications) to maintain such Registered Company Intellectual Property in full force and effect, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, all material Company Registered IP is valid, subsisting and enforceable (or solely in the case of applications, applied for and pending), since January 1, 2019, none of the material Company Registered IP has ever been found invalid, unpatentable or unenforceable for any reason in any administrative, arbitration, judicial or other proceeding, except for claims rejected or refused in connection with the prosecution of any Registered Company Intellectual Property. Since January 1, 2019, neither the Company nor any Company Subsidiary has received any written notice or claim challenging the validity or enforceability of any Company Registered IP or indicating an intention on the part of any Person to bring a claim that any of the Company Registered IP is invalid or unenforceable, and there is currently no Legal Proceeding pending or threatened in writing, in which the validity, enforceability or ownership of any Company Registered IP is being contested or challenged.

(c) To the knowledge of the Company, the Company or a Company Subsidiary, as applicable, solely owns or has a valid and enforceable exclusive license (as applicable) to all Company IP, free and clear of all Liens other than Company Permitted Encumbrances.

(d) Neither the Company nor any Company Subsidiary is subject to any outstanding or potential Order that restricts in any material manner the use, transfer or licensing of any material Company IP.

(e) To the knowledge of the Company, the operations of the businesses of the Company and the Company Subsidiaries as currently conducted, including the Company’s and the Company Subsidiaries’ design, manufacture, provision, use and sale of any Company Products, do not infringe, misappropriate or otherwise violate, and, to the knowledge of the Company, since January 1, 2019 have not infringed, misappropriated or otherwise violated, any Intellectual Property owned by any other Person except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. No Legal Proceeding is pending or, to the Company’s Knowledge, threatened in writing against the Company or any Company Subsidiary alleging that the operation of the business of the Company or any Company Subsidiary, the Company Products, Company Intellectual Property or Company Technology (or the exploitation of any of the foregoing) infringes, misappropriates, or violates (or in the past infringed, misappropriated or violated) any Intellectual Property of any Person, or that any of the Company Intellectual Property or Company Technology is invalid or unenforceable. Neither the Company nor any Company Subsidiary has received any written complaints, claims or notices since January 1, 2019 alleging any infringement, misappropriation or violation of any Intellectual Property of any other Person by the Company or any Company Subsidiary. To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement, misappropriation or other violation of any material Company IP by any third Person. Since January 1, 2019, neither Company nor any Company Subsidiary has brought any Legal Proceeding against any other Person, or provided any other Person with written notice or other assertion, alleging any Person is infringing, misappropriating or otherwise violating any material Company IP.

(f) To the knowledge of the Company, no material Company IP was developed using any material support, funding, resources or assistance from any government entities, or from any university, college, other academic institutions, or non-profit research centers (other than in connection with customer agreements in the ordinary course of business in a manner consistent with past practice).

(g) As of the date of this Agreement, (i) neither the Company nor any Company Subsidiary is obligated to grant licenses to any material Company IP to any industry standards organization, body, working group, patent pool, trade association, or similar organization and (ii) neither the Company nor any Company Subsidiary, nor any material Company IP is subject to any licensing, assignment, contribution, disclosure, or other requirements or restrictions of any industry standards organization, body, working group, patent pool, trade association, or similar organization.

(h) The Company and each Company Subsidiary have taken commercially reasonable steps to protect all Trade Secrets owned, used or held for use by the Company or a Company Subsidiaries and that are material to the Company or the Company Subsidiaries taken as a whole.    Each Person who is or was involved in the creation or development of any Company Product has entered into a valid and enforceable agreement with the Company or a Company Subsidiary, containing an assignment to the Company or the Company Subsidiaries, as applicable, of Intellectual Property in such Person’s contribution to the Company IP except to the extent not legally assignable and except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no Person has materially violated such agreement or otherwise misappropriated any Trade Secret that constitutes material Company IP. Since January 1, 2019, no Person has notified the Company or any Company Subsidiary in writing that it is claiming any ownership of or right to use any material Company IP (other than the right to use Company IP expressly granted to such Person under a Contract with the Company or a Company Subsidiary).

(i) Section 2.9(i) of the Company Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement of, (i) all Contracts pursuant to which a third Person has licensed (including covenants not to sue) to the Company or a Company Subsidiary any material Intellectual Property and which Contract is material to the Company and the Company Subsidiaries, taken as a whole (“In-Bound Licenses”); and (ii) each Contract pursuant to which the Company has granted to any third Person any right or license (including covenants not to sue) to any material Company IP and which Contract is material to the Company and the Company Subsidiaries, taken as a whole (other than, in all cases, non-exclusive licenses granted in the ordinary course of business in a manner consistent with past practice) (“Out-Bound Licenses” and, together with the In-Bound Licenses, the “Company IP Licenses”). Neither the Company nor any Company Subsidiary is bound by, and no Company IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or a Company Subsidiary to use, exploit, assert, or enforce any of its Intellectual Property in any material respect anywhere in the world. Without limiting the foregoing, neither the Company nor any Company Subsidiary has granted any exclusive licenses to any material Company IP.

(j) Except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary is in compliance, and has since January 1, 2019 complied, with all applicable Data Protection Laws. To the knowledge of the Company, since January 1, 2019, there have not been any material non-permitted disclosures, material security incidents or material breaches involving the Company, the Company Subsidiaries, or any of its agents, employees or contractors relating to any Personal Data in its possession or control except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(k) To the knowledge of the Company, since January 1, 2019, there has been no material failure or any material unauthorized intrusions or material breaches of security with respect to the information technology systems owned or controlled by the Company or any Company Subsidiary that has resulted in a material disruption or material interruption in the operation of the business of the Company or any Company Subsidiary, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 2.10 Title to Assets; Real Property. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (a) the Company or a Company Subsidiary owns, and has good and marketable title to, or in the case of assets purported to be leased by the Company or a Company Subsidiary, leases and has valid leasehold interest in, each of the material tangible assets owned or leased by the Company or a Company Subsidiary, free and clear of all Liens (other than Company Permitted Encumbrances), (b) either the Company or a Company Subsidiary has a good and valid binding leasehold interest in each material property under which the Company or any Company Subsidiary uses or occupies or has the right to use or occupy any real property (such real property, collectively, the “Company Leased Real Property”), in each case pursuant to a written lease, sublease, license, or other use or occupancy agreement, in each case that is a valid and binding obligation of the Company or a Company Subsidiary and, to the knowledge of the Company, each other party thereto, (c) (i) none of the Company or any Company Subsidiary is in default of any provision of any such lease and (ii) the Company has made available to Parent a true and correct copy of each such material lease in effect as of the date of this Agreement, and (d) all buildings, structures, improvements, fixtures, building systems and improvements situated on the Company Leased Real Property comprise all of the material real property used or intended to be used in the conduct of the business of the Company or the Company Subsidiaries. Neither the Company nor the Company Subsidiaries owns any real property.

Section 2.11 Contracts. Section 2.11 of the Company Disclosure Schedule contains a list as of the date of this Agreement of each of the following Contracts to which the Company or a Company Subsidiary is a party, other than Company Plans (each such Contract (x) required to be listed in Section 2.11 of the Company Disclosure Schedule, (y) that is a Company IP License or (z) that is required to be filed as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) as an exhibit to the Most Recent Company 10-K under the Exchange Act prior to the date of this Agreement (other than any Company Plan), being referred to as a “Material Contract”):

(a) each Contract that restricts in any material respect the ability of the Company, any Company Subsidiary or any Affiliate of any of them to (i) engage or compete in any geographic area or line of business, market or field, or to develop, sell, supply, manufacture, market, distribute, or support any material product or service, or (ii) transact with any Person (or that would so restrict Parent, any Parent Subsidiary or any Affiliate of any of them following the Closing);

(b) each joint venture agreement, partnership agreement or similar agreement with a third party;

(c) each material acquisition or divestiture Contract that contains any material indemnification obligations of the Company or a Company Subsidiary or any “earnout” or other material contingent payment obligations that are outstanding obligations of the Company or any Company Subsidiary as of the date of this Agreement;

(d) each Contract evidencing indebtedness for money borrowed by the Company or any Company Subsidiary from a third party lender, and each Contract pursuant to which any such indebtedness for borrowed money is guaranteed by the Company or any Company Subsidiary, in each case in excess of $250,000;

(e) each Contract expressly limiting or restricting the ability of the Company or any Company Subsidiary (i) to make distributions or declare or pay dividends in respect of their capital stock, membership interests or other equity interests, as the case may be, (ii) to pledge their capital stock or other equity interests, (iii) to issue any guaranty, or (iv) to make loans to the Company or any Company Subsidiary;

(f) each Contract that obligates the Company or any Company Subsidiary to make any loans, or capital contributions to, or investments in, any Person in excess of $250,000 individually;

(g) each Contract that grants a third party any material right of first refusal, first notice, first negotiation or right of first offer or similar right with respect to any material assets, rights or properties of the Company or any Company Subsidiary;

(h) each Contract or series of related Contracts (excluding (i) purchase orders given or received in the ordinary course of business in a manner consistent with past practice and (ii) Contracts between the Company and any wholly owned Company Subsidiary or among any wholly owned Company Subsidiaries) under which the Company or any Company Subsidiary (A) paid in excess of $750,000 in fiscal year 2020, or is expected to pay in excess of $750,000 in fiscal year 2021 or (B) received in excess of $750,000 in fiscal year 2020, or is expected to receive in excess of $750,000 in fiscal year 2021;

(i) each “single source” supply Contract pursuant to which goods or materials are supplied to the Company or a Company Subsidiary from a sole source which is expected to involve payments by the Company and Company Subsidiaries in excess of $250,000 in fiscal year 2021;

(j) each Contract containing any “take or pay”, minimum commitments or similar provisions which, in each case, is expected to involve payments (including penalty or deficiency payments) by the Company and Company Subsidiaries in excess of $250,000 in fiscal year 2021;

(k) each lease involving real property pursuant to which the Company or any Company Subsidiary is required to pay a monthly base rental in excess of $50,000;

(l) each lease or rental Contract involving personal property (and not relating primarily to real property) pursuant to which the Company or any Company Subsidiary is required to make rental payments in excess of $25,000 per month (excluding leases or rental Contracts for office equipment entered into in the ordinary course of business in a manner consistent with past practice);

(m) each Contract relating to the acquisition, sale or disposition of any business unit or product line of the Company or any Company Subsidiary and with any outstanding obligations that are material to the Company and the Company Subsidiaries, taken as a whole, as of the date of this Agreement;

(n) any Government Contract with any outstanding obligations under which the Company or the Company Subsidiaries received in excess of $750,000 in fiscal year 2020, or is expected to receive in excess of $750,000 in fiscal year 2021;

(o) each Contract with any material “most favored nation” provision or that otherwise requires the Company or any Company Subsidiary (or, following the Closing, would require Parent or any Parent Subsidiary) to conduct business with any Person on a preferential or exclusive basis, or that includes a price protection provision in favor of the counterparty to such Contract;

(p) each settlement agreement entered into since January 1, 2019 (i) with a Governmental Entity that imposes material ongoing obligations or restrictions on the Company or any Company Subsidiary; (ii) that requires the Company or any Company Subsidiary to pay more than $250,000 in excess of insurance coverage after the date of this Agreement; or (iii) that imposes any material restrictions on the business of the Company or any Company Subsidiary after the date of this Agreement;

(q) each Contract (excluding purchase orders given or received in the ordinary course of business in a manner consistent with past practice) with any Top Customer, Top Distributor or Top Supplier of the Company and the Company Subsidiaries; and

(r) each Contract relating to the creation of a Lien (other than Company Permitted Encumbrances) with respect to any material asset of the Company or any Company Subsidiary.

Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, there are no existing breaches or defaults on the part of the Company or any Company Subsidiary under any Material Contract, and, to the knowledge of the Company, there are no existing breaches or defaults on the part of any other Person under any Material Contract. Each Material Contract is valid, has not been terminated prior to the date of this Agreement, is enforceable against the Company or the applicable Company Subsidiary that is a party to such Material Contract, and, to the knowledge of the Company, is enforceable against the other parties thereto, in each case subject to the General Enforceability Exception, and, in each case, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent accurate and complete copies of each Material Contract in effect as of the date of this Agreement, together with all amendments and supplements thereto in effect as of the date of this Agreement (excluding purchase orders given or received in the ordinary course of business in a manner consistent with past practice). As of the date of this Agreement, no Top Customer, no Top Distributor and no Top Supplier has canceled, terminated or substantially curtailed its relationship with the Company or any Company Subsidiary, given written notice to the Company or any Company Subsidiary of any intention to cancel, terminate or substantially curtail its relationship with the Company or any Company Subsidiary, or, to the knowledge of the Company, threatened in writing to do any of the foregoing.

Section 2.12 Compliance with Legal Requirements.

(a) The Company and the Company Subsidiaries are, and since January 1, 2019 have been, in compliance with all Legal Requirements applicable to them and their businesses, except where the failure to comply with such Legal Requirements, individually or in the aggregate, has not been or would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary has, since January 1, 2019: (i) to the knowledge of the Company, received any written notice from any Governmental Entity regarding any potential or actual material violation by the Company or any Company Subsidiaries of any Legal Requirement; or (ii) provided any notice to any Governmental Entity regarding any potential or actual material violation by the Company or any Company Subsidiary of any Legal Requirement.

(b) The Company and the Company Subsidiaries hold, and have at all times since January 1, 2019 held, all Governmental Authorizations necessary for the lawful operation of the businesses of the Company and the Company Subsidiaries as they are now being conducted (the “Company Permits”) and have paid all fees and assessments due and payable in connection therewith, except where the failure to have, file or pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) all Company Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of the Company, no suspension or cancellation of any such Company Permit is threatened; (ii) the Company and each Company Subsidiary is in compliance with the terms and requirements of all Company Permits; and (iii) no consent from or notice to any Government Entity is required in order for each Company Permit to continue in full force and effect upon consummation of the Mergers and the other transactions contemplated by this Agreement.

(c) Except where the failure to comply with such Legal Requirements, individually or in the aggregate, has not been or would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary have at all times since January 1, 2019 complied with applicable Sanctions Laws and Export Control Laws. Neither the Company or any Company Subsidiary has been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Entity or other Legal Proceedings with respect to any actual or alleged violations of Export Control Laws or Sanctions Laws, and neither the Company or any Company Subsidiary has been notified of any such pending or threatened actions. Neither the Company, any Company Subsidiary, nor any director or officer of the Company or any Company Subsidiary, or, to the knowledge of the Company, any other employee, independent contractor, consultant, agent, or other person acting on behalf of the Company or any Company Subsidiary, is a Prohibited Person or is subject to debarment or any list-based designations under the Export Control Laws. Since January 1, 2019, the Company and the Company Subsidiaries have secured and maintained all necessary permits, registrations, agreements or other authorizations, including amendments thereof pursuant to the Export Control Laws or Sanctions Laws, including for (i) the export, import and re-export of its products, services, Software and technologies, and (ii) releases of technologies and Software to foreign nationals located in the United States and abroad (the “Export Approvals”), and each of the Company and the Company Subsidiaries is and, since January 1, 2019, has been in compliance in all material respects with the terms of all Export Approvals. None of the officers, directors, or employees of the Company or any of the Company Subsidiaries is a foreign or domestic Government Official.

Section 2.13 Legal Proceedings; Investigations; Orders.

(a) There is no Legal Proceeding pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary or affecting any of their respective properties or assets that: (i) would adversely affect the Company’s ability to perform any of its obligations under, or consummate any of the transactions contemplated by, this Agreement; or (ii) individually or in the aggregate, had or would reasonably be expected to have a Company Material Adverse Effect.

(b) There is no Order under which the Company or any Company Subsidiary is subject to ongoing obligations that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 2.14 Certain Business Practices. Except as, individually or in the aggregate, has not been or would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2019, neither the Company nor any Company Subsidiary nor, any director, officer, employee, or, to the Company’s knowledge, other agent or Person acting on behalf of the Company or any Company Subsidiary has, directly or indirectly (a) violated or taken any action that could potentially result in a violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010 or its predecessor laws, or any other Legal Requirements concerning corrupt payments (collectively, the “Anti-Corruption Laws”) applicable to the Company or any Company Subsidiary or (b) (i) used, offered to use or authorized the use of any funds of the Company or a Company Subsidiary for unlawful contributions, unlawful gifts or unlawful entertainment, or for other unlawful payments, related to political activity or otherwise; (ii) made, offered to make or authorized any unlawful payment from funds of the Company or any Company Subsidiary to foreign or domestic Government Officials or to foreign or domestic political parties or campaigns; (iii) established or maintained any unlawful fund of monies or other unlawful pool of assets of the Company or any Company Subsidiary; (iv) made any fraudulent entry on the books or records of the Company or any Company Subsidiary; (v) made, offered to make or authorized any bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any Person, private or public, in any form; or (vi) engaged in or facilitated any transaction or dealing in property or interests in property of a Prohibited Person, received funds, goods or services from or made any contribution of funds, goods or services to or for the benefit of a Prohibited Person, or otherwise engaged in or facilitated any transactions with, any Prohibited Person. Neither the Company nor any Company Subsidiary is or within the past five years has (i) been to the knowledge of the Company, under investigation by any Governmental Entity for any potential or actual violation of any Anti-Corruption Laws or (ii) received any written notice from any Governmental Entity regarding any potential or actual violation of, or potential or actual failure to comply with, any Anti-Corruption Laws. Since January 1, 2019, neither the Company nor any Company Subsidiary has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any potential violation or liability arising under or relating to any Anti-Corruption Laws.

Section 2.15 Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and the Company Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them and all such Tax Returns are accurate and complete;

(ii) The Company and the Company Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them or, in respect of any Taxes accrued but not yet payable by the Company or any Company Subsidiary, adequate reserves have been recorded in the financial statements of the Company and the Company Subsidiaries in accordance with GAAP;

(iii) Each of the Company and the Company Subsidiaries has (i) timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment made or owing to, or received from, their employees, creditors, independent contractors, shareholders, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity) and (ii) otherwise complied with all applicable Legal Requirements relating to such withholding, collection and remittance of Taxes (including information reporting requirements);

(iv) Within the last three years, no claim has been made in writing by any Tax authority in a jurisdiction where the Company or any Company Subsidiary has not filed Tax Returns of a particular type that the Company or any Company Subsidiary is or may be subject to such type of Tax by, or required to file Tax Returns with respect to Taxes in, such jurisdiction;

(v) Neither the Company nor any Company Subsidiary will be required to include an item of income (or exclude an item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing Date, (ii) a prepaid amount received (or deferred revenue recognized) or paid, prior to the Closing Date, (iii) any agreement entered into on or prior to the Closing Date with a Governmental Entity relating to Taxes, or (iv) any open transaction or installment sale entered into on or prior to the Closing Date; and

(vi) There are no: (i) examinations, investigations, audits, or other proceedings pending or, to the knowledge of the Company, threatened in writing with respect to any Taxes of the Company or any Company Subsidiary or any Tax Returns; (ii) extensions or waivers of the limitation period applicable to any Tax Return or the period for the assessment of any Taxes of the Company or the Company Subsidiaries which period has not yet expired; (iii) deficiencies for Taxes that have been claimed, proposed or assessed by any Governmental Entity in writing against the Company or any Company Subsidiary that have not been fully satisfied by payment; or (iv) Liens in respect of or on account of material Taxes (other than Company Permitted Encumbrances) upon any of the property or assets of the Company or any Company Subsidiary.

(b) Neither the Company nor any of the Company Subsidiaries (i) is or has been, within the last six years, a member of any affiliated, combined, consolidated, unitary or similar group for purposes of filing Tax Returns or paying Taxes, except for any such group of which the Company is the common parent or (ii) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations 1.1502-6 (or any similar state, local or non-U.S. Legal Requirement) or as transferee or successor.

(c) Neither the Company nor any Company Subsidiary is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than: (i) customary tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes; and (ii) any agreement or arrangement solely between or among the Company and/or the Company Subsidiaries.

(d) Neither the Company nor any Company Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous state, local or non-U.S. Legal Requirement) or other ruling or written agreement with a Tax authority, in each case, with respect to Taxes.

(e) Within the last two years, neither the Company nor any Company Subsidiary has distributed stock of another Person or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code.

(f) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar state, local or non-U.S. Legal Requirement).

(g) Neither the Company nor any Company Subsidiary has taken or agreed to take any action or has knowledge of any facts that would prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 2.16 Employee Benefit Plans.

(a) Section 2.16(a) of the Company Disclosure Schedule sets forth a list of all material Company Plans as of the date of this Agreement. There are no Company Plans that are governed by the laws of any jurisdiction other than the United States or provide compensation or benefits to any employee or former employee of the Company or any Company Subsidiary (or any dependent thereof) who resides outside of the United States.

(b) The Company has made available to Parent copies of, to the extent applicable: (i) the plan document for each material Company Plan; (ii) the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto) with respect to each material Company Plan; (iii) the most recent summary plan description with respect to each material Company Plan; (iv) the most recent IRS determination or opinion letter issued with respect to each Company Plan intended to be qualified under Section 401(a) of the Code; and (v) all material correspondence from any Governmental Entity regarding any active or, to the Company’s knowledge, threatened Legal Proceeding regarding any Company Plan.

(c) No Company Plan is, and neither the Company nor any Company Subsidiary nor any Company Commonly Controlled Entity contributes to, has at any time in the previous six years contributed to or has or had any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) a multiple employer plan (within the meaning of Section 413(c) of the Code), (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA), (v) a voluntary employee benefit association under Section 501(a)(9) of the Code, or (vi) a plan providing for post-employment or post-retirement health, medical, or life insurance benefits for current, former or retired employees of Company or any of the Company Subsidiaries, except as required under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Legal Requirements.

(d) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter, if applicable) from the IRS stating that such Company Plan is so qualified and, to the knowledge of the Company, nothing has occurred since the date of such letter that would reasonably be expected to adversely affect the qualified status of such Company Plan. Each Company Plan has been operated in compliance in all material respects with its terms and with all applicable Legal Requirements. Without limiting the foregoing, no liability under Title IV of ERISA has been incurred by the Company or any Company Commonly Controlled Entity that has not been satisfied in full and, to the knowledge of the Company, no condition exists that presents a risk to the Company or any Company Commonly Controlled Entity of incurring a liability under such Title.

(e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could (either alone or together with any other event): (i) entitle any current or former employee, officer, director or independent contractor of the Company or any Company Subsidiary to any payment or benefit under any Company Plan or otherwise; (ii) increase the amount of any compensation or other benefits otherwise payable by the Company or any Company Subsidiary under any Company Plan or otherwise; or (iii) result in the acceleration of the time of payment, funding or vesting of any compensation or other benefits under any Company Plan. No Company Plan provides for, and no current or former employee, officer, director or independent contractor of the Company or any Company Subsidiary is entitled to, any gross-up, make-whole or other similar payment or benefit in respect of any Taxes under Section 4999 of the Code or Section 409A of the Code.

(f) Each Company Plan has been maintained and operated in documentary and operational compliance in all material respects with Section 409A of the Code or an available exemption therefrom.

(g) The per share exercise price of each Company Option was at least equal to the fair market value of one share of Company Common Stock on the date of grant of such Company Option. Prior to the date of this Agreement, the Company has made available to Parent a list of all Company Options outstanding as of the date of this Agreement, including the holder of such Company Option, the number of shares of Company Common Stock subject to such Company Option, the grant date of such Company Option, the per share exercise price of such Company Option, the vesting schedule for such Company Option, and the date on which such Company Option expires.

Section 2.17 Labor Matters.

(a) Neither the Company nor any Company Subsidiary is a party to, nor does the Company or any Company Subsidiary have a duty to bargain for, any collective bargaining agreement with a labor organization or works council representing any of its employees and, as of the date of this Agreement, there are no labor organizations or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of the Company or any Company Subsidiary.

(b) As of the date of this Agreement (i) and since January 1, 2019, there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, union organizing activity, or any similar activity or dispute, affecting the Company, any Company Subsidiary or any of their employees and (ii) to the knowledge of the Company, no Person is currently threatening in writing to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute or union organizing activity or any similar activity or dispute.

(c) As of the date of this Agreement there is no material claim or grievance pending or, to the knowledge of the Company, threatened by or on behalf of any employees of the Company or Company Subsidiary relating to any employment Contract, wages and hours, mass layoffs or reductions in force, plant closing notification, employment statute or regulation, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, privacy right, immigration or discrimination matters involving any employee of the Company or any Company Subsidiary, including material charges of unfair labor practices or material harassment complaints, material claims or material judicial or administrative proceedings, in each case, which are pending.

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries are in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment of employees, former employees and prospective employees, wages and hours, pay equity, discrimination in employment, wrongful discharge, collective bargaining, mass layoffs or reductions in force, plant closing notification, fair labor standards, occupational health and safety, personal rights or any other labor and employment-related matters, and (ii) the Company and the Company Subsidiaries have properly classified all of their service providers as either employees or independent contractors and as exempt or non-exempt for all purposes.

(e) Within the last two years, no employee of the Company or any Company Subsidiary has transferred into employment with the Company or any Company Subsidiary by means of a relevant transfer pursuant to the Acquired Rights Directive pursuant to EC Directive no. 2001/23 dated March 12, 2001, as amended from time to time, or domestic legislation implementing such directive into the national applicable law of any country in the EEA, as amended from time to time, or any legislation that has substantially the same effect in any country outside the EEA. For purposes of this Section, “EEA” means European Economic Area, as constituted from time to time, and shall be deemed to include Switzerland.

Section 2.18 Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and since January 1, 2019 have been, in compliance with all applicable Environmental Laws (which compliance includes the possession, and the compliance with the terms and conditions, by the Company and each Company Subsidiary of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations), and there are no investigations, actions, suits or proceedings pursuant to any Environmental Laws pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary. During the three-year period prior to the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice from a Governmental Entity that alleges that the Company or any Company Subsidiary is violating, or has or may have, violated any Environmental Law, or may have any liability or obligation arising under, retained or assumed by Contract or by operation of law, except for such violations, liabilities and obligations that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2019, there has been no release of any hazardous materials by the Company or any Company Subsidiary at or from any facilities owned or leased by the Company or any Company Subsidiary or at any other locations where any hazardous materials were generated, manufactured, refined, transferred, stored, produced, imported, used, processed or disposed of by the Company or any Company Subsidiary and, in each case, for which the Company or any Company Subsidiary would reasonably be expected to be subject to any liability, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 2.19 Insurance. Since January 1, 2019, neither the Company nor any Company Subsidiary has received any written communication notifying the Company or any Company Subsidiary of any: (a) premature cancellation or invalidation of any material insurance policy held by the Company or any Company Subsidiary; or (b) refusal of any coverage or rejection of any material claim under any insurance policy held by the Company or any Company Subsidiary. As of the date of this Agreement, there is no pending material claim by the Company or any Company Subsidiary against any insurance carrier under any insurance policy held by the Company or any Company Subsidiary. The Company and the Company Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as the management of the Company has in good faith determined to be prudent and appropriate in all material respects. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all insurance policies maintained by or on behalf of the Company or any of the Company Subsidiaries are in full force and effect, all premiums and other payments due on such policies have been paid by the Company or a Company Subsidiary and all claims thereunder have been filed in due and timely fashion, and neither the Company nor any of Company Subsidiary is in breach or default under, has received any written notice of, or has taken any action that would reasonably be likely to permit cancellation, termination or modification of, any such insurance policies.

Section 2.20 Product Defects and Warranties.

(a) Since January 1, 2019, all Company Products sold or supported by the Company or any of the Company Subsidiaries have been provided in conformity with the Company’s and the Company Subsidiaries’ applicable contractual commitments, warranties and specifications, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company’s warranty reserve reflected on the Most Recent Company Balance Sheet was calculated utilizing historical warranty experience rates consistent with past practice and, to the knowledge of the Company, was sufficient as of the date of the Most Recent Company Balance Sheet to cover the unexpired warranty liabilities of the Company and the Company Subsidiaries for any products (including Company Products) sold by the Company or the Company Subsidiaries to their respective customers prior to the date of the Most Recent Company Balance Sheet. Since the date of the Most Recent Company Balance Sheet, the Company has not materially modified its practices in calculating warranty reserves. To the knowledge of the Company, the Company’s current warranty reserve is sufficient as of the date of this Agreement to cover the unexpired warranty liabilities of the Company and the Company Subsidiaries for any products (including Company Products) sold by the Company or the Company Subsidiaries to their respective customers prior to the date of this Agreement, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 2.21 Regulatory Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of the Company Subsidiaries is, and has since January 1, 2019 been, in compliance with (i) all applicable Healthcare Laws and (ii) all Healthcare Regulatory Authorizations. “Healthcare Laws” means: (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), the Public Health Service Act (42 U.S.C. § 201 et seq.) and the Medical Devices Regulation and the Medical Devices Directive; (ii) all applicable federal, state, local and foreign health care related fraud and abuse, false claims, anti-kickback, self-referral and transparency Legal Requirements, including the Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Civil False Claims Act (31 U.S.C. § 3729 et seq.), the Exclusion Laws (42 U.S.C. § 1320a-7), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), the federal Stark Law (42 U.S.C. § 1395nn), and all criminal Legal Requirements relating to health care fraud and abuse, including 18 U.S.C. §§ 286 and 287, and the health care fraud criminal provisions under HIPAA; (iii) Legal Requirements relating to price reporting requirements and the requirements relating to the processing of any applicable rebate, chargeback or adjustment, under applicable rules and regulations relating to the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8), any state supplemental rebate program, and Medicare average sales price reporting (42 U.S.C. § 1395w-3a); (iv) the Medicare statute (Title XVIII of the Social Security Act), the Medicaid statute (Title XIX of the Social Security), the federal TRICARE statute (10 U.S.C. § 1071 et seq.), and other Legal Requirements relating to Government Programs; (v) any other applicable Legal Requirements relating to the research, development, design, testing, manufacturing, labeling, marketing, promotion, sale and distribution of biological products, HCT/Ps, or medical devices, or durable medical equipment; (vi) Legal Requirements relating to consulting agreements, royalty agreements, and other arrangements with healthcare professionals, physician ownership/investment interests, and continuing education and trade shows for healthcare professionals; and (vii) in each case, as amended and the regulations promulgated thereunder.

(b) Since January 1, 2019, neither the Company nor any of the Company Subsidiaries has received written notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action by any Healthcare Regulatory Authority alleging that any Company Product, operation, or activity of the Company or any Company Subsidiary is in material violation of any applicable Healthcare Laws, or otherwise (i) proposing to modify, suspend, revoke or withdraw a material Healthcare Regulatory Authorization or (ii) contesting the clearance, approval or marketing of any Company Product.

(c) The Company and each of the Company Subsidiaries, as applicable, possess all Healthcare Regulatory Authorizations required for the conduct of its respective business, including all Healthcare Regulatory Authorizations required for any Company Product, and all such Healthcare Regulatory Authorizations are in full force and effect, except where the failure to possess such Healthcare Regulatory Authorizations or for such Healthcare Regulatory Authorizations to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2019, neither the Company nor any of the Company Subsidiaries has received written notice of any termination, revocation, withdrawal, suspension, rejection or denial of, any Healthcare Regulatory Authorization, and to the Company’s knowledge, no event has occurred which allows, or after notice or lapse of time would allow, or would reasonably be expect to lead to, the revocation, withdrawal, termination, suspension, rejection or denial of any Healthcare Regulatory Authorization (or any filing or application therefor) or result in any other impairment of the rights of the holder of any Healthcare Regulatory Authorization (or any filing or application therefor), except for such terminations, revocations, withdrawals, suspensions, rejections, denials or impairments as, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: all reports, documents, registrations, authorizations, claims and notices required to be filed, maintained, or furnished to any Healthcare Regulatory Authority pursuant to any applicable Health Care Laws by the Company or any of the Company Subsidiaries have been so filed, maintained or furnished and were complete and correct on the date filed (or were corrected in or supplemented by a subsequent filing).

(e) Since January 1, 2019, neither the Company nor any of the Company Subsidiaries has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued (or received any written notices from any Healthcare Regulatory Authority issuing, requiring or causing the Company or any of the Company Subsidiaries to issue) any recalls, seizures, detentions, field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other written notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of, or enjoining manufacture or distribution of, any Company Product, except in each case as are immaterial in nature or amount, and to the knowledge of the Company, none of any Healthcare Regulatory Authority or the Company or any Company Subsidiary is considering such action.

(f) All preclinical studies, tests and clinical trials conducted by or on behalf of the Company or any of the Company Subsidiaries, or in which the Company or any of the Company Subsidiaries has participated with respect to its products or product candidates (collectively, “Studies”) were and, if still pending, have been and are being conducted in compliance with all applicable Healthcare Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries has received any written notice from any Healthcare Regulatory Authority requiring or threatening, the termination or suspension of any ongoing or planned Studies, and to the knowledge of the Company, there are no reasonable grounds for the same, except for such terminations or suspensions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g) Since January 1, 2019, neither the Company nor any of the Company Subsidiaries has received, (i) from FDA, any FDA Form 483, warning letter or untitled letter or (ii) from any other Healthcare Regulatory Authority, any similar written notice alleging or asserting material noncompliance with any Healthcare Laws or Healthcare Regulatory Authorizations held by Company or any of the Company Subsidiaries.

(h) Neither the Company nor any of the Company Subsidiaries is a party to, has any ongoing obligations pursuant to, or is bound by, any order, individual integrity agreement, corporate integrity agreement, deferred prosecution agreement, settlement agreement, consent agreement, consent decree or other similar form agreement with any Governmental Entity resulting from a failure, or alleged failure, to comply with any applicable Healthcare Laws of the FDA, Centers for Medicare and Medicaid Services and other Healthcare Regulatory Authorities.

(i) Since January 1, 2019, neither the Company, any of the Company Subsidiaries nor any Company Products are the subject of any pending or, to the Company’s knowledge, threatened investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither the Company nor any of the Company Subsidiaries, nor any of their respective officers, directors, employees, nor to the knowledge of the Company, any of their respective contractors, suppliers, agents, or any other company or individual performing research or product-related work on behalf of the Company or any of the Company Subsidiaries, nor any other Person described in 42 C.F.R. § 1001.1001(a)(1)(ii), (i) has committed any act, made any untrue statement of material fact or failed to make any statement that, at the time such act, statement or disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy; (ii) has been charged with any conduct for which debarment is mandated by 21 U.S.C. § 335a or any criminal offense relating to the delivery of an item or service under any federal health care program; (iii) has been charged with or been convicted of any crime for which exclusion is mandated or permitted from the federal health care programs under Section 1128 of the Social Security Act of 1935, or any similar Law; (iv) is or has been debarred, excluded suspended or is otherwise ineligible from participation in any federal health care program, as such term is defined in 42 U.S.C. § 1320a-7b(f), or any other government program; (v) has had a civil monetary penalty assessed against it under Section 1128A of the Social Security Act; (vi) is or has been listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (vii) has been debarred by any federal or international agency.

Section 2.22 Takeover Statutes. Assuming the accuracy of Parent’s and Acquisition Subs’ representation in Section 3.17, the Company Board has taken all action necessary to render Section 203 of the DGCL, all other potentially applicable state anti-takeover statutes and any similar provisions of the Company Organizational Documents inapplicable to the Mergers.

Section 2.23 Ownership of Parent Class A Common Stock. During the three years prior to the date of this Agreement, none of the Company, any Company Subsidiary or any “affiliate” or “associate” (as such terms are defined in Section 203(c) of the DGCL) of any of the foregoing “owns” or “owned” (as such terms are defined in Section 203(c) of the DGCL), directly or indirectly, any shares of Parent Class A Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Parent Class A Common Stock. There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the disposition or voting of the capital stock or other equity interest of Parent or any Parent Subsidiary.

Section 2.24 Opinion of Financial Advisor. The Company Board has received the opinion of J.P. Morgan Securities LLC (the “Company Financial Advisor”), financial advisor to the Company, dated as of the date of this Agreement, to the effect that, as of such date and subject to the assumptions, qualifications and limitations set forth in such opinion, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of shares of Company Common Stock (the “Company Fairness Opinion”). The Company will make available to Parent a copy of such opinion as soon as practicable following the execution of this Agreement for information purposes only.

Section 2.25 Brokers. No broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Mergers based upon arrangements made by or on behalf of the Company. The Company has made available to Parent accurate and complete copies of all engagement, fee and similar Contracts between the Company (or any Subsidiary of the Company) and the Company Financial Advisor.

Section 2.26 Related Party Transactions. Except as disclosed in the Company SEC Documents, neither the Company nor any Company Subsidiary is party to any transaction or arrangement under which any (a) present or former executive officer or director of the Company or any Company Subsidiary, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of the Company or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract with or binding upon the Company or any Company Subsidiary or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

Section 2.27 Information Supplied. The information supplied or to be supplied by the Company for inclusion in the Form S-4 (including the Joint Proxy Statement/Prospectus) will not, at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, on the date that the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and the stockholders of Parent, or on the date of the Company Stockholder Meeting or the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent for inclusion therein. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent, the Acquisition Subs or any of their Representatives for inclusion in the Joint Proxy Statement/Prospectus. For purposes of the Joint Proxy Statement/Prospectus, any information concerning or related to the Company, its Affiliates, or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its Affiliates, or the Parent Stockholder Meeting will be deemed to have been provided by Parent.

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUBS

Parent and each Acquisition Sub hereby jointly and severally represent and warrant to the Company that, except as set forth or incorporated by reference in the Parent SEC Documents filed and publicly available prior to the date of this Agreement (excluding any disclosures contained in such documents under the heading “Risk Factors” or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or, subject to Section 7.12, in the disclosure schedule delivered to the Company concurrent with the execution of this Agreement (the “Parent Disclosure Schedule”):

Section 3.1 Due Organization and Good Standing; Subsidiaries.

(a) Parent and each Acquisition Sub are corporations duly organized, validly existing and in good standing under the laws of their respective states of incorporation. Parent and each Acquisition Sub have the requisite corporate power and authority to own, lease and operate their respective assets and to carry on their respective businesses as it is being conducted as of the date of this Agreement, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent and each Acquisition Sub are duly qualified and have all necessary Governmental Authorizations to do business, and (where such concept is recognized under the Laws of the applicable jurisdictions) are in good standing, in each other jurisdiction where the nature of their business makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Neither Parent nor either Acquisition Sub nor any Parent Subsidiary owns any equity interest or joint venture, partnership or similar interest in any other Entity, other than the Entities identified in Exhibit 21.1 of Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (filed with the SEC on March 26, 2021) and any other wholly owned Parent Subsidiary. Each Parent Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other organizational power and authority and Governmental Authorizations to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except where the failure to be so organized, existing and in good standing or to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each Parent Subsidiary is duly qualified and has all necessary Governmental Authorizations to do business, and (where such concept is recognized under the laws of the applicable jurisdictions) is in good standing, in each other jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. All of the outstanding shares of capital stock of each Parent Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned directly or indirectly by Parent free and clear of all Liens, except for restrictions on transfer under applicable securities laws.

Section 3.2 Organizational Documents. Prior to the date of this Agreement, Parent has made available to the Company copies of the Organizational Documents of Parent and each Acquisition Sub, including all amendments thereto in effect prior to the date of this Agreement. The Organizational Documents of Parent, each Acquisition Sub and each Parent Subsidiary are in full force and effect and neither (a) Parent, either Acquisition Sub nor (b) except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, any Parent Subsidiary, is in violation of any of the provisions of such Organizational Documents.

Section 3.3 Capitalization.

(a) The authorized capital stock of Parent consists of: (i) 250,000,000 shares of Parent Class A Common Stock, (ii) 50,000,000 shares of Class B common stock, par value $0.001 per share (the “Parent Class B Common Stock” and together with the Parent Class A Common Stock, the “Parent Common Stock”) and (iii) 10,000,000 shares of preferred stock, par value $0.001 per share. All of the outstanding shares of Parent Common Stock have been, and all shares of Parent Common Stock reserved for issuance pursuant to the Parent Equity Plan will be when issued, duly authorized and validly issued, and are, or will be when issued, fully paid and non-assessable.

(b) Except as set forth in Parent’s restated articles of organization (as amended), Parent’s bylaws or the Parent Equity Agreements: (i) none of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right granted by Parent or a Parent Subsidiary; (ii) none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent; (iii) there are no bonds, debentures, notes or other indebtedness issued by Parent or any Parent Subsidiary and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of Parent may vote; and (iv) there is no Contract to which Parent is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Parent Common Stock. Except as set forth in the Parent Equity Agreements, Parent is not under any obligation, nor is it bound by any Contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities of any other Entity.

(c) As of June 25, 2021 (the “Parent Capitalization Date”): (i) 41,062,601 shares of Parent Class A Common Stock were issued and outstanding; (ii) 15,786,737 shares of Parent Class B Common Stock were issued and outstanding; (iii) zero shares of preferred stock, par value $0.001 per share, were issued and outstanding; (iv) 4,627,100 shares of Parent Class A Common Stock were subject to issuance pursuant to outstanding Parent Options; (v) 936,203 shares of Parent Class A Common Stock were subject to issuance pursuant to outstanding Parent RSUs; (vi) 542,320 shares of Parent Class A Common Stock were reserved for issuance pursuant to the Parent ESPP; (vii) 7,592,476 shares of Parent Class A Common Stock were reserved for issuance pursuant to the Parent Equity Plan and (viii) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. From the Parent Capitalization Date through the date of this Agreement, neither Parent nor any of the Parent Subsidiaries has issued any shares of Parent Common Stock or other equity interests of Parent or any Parent Subsidiary, other than pursuant to Parent Options, Parent RSUs or the Parent ESPP, in each case, that were outstanding as of the Parent Capitalization Date.

(d) Except as set forth in Section 3.3(c), there is no: (i) outstanding subscription, option, call, warrant or other right (whether or not currently exercisable) to acquire any shares of the capital stock or other equity interests, or any restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of capital stock or other equity interest of Parent; (ii) outstanding security, instrument, bond, debenture or note that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or other equity interest or any other securities.

Section 3.4 Authority; Binding Nature of Agreement.

(a) Parent has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to receipt of the Required Parent Stockholder Vote, to consummate the Mergers. Assuming the accuracy of the Company’s representations and warranties set forth in Section 2.23, on or prior to the date hereof, the Parent Board has unanimously: (i) duly and validly authorized and approved the execution, the delivery and, subject to the receipt of the Required Parent Stockholder Vote, the performance of this Agreement and the consummation of the Mergers, by Parent; (ii) determined that the Mergers are fair to and in the best interests of Parent and its stockholders; (iii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Mergers; (iv) subject to the terms and conditions hereof, approved the issuance of shares of Parent Class A Common Stock in the First Merger as contemplated by this Agreement (the “Parent Share Issuance”); and (v) directed that the Parent Share Issuance be submitted to a vote of Parent’s stockholders, recommended the approval of the Parent Share Issuance for purposes of the rules and regulations of Nasdaq by the holders of shares of Parent Common Stock (the “Parent Board Recommendation”), and resolved to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus, subject to Section 4.3. Assuming the accuracy of the Company’s representations and warranties set forth in Section 2.23, the execution and delivery of this Agreement by Parent and the consummation by Parent of the Mergers and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement, in each case other than the adoption of this Agreement by Parent as the sole stockholder of Acquisition Sub I and the sole member of Acquisition Sub II (which shall occur immediately following the execution of this Agreement) and, with respect to the Parent Share Issuance, the receipt of the Required Parent Stockholder Vote. This Agreement has been duly executed and delivered on behalf of Parent and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the General Enforceability Exception.

(b) Each Acquisition Sub is a newly formed, wholly owned Subsidiary of Parent and has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The board of directors of Acquisition Sub I has: (i) determined that the transactions contemplated by this Agreement are fair to, and in the best interests of, Acquisition Sub and its stockholder; (ii) declared that this Agreement is advisable and recommended that its sole stockholder adopt this Agreement; and (iii) authorized and approved the execution, delivery and performance of this Agreement by Acquisition Sub. The sole member of Acquisition Sub II has (i) determined that the transactions contemplated by this Agreement are fair to, and in the best interests of, Acquisition Sub; (ii) declared that this Agreement is advisable; and (iii) authorized and approved the execution, delivery and performance of this Agreement by Acquisition Sub II. The execution and delivery of this Agreement by each Acquisition Sub and the consummation by each Acquisition Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of each Acquisition Sub, and no other corporate proceedings on the part of either Acquisition Sub are necessary to authorize this Agreement other than, with respect to the Mergers: (A) the adoption of this Agreement by Parent as the sole stockholder of Acquisition Sub I and the sole member of Acquisition Sub II (which, in each case, shall occur immediately following the execution of this Agreement); and (B) the filing of the Certificates of Merger as required by the DGCL and DLLCA. Parent, as the sole stockholder of Acquisition Sub I and sole member of Acquisition Sub II, will vote to adopt this Agreement immediately after the execution and delivery of this Agreement. This Agreement has been duly executed and delivered by each Acquisition Sub and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of each Acquisition Sub, enforceable against each Acquisition Sub in accordance with its terms, subject to the General Enforceability Exception.

Section 3.5 Vote Required. Assuming the accuracy of the Company’s representations and warranties set forth in Section 2.23, the approval of the Parent Share Issuance by a majority of the outstanding shares of Parent Common Stock present in person or by proxy at the Parent Stockholder Meeting and entitled to vote on the proposal to approve the Parent Share Issuance (the “Required Parent Stockholder Vote”) is the only vote of the holders of any class or series of Parent’s capital stock necessary under applicable Legal Requirements and Parent’s Organizational Documents for Parent to consummate the transactions contemplated hereby, including the Mergers. The approval of the adoption of this Agreement by Parent as the sole stockholder of Acquisition Sub I and sole member of Acquisition Sub II, which consent will be delivered immediately following the execution hereof in accordance with Section 4.9(c), is the only vote of the holders of any class or series of Acquisition Sub I’s capital stock and Acquisition Sub II’s membership interests necessary under applicable Legal Requirements and each Acquisition Sub’s Organizational Documents for each Acquisition Sub to consummate the transactions contemplated hereby, including the Mergers.

Section 3.6 Non-Contravention; Consents.

(a) The execution and delivery of this Agreement by Parent and, assuming receipt of the Required Parent Stockholder Vote and the accuracy of the Company’s representations and warranties set forth in Section 2.23, the consummation by Parent of the Mergers will not: (i) cause a violation of any of the provisions of the Organizational Documents of Parent or any Parent Subsidiary; (ii) assuming the consents and filings referred to in Section 3.6(b) are made and obtained, conflict with or violate any applicable Legal Requirements; or (iii) subject to Section 4.7, result in any loss, limitation or impairment of any right of Parent or any Parent Subsidiary to own or use any assets, result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any Parent Material Contract, or result in the creation of any Liens of any kind (other than Parent Permitted Encumbrances) upon any of the properties, rights or assets of Parent or any Parent Subsidiary, except, in the cases of clauses “(ii)” and “(iii),” as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Except as (i) may be required by the applicable requirements of the Securities Act, the Exchange Act, the DGCL, the DLLCA, the HSR Act or other applicable Antitrust Laws, applicable state securities takeover and “blue sky” laws or the rules and regulations of Nasdaq, (ii) in connection with the filing of the Form S-4 with the SEC or (iii) the filing of all material applications and notices, consents, approvals, clearances, authorizations, registrations, and exemptions, as required by the FDA and any Healthcare Regulatory Authority, neither Parent nor either Acquisition Sub, nor any Parent Subsidiary, is required to make any filing, registration, or declaration with, give any notice to, or obtain any consent, Order, license, permit, clearance, waiver or approval from, any Governmental Entity for the execution and delivery of this Agreement by Parent or the consummation by Parent of the Mergers, the performance by Parent of its covenants and obligations hereunder or the consummation by Parent of the Mergers, in each case, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 3.7 Reports; Financial Statements; Internal Controls.

(a) All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference therein) required to be filed or furnished by Parent with the SEC under the Exchange Act or Securities Act since February 11, 2021 (the “Parent SEC Documents”) have been filed or furnished by or on behalf of Parent with the SEC on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded, then on the date of such amended or superseding filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be) and the applicable regulations promulgated thereunder and the listing requirements and corporate governance rules and regulations of Nasdaq, each as in effect on the date such Parent SEC Document was filed; and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since February 11, 2021, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. Neither the Parent nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC applicable thereto, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); (iii) fairly present, in all material respects, the financial position of Parent and Parent’s consolidated Subsidiaries as of the respective dates thereof and the results of operations and consolidated cash flows of Parent and Parent’s consolidated Subsidiaries for the periods covered thereby subject, with respect to unaudited interim statements, to normal and recurring year-end adjustments; and (iv) have been prepared from, and are in accordance with, the books and records of Parent and Parent’s consolidated Subsidiaries in all material respects. No financial statements of any Person other than Parent and Parent’s consolidated Subsidiaries are required by GAAP to be included in the consolidated financial statements of Parent. The books and records of Parent and the Parent Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date of this Agreement, Grant Thornton LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent.

(c) Parent maintains, and at all times since February 11, 2021 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and the Parent Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Parent; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and the Parent Subsidiaries that could have a material effect on the financial statements. Parent’s management has completed an assessment of the effectiveness of Parent’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for its most recent fiscal year, and such assessment concluded that such controls were effective and Parent’s independent registered accountant has issued an attestation report concluding that Parent maintained effective internal control over financial reporting. Management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board (x) any significant deficiencies or material weaknesses in the design and operation of internal controls over financial reporting since January 1, 2019 and (y) any fraud, whether or not material, that involves management or any other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been made available to the Company prior to the date hereof.

(d) Since January 1, 2019, (i) none of Parent or any Parent Subsidiary nor, to the knowledge of Parent, any director or officer of Parent or any Parent Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Parent Subsidiary or any material complaint, allegation, assertion or claim from employees of Parent or any Parent Subsidiary regarding questionable accounting or auditing matters with respect to Parent or any Parent Subsidiary, and (ii) to the knowledge of Parent, no attorney representing Parent or any Parent Subsidiary, whether or not employed by Parent or any Parent Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Parent, any Parent Subsidiary or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof, or to the General Counsel or Chief Executive Officer of Parent.

(e) Parent maintains disclosure controls as required by Rule 13a-15 or 15d-15 under the Exchange Act. As of the date of this Agreement, Parent is in compliance in all material respects with all current listing requirements of Nasdaq.

(f) Neither Parent nor any Parent Subsidiary is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(g) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Documents, and none of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review or investigation.

(h) Neither Parent nor any Parent Subsidiary has any liabilities of any nature or type (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due), that would be required by GAAP to be reflected on a condensed consolidated balance sheet of Parent and its consolidated Parent Subsidiaries, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the Most Recent Parent Balance Sheet; (ii) liabilities incurred in the ordinary course of business in a manner consistent with past practice since the date of the Most Recent Parent Balance Sheet; (iii) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect; and (iv) liabilities and obligations incurred in connection with this Agreement, the preparation and negotiation of this Agreement or the transactions contemplated by this Agreement.

Section 3.8 Absence of Certain Changes.

(a) Since the date of the Most Recent Parent Balance Sheet, there has not been any fact, event, change, effect, circumstance, occurrence, or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(b) From the date of the Most Recent Parent Balance Sheet to the date of this Agreement, the businesses of Parent and the Parent Subsidiaries have been conducted in all material respects in the ordinary course of business (other than in connection with COVID-19 Measures) in a manner consistent with past practice, and neither Parent nor any Parent Subsidiary has undertaken any action that if proposed to be taken after the date of this Agreement would require the Company’s consent pursuant to Section 4.1(b).

Section 3.9 Compliance with Legal Requirements.

(a) Parent is, and since January 1, 2019 has been, in compliance with all Legal Requirements applicable to it and its businesses, except where the failure to comply with such Legal Requirements would not, individually or in the aggregate, has not been or would not reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole. Neither Parent nor any Parent Subsidiary has, since January 1, 2019: (i) to the knowledge of Parent, received any written notice from any Governmental Entity regarding any material violation by Parent of any Legal Requirement; or (ii) provided any notice to any Governmental Entity regarding any material violation by Parent or any Parent Subsidiary of any Legal Requirement.

(b) Parent and the Parent Subsidiaries hold, and have at all times since January 1, 2019 held, all Governmental Authorizations necessary for the lawful operation of the businesses of Parent and the Parent Subsidiaries as they are now being conducted (the “Parent Permits”) and have paid all fees and assessments due and payable in connection therewith, except where the failure to have, file or pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) all Parent Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of Parent, no suspension or cancellation of any such Parent Permit is threatened, (ii) Parent and each Parent Subsidiary is in compliance with the terms and requirements of all Parent Permits and (iii) no consent from or notice to any Government Entity is required in order for each Parent Permit to continue in full force and effect upon consummation of the Mergers and the other transactions contemplated by this Agreement.

(c) Except where the failure to comply with such Legal Requirements, individually or in the aggregate, has not been or would not reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole, Parent and each Parent Subsidiary have at all times since January 1, 2019 complied with applicable Sanctions Laws and Export Control Laws. Neither Parent nor any Parent Subsidiary has been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Entity or other Legal Proceedings with respect to any actual or alleged violations of Export Control Laws or Sanctions Laws, and neither Parent nor any Parent Subsidiary has been notified of any such pending or threatened actions. Neither Parent, any Parent Subsidiary, nor any director or officer of Parent or any Parent Subsidiary, or, to the knowledge of Parent, any other employee, independent contractor, consultant, agent, or other Person acting on behalf of Parent or any Parent Subsidiary, is a Prohibited Person or is subject to debarment or any list-based designations under the Export Control Laws. Since January 1, 2019, Parent and the Parent Subsidiaries have secured and maintained all necessary Export Approvals, and each of Parent and the Parent Subsidiaries is and, since January 1, 2019, has been in compliance in all material respects with the terms of all Export Approvals. None of the officers, directors, or employees of Parent or any of the Parent Subsidiaries is a foreign or domestic Government Official.

Section 3.10 Legal Proceedings; Investigations; Orders.

(a) There is no Legal Proceeding pending or, to the knowledge of Parent, threatened against Parent, the Acquisition Subs or any Parent Subsidiary or affecting any of their respective properties or assets that: (i) would adversely affect Parent’s or each Acquisition Sub’s ability to perform any of its obligations under, or consummate any of the transactions contemplated by, this Agreement; or (ii) individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(b) There is no Order under which Parent, each Acquisition Sub or any Parent Subsidiary is subject to ongoing obligations that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 3.11 Certain Business Practices. Except as, individually or in the aggregate, has not been or would not reasonably be expected to be material to Parent or any Parent Subsidiary, taken as a whole, since January 1, 2019, neither Parent nor any of the Parent Subsidiaries, nor, any director, officer, employee, or, to the knowledge of Parent, other agent or Person acting on behalf of Parent or any of the Parent Subsidiaries has, directly or indirectly, (a) violated or taken any action that could potentially result in a violation of any provision of Anti-Corruption Laws applicable to Parent or any Parent Subsidiary or (b): (i) used, offered to use or authorized the use of any funds of Parent or the Parent Subsidiaries for unlawful contributions, unlawful gifts or unlawful entertainment, or for other unlawful payments, related to political activity or otherwise; (ii) made, offered to make or authorized any unlawful payment from funds of Parent or any Parent Subsidiaries to foreign or domestic Government Officials or employees or to foreign or domestic political parties or campaigns; (iii) established or maintained any unlawful fund of monies or other unlawful pool of assets of Parent or any Parent Subsidiaries; (iv) made any fraudulent entry on the books or records of Parent or any of the Parent Subsidiaries; (v) made, offered to make or authorized any bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any Person, private or public, in any form; or (vi) engaged in or facilitated any transaction or dealing in property or interests in property of a Prohibited Person, received funds, goods or services from or made any contribution of funds, goods or services to or for the benefit of a Prohibited Person or otherwise engaged in or facilitated any transactions with, any Prohibited Person. Neither Parent nor any Parent Subsidiary is or within the past five years has (i) been to the knowledge of Parent, under investigation by any Governmental Entity for any potential or actual violation of any Anti-Corruption Laws or (ii) received any written notice from any Governmental Entity regarding any potential or actual violation of, or potential or actual failure to comply with, any Anti-Corruption Laws. Since January 1, 2019 neither Parent nor any of Parent Subsidiaries have made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any potential violation or liability arising under or relating to any Anti-Corruption Laws.

Section 3.12 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and each of the Parent Subsidiaries is and has been since January 1, 2019, in compliance in all material respects with (i) all applicable Healthcare Laws and (ii) all Healthcare Regulatory Authorizations.

(b) Since January 1, 2019, neither Parent nor any of the Parent Subsidiaries has received written notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action by any Healthcare Regulatory Authority alleging that any Parent Product, operation or activity of Parent or the Parent Subsidiaries is in material violation of any applicable Healthcare Laws or otherwise (i) proposing to modify, suspend, revoke or withdraw a material Healthcare Regulatory Authorization or (ii) contesting the clearance, approval or marketing of any Parent Product.

(c) Parent and each of the Parent Subsidiaries, as applicable, possess all Healthcare Regulatory Authorizations required for the conduct of its respective business, including without limitation, all Healthcare Regulatory Authorizations required for any Parent Product, and all such Healthcare Regulatory Authorizations are in full force and effect, except where the failure to possess such Healthcare Regulatory Authorizations or for such Healthcare Regulatory Authorizations to be in full force, would not, whether individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2019, neither Parent nor any of the Parent Subsidiaries has received written notice of any termination, revocation, withdrawal, suspension, rejection or denial of, any Healthcare Regulatory Authorization, and to Parent’s knowledge, no event has occurred which allows, or after notice or lapse of time would allow, or would reasonably be expect to lead to, the revocation, withdrawal, termination, suspension, rejection or denial of any Healthcare Regulatory Authorization (or any filing or application therefor) or result in any other impairment of the rights of the holder of any material Healthcare Regulatory Authorization (or any filing or application therefor) except for such terminations, revocations, withdrawals, suspensions, rejections, denials or impairments, that would not, whether individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect: all reports, documents, registrations, authorizations, claims and notices required to be filed, maintained, or furnished to any Healthcare Regulatory Authority pursuant to any applicable Healthcare Laws by Parent or any of the Parent Subsidiaries have been so filed, maintained or furnished and were complete and correct on the date filed (or were corrected in or supplemented by a subsequent filing).

(e) Since January 1, 2019, neither Parent nor any of the Parent Subsidiaries has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued (or received any written notices from any Healthcare Regulatory Authority issuing, requiring or causing Parent or a Parent Subsidiary to issue) any recalls, seizures, detentions, field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other written notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of, or enjoining manufacture or distribution of, any Parent Product, except in each case as are immaterial in nature or amount, and to Parent’s knowledge none of any Healthcare Regulatory Authority, or Parent or any of the Parent Subsidiaries is considering such action.

(f) All preclinical studies, tests and clinical trials conducted by or on behalf of Parent or any of the Parent Subsidiaries, or in which Parent or any of the Parent Subsidiaries has participated in with respect to Parent Products (collectively, “Parent Studies”) were and, if still pending, have been and are being conducted in compliance with all applicable Healthcare Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of the Parent Subsidiaries has received any written notice from any Healthcare Regulatory Authority requiring or threatening, in writing, the termination or suspension of any ongoing or planned Parent Studies, and to the knowledge of Parent, there are no reasonable grounds for the same, except for such terminations or suspensions as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(g) Since January 1, 2019, neither Parent nor any Parent Subsidiary has received, (i) from FDA, any FDA Form 483, warning letter or untitled letter or (ii) from any other Healthcare Regulatory Authority, any similar written notice alleging or asserting material noncompliance with any Healthcare Laws or Healthcare Regulatory Authorizations held by Parent or any Parent Subsidiaries.

(h) Neither Parent nor any Parent Subsidiary is a party to, has any ongoing obligations pursuant to, or is bound by, any order, individual integrity agreement, corporate integrity agreement, deferred prosecution agreement, settlement agreement, consent agreement, consent decree or other similar form agreement with any Governmental Entity resulting from a failure, or alleged failure, to comply with any applicable Healthcare Laws of the FDA, Centers for Medicare and Medicaid Services and other Healthcare Regulatory Authorities.

(i) Since January 1, 2019, neither Parent nor any Parent Subsidiary or their Parent Products are the subject of any pending or, to Parent’s knowledge, threatened investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or otherwise. Neither Parent nor any of the Parent Subsidiaries, any of their respective officers, directors, employees, nor, to Parent’s knowledge, any of their respective contractors, suppliers, agents, or other company or individual performing research or Parent Product-related work on behalf of Parent or any of the Parent Subsidiaries, nor any other Person described in 42 C.F.R. § 1001.1001(a)(1)(ii), (i) has committed any act, made any untrue statement of material fact or failed to make any statement that, at the time such act, statement or disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy; (ii) has been charged with any conduct for which debarment is mandated by 21 U.S.C. § 335a or any criminal offense relating to the delivery of an item or service under any federal health care program; (iii) has been charged with or been convicted of any crime for which exclusion is mandated or permitted from the federal health care programs under Section 1128 of the Social Security Act of 1935, or any similar Law; (iv) is or has been debarred, excluded, suspended or is otherwise ineligible from participation in any federal health care program, as such term is defined in 42 U.S.C. § 1320a-7b(f), or any other government program; (v) has had a civil monetary penalty assessed against it under Section 1128A of the Social Security Act; (vi) is or has been listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (vii) has been debarred by any federal or international agency.

Section 3.13 Employee Benefit Plans.

(a) No Parent Plan is, and neither Parent nor any Parent Subsidiary nor any Parent Commonly Controlled Entity contributes to, has at any time in the previous six years contributed to or has or had any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) a multiple employer plan (within the meaning of

Section 413(c) of the Code), (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA), (v) a voluntary employee benefit association under Section 501(a)(9) of the Code, or (vi) a plan providing for postemployment or post-retirement health, medical, or life insurance benefits for former or retired employees of Parent or any of the Parent Subsidiaries, except as required under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Legal Requirements.

(b) Each Parent Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter, if applicable) from the IRS stating that such Parent Plan is so qualified and, to the knowledge of Parent, nothing has occurred since the date of such letter that would reasonably be expected to adversely affect the qualified status of such Parent Plan. Each Parent Plan has been operated in compliance in all material respects with its terms and with all applicable Legal Requirements. Without limiting the foregoing, no liability under Title IV of ERISA has been incurred by Parent or any Parent Commonly Controlled Entity that has not been satisfied in full and, to the knowledge of Parent, no condition exists that presents a risk to Parent or any Parent Commonly Controlled Entity of incurring a liability under such Title.

(c) Each Parent Plan has been maintained and operated in documentary and operational compliance in all material respects with Section 409A of the Code or an available exemption therefrom.

Section 3.14 Labor Matters.

(a) Neither Parent nor any Parent Subsidiary is a party to, nor does Parent or any Parent Subsidiary have a duty to bargain for, any collective bargaining agreement with a labor organization or works council representing any of its employees and, as of the date of this Agreement, there are no labor organizations or works councils representing, purporting to represent or, to the knowledge of Parent, seeking to represent any employees of Parent or any Parent Subsidiary.

(b) As of the date of this Agreement (i) and since January 1, 2019, there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, union organizing activity, or any similar activity or dispute, affecting Parent, any Parent Subsidiary or any of their employees and, (ii) to the knowledge of Parent, no Person is currently threatening in writing to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute or union organizing activity or any similar activity or dispute.

(c) As of the date of this Agreement there is no material claim or grievance pending or, to the knowledge of Parent, threatened by or on behalf of any employees of Parent or any Parent Subsidiary relating to any employment Contract, wages and hours, mass layoffs or reductions in force, plant closing notification, employment statute or regulation, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any employee of Parent or any Parent Subsidiary, including material charges of unfair labor practices or material harassment complaints, claims or judicial or administrative proceedings, in each case, which are pending.

Section 3.15 Financing; Solvency.

(a) Parent has delivered to the Company an accurate and complete copy of the fully executed debt commitment letter, together with any related fee letters (in the case of the fee letters, redacted in a customary manner for confidential provisions related to fees, flex terms related to fees and pricing and other economic terms, none of which adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing contemplated thereby in any respect), dated as of the date hereof, by and among the Debt Financing Sources, the Acquisition Subs and other parties thereto, providing for debt financing as described therein (together, including all exhibits, schedules and annexes and the fee letters associated therewith, the “Debt Commitment Letter”), pursuant to which, upon the terms and subject only to the conditions set forth therein, the Debt Financing Sources party thereto have agreed to lend the amounts set forth therein (the “Debt Financing”).

(b) The Debt Commitment Letter is in full force and effect and constitutes the valid, binding and enforceable obligation of the Acquisition Subs and, to the knowledge of Parent, the other parties thereto, enforceable in accordance with its terms (subject to the applicable bankruptcy, reorganization, fraudulent conveyance, insolvency, moratorium or other similar Laws affecting creditor’s rights generally and the availability of equitable relief and any implied covenant of good faith and fair dealing). As of the date hereof, there are no conditions precedent or subsequent related to the funding of the Debt Financing contemplated by the Debt Commitment Letter, other than the conditions precedent set forth in the Debt Commitment Letter (such conditions precedent, the “Financing Conditions”).

(c) As of the date hereof, the Debt Commitment Letter has not been amended, waived, supplemented or modified in any manner, and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect by the Acquisition Subs or, to the knowledge of Parent, any other party thereto, and no such termination, reduction, withdrawal or rescission is contemplated by the Acquisition Subs or, to the knowledge of Parent, any other party thereto.

(d) As of the date hereof, Parent has no reason to believe that (i) any of the Financing Conditions will not be satisfied on or prior to the Closing Date or (ii) the Financing contemplated by the Debt Commitment Letter will not be available to the Acquisition Subs on the Closing Date.

(e) As of the date hereof, the Acquisition Subs are not in default or breach under the terms and conditions of the Debt Commitment Letter or any related fee letters and, to the knowledge of Parent, no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under the terms and conditions of the Debt Commitment Letter.

(f) No Debt Financing Source has notified Parent or the Acquisition Subs of its intention to terminate its commitment under the Debt Commitment Letter or to not provide the Debt Financing.

(g) The Acquisition Subs have paid in full all commitment or other fees required by the Debt Commitment Letter or any related fee letter that are due as of the date hereof.

Section 3.16 Takeover Statutes. Assuming the accuracy of the Company’s representation in Section 2.23, the Parent Board has taken all action necessary to render Section 203 of the DGCL, all other potentially applicable state anti-takeover statutes and any similar provisions of the Parent’s Organizational Documents inapplicable to the Mergers and the Parent Share Issuance.

Section 3.17 Ownership of Company Common Stock. During the three years prior to the date of this Agreement, neither Parent nor any Parent Subsidiary beneficially owns or owned, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock (other than pursuant to any Parent Plan). There are no voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary.

Section 3.18 Intellectual Property.

(a) To the knowledge of Parent, all material Intellectual Property owned or purported to be owned by Parent or any Parent Subsidiary (“Parent IP”) that is Registered IP (collectively, the “Parent Registered IP”) is valid, subsisting and enforceable (or solely in the case of applications, applied for and pending). Since January 1, 2019 , neither Parent nor any Parent Subsidiary has received any written notice or claim challenging the validity or enforceability of any Parent Registered IP or indicating an intention on the part of any Person to bring a claim that any of the Parent Registered IP is invalid or unenforceable, and there is currently no Legal Proceeding pending or threatened in writing, in which the validity, enforceability or ownership of any Parent Registered IP is being contested or challenged.

(b) To the knowledge of Parent, neither Parent nor any Parent Subsidiary is subject to any outstanding or potential Order that restricts in any material manner the use, transfer or licensing of any material Parent IP.

(c) To the knowledge of Parent, the operations of the businesses of Parent and the Parent Subsidiaries as currently conducted do not infringe, misappropriate or otherwise violate and since January 1, 2019 have not, to the knowledge of Parent, infringed, misappropriated or otherwise violated, any Intellectual Property owned by any other Person in a manner that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received any written complaints, claims or notices since January 1, 2019 alleging any infringement, misappropriation or violation of any Intellectual Property of any other Person by Parent or any Parent Subsidiary. To the knowledge of Parent, there is no unauthorized use, unauthorized disclosure, infringement, misappropriation or other violation of any Parent IP by any third Person that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Parent and each Parent Subsidiary have taken commercially reasonable steps to protect all Trade Secrets owned by Parent or a Parent Subsidiaries and that are material to Parent or the Parent Subsidiaries, taken as a whole. Parent and each Parent Subsidiary has, and uses commercially reasonable measures to enforce, a policy requiring all employees and consultants of Parent or any Parent Subsidiary, in each case, who have been engaged in the development of any Parent Product, to enter into proprietary information and intellectual property assignment agreements with Parent or a Parent Subsidiary, for the benefit of Parent or a Parent Subsidiary, as applicable.

Section 3.19 Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) Parent and the Parent Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them and all such Tax Returns are accurate and complete.

(ii) Parent and the Parent Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them or, in respect of any Taxes accrued but not yet payable by Parent or any Parent Subsidiary, adequate reserves have been recorded in the financial statements of Parent and the Parent Subsidiaries in accordance with GAAP.

(iii) Each of Parent and the Parent Subsidiaries has (i) timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment made or owing to, or received from, their employees, creditors, independent contractors, shareholders, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity) and (ii) otherwise complied with all applicable Legal Requirements relating to such withholding, collection and remittance of Taxes (including information reporting requirements).

(iv) Within the last three years, no claim has been made in writing by any Tax authority in a jurisdiction where Parent or any Parent Subsidiary has not filed Tax Returns of a particular type that Parent or any Parent Subsidiary is or may be subject to such type of Tax by, or required to file Tax Returns with respect to Taxes in, such jurisdiction.

(v) Neither Parent nor any Parent Subsidiary will be required to include an item of income (or exclude an item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing Date, (ii) a prepaid amount received (or deferred revenue recognized) or paid, prior to the Closing Date, (iii) any agreement entered into on or prior to the Closing Date with a Governmental Entity relating to Taxes, or (iv) any open transaction or installment sale entered into on or prior to the Closing Date.

(vi) There are no: (i) examinations, investigations, audits, or other proceedings pending or, to the knowledge of Parent, threatened in writing with respect to any Taxes of Parent or any Parent Subsidiary or any Tax Returns; (ii) extensions or waivers of the limitation period applicable to any Tax Return or the period for the assessment of any Taxes of Parent or the Parent Subsidiaries which period has not yet expired; (iii) deficiencies for Taxes that have been claimed, proposed or assessed by any Governmental Entity in writing against Parent or any Parent Subsidiary that have not been fully satisfied by payment; or (iv) Liens in respect of or on account of material Taxes (other than Parent Permitted Encumbrances) upon any of the property or assets of Parent or any Parent Subsidiary.

(b) Neither Parent nor any of the Parent Subsidiaries (i) is or has been, within the last six years, a member of any affiliated, combined, consolidated, unitary or similar group for purposes of filing Tax Returns or paying Taxes, except for any such group of which Parent is the common parent or (ii) has any liability for Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations 1.1502-6 (or any similar state, local or non-U.S. Legal Requirement) or as transferee or successor.

(c) Neither Parent nor any Parent Subsidiary is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than: (i) customary tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes; and (ii) any agreement or arrangement between or among Parent and any Parent Subsidiary.

(d) Neither Parent nor any Parent Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous state, local or non-U.S. Legal Requirement) or other ruling or written agreement with a Tax authority, in each case, with respect to Taxes.

(e) Within the last two years, neither Parent nor any Parent Subsidiary has distributed stock of another Person or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code.

(f) Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar state, local or non-U.S. Legal Requirement).

(g) Neither Parent nor any Parent Subsidiary has taken or agreed to take any action or has knowledge of any facts that would prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 3.20 Opinion of Financial Advisor. The Parent Board has received the opinion of Perella Weinberg Partners LP (the “Parent Financial Advisor”), financial advisor to Parent, dated as of the date of this Agreement, to the effect that, on such date and subject to the various assumptions and limitations set forth in such opinion, the aggregate Merger Consideration to be paid by Parent pursuant to this Agreement is fair, from a financial point of view, to Parent (the “Parent Fairness Opinion”). Parent will make available to the Company a copy of such opinion as soon as practicable following the execution of this Agreement for information purposes only.

Section 3.21 Brokers. No broker, finder or investment banker (other than the Parent Financial Advisor) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Mergers based upon arrangements made by or on behalf of Parent.

Section 3.22 Information Supplied. The information supplied or to be supplied by Parent for inclusion in the Form S-4 (including the Joint Proxy Statement/Prospectus) will not, at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, on the date that the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and the stockholders of Parent, or on the date of the Company Stockholder Meeting or the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company for inclusion therein.

Section 3.23 Data Privacy and Security. Except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole, Parent and each Parent Subsidiary is in compliance, and has since January 1, 2019 complied, with all applicable Data Protection Laws. To the knowledge of Parent, since January 1, 2019, there have not been any material non-permitted disclosures, material security incidents or material breaches involving Parent, Parent Subsidiaries, or any of its agents, employees or contractors relating to any Personal Data in its possession or control that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, since January 1, 2019, there has been no material failure or any material unauthorized intrusions or material breaches of security with respect to the information technology systems owned or controlled by Parent and each of the Parent Subsidiaries that has resulted in a material disruption or material interruption in the operation of the business of Parent and each of the Parent Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.24 Parent Top Customers, Distributors and Suppliers. As of the date of this Agreement, no Parent Top Customer, no Parent Top Distributor and no Parent Top Supplier has canceled, terminated or substantially curtailed its relationship with Parent or any Parent Subsidiary, given written notice to Parent or any Parent Subsidiary of any intention to cancel, terminate or substantially curtail its relationship with Parent or any Parent Subsidiary, or, to the knowledge of Parent, threatened in writing to do any of the foregoing.

Section 3.25 Product Defects and Warranties.

(a) Since January 1, 2019, all Parent Products sold or supported by Parent or any of the Parent Subsidiaries have been provided in conformity with Parent’s and the Parent Subsidiaries’ applicable contractual commitments, warranties and specifications, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) To the knowledge of Parent, Parent’s warranty reserve reflected on the Most Recent Parent Balance Sheet was sufficient as of the date of the Most Recent Parent Balance Sheet to cover the unexpired warranty liabilities of Parent and the Parent Subsidiaries for any products (including Parent Products) sold by Parent or the Parent Subsidiaries to their respective customers prior to the date of the Most Recent Parent Balance Sheet.

Section 3.26 Acquisition Subs. Parent is the sole stockholder of Acquisition Sub I and the sole member of Acquisition Sub II. Since their respective dates of incorporation, Acquisition Sub I and Acquisition Sub II have not carried on any business or conducted any operation other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

ARTICLE IV.COVENANTS

Section 4.1 Interim Operations.

(a) The Company agrees that, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent Parent shall otherwise give its prior consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (2) as set forth in Section 4.1(a) of the Company Disclosure Schedule, (3) as may be required by applicable Legal Requirements (including COVID-19 Measures) or (4) as expressly required by this Agreement, the Company shall, and shall cause the Company Subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course of business; provided that any action expressly permitted by the remaining provisions of this Section 4.1(a) (including Section 4.1(a) of the Company Disclosure Schedule will not constitute a violation of the foregoing. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent Parent shall otherwise give its prior consent in writing (in the case of subsections (iv), (vi), (viii), (ix), (x), (xii), (xiii), (xvii), (xxviii), and (xxix)(B) of this Section 4.01(a), such consent not to be unreasonably withheld, conditioned or delayed), (2) as set forth in Section 4.1(a) of the Company Disclosure Schedule, (3) as may be required by applicable Legal Requirements (including COVID-19 Measures) or (4) as expressly or required by this Agreement, the Company shall not (and shall not permit any Company Subsidiary to), in each case by merger, consolidation, division, operation of law, or otherwise:

(i) amend the Company’s Organizational Documents or the Organizational Documents of any Company Subsidiary;

(ii) split, combine, subdivide, change, exchange, amend the terms of or reclassify any shares of the Company’s capital stock or other equity interests of the Company or any Company Subsidiary;

(iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to any shares of the Company’s capital stock or the capital stock or other equity interest of any Company Subsidiary, other than dividends or distributions only to the extent paid by any wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary;

(iv) acquire (by merger, consolidation, operation of law, acquisition of stock, other equity interests or assets, formation of a joint venture or otherwise) (A) any other Person, (B) any equity interest in any other Person (other than investments in equity securities that constitute short term investments that are accounted for as cash equivalents), (C) any business or division of another Person, or (D) any material assets except, (1) acquisitions by the Company from any wholly owned Company Subsidiary or among any wholly owned Company Subsidiaries; (2) the purchase of equipment, supplies and inventory in the ordinary course of business or (3) inbound licenses or other grants or assignments of Intellectual Property in the ordinary course of business;

(v) except in connection with any transaction between the Company and any wholly owned Company Subsidiary of or among any wholly owned Company Subsidiaries, issue, sell, grant or otherwise permit to become outstanding any additional shares of, or securities convertible or exchangeable for, or options, warrants or rights to acquire, any shares of its capital stock or other equity interests, other than shares of Company Common Stock issuable upon exercise of outstanding Company Options;

(vi) except in connection with any transaction between the Company and any wholly owned Company Subsidiary or among any wholly owned Company Subsidiaries of the Company, sell, assign, transfer, lease or license to any third party, or incur any Lien on any of its material tangible property or tangible assets, except for Company Permitted Encumbrances, or otherwise dispose of (by merger, consolidation, operation of law, division or otherwise), any material Company IP or material tangible assets of the Company, other than: (A) sales of inventory, goods or services in the ordinary course of business in a manner consistent with past practice or of obsolete equipment or assets in the ordinary course of business consistent with past practice; (B) pursuant to written Contracts or commitments existing as of the date of this Agreement; or (C) as security for any borrowings permitted by Section 4.1(a)(viii); or (D) licenses granted to customers or other third parties in the ordinary course of business in a manner consistent with past practice;

(vii) directly or indirectly repurchase, redeem or otherwise acquire any shares of the Company’s or any Company Subsidiary’s capital stock or equity interests, or any other securities or obligations convertible (currently or after the passage of time or the occurrence of certain events) into or exchangeable for any shares of the Company’s or any Company Subsidiary’s capital stock or equity interests, except: (A) shares of Company Common Stock repurchased from employees or consultants or former employees or consultants of the Company pursuant to the exercise of repurchase rights existing prior to the date of this Agreement; or (B) shares of Company Common Stock accepted as payment for the exercise price of Company Options or for withholding Taxes incurred in connection with the exercise, vesting or settlement of Company Options, as applicable, in accordance with the terms of the applicable award;

(viii) incur (other than draws on existing revolving loans), redeem, repurchase, prepay (other than prepayments of revolving loans), defease, or cancel any indebtedness for borrowed money, guarantee any such indebtedness, issue or sell any debt securities or rights to acquire any debt securities (directly, contingently or otherwise) or make any loans or capital contributions to any other Person, except for any indebtedness among the Company and its wholly owned Company Subsidiaries or among any wholly owned Company Subsidiaries (and guarantees by the Company or the Company Subsidiaries in respect thereof);

(ix) (A) adopt, terminate or amend any Company Plan except to the extent permitted by clauses (B), (C), (D) or (E) of this Section 4.1(a)(ix), (B) increase, or accelerate the vesting or payment of, the compensation or benefits of any member of the Company Board, current employee, or former employee of the Company or any Company Subsidiary, (C) grant any rights to severance, retention, change in control or termination pay to any member of the Company Board, current employee or former employee of the Company or any Company Subsidiary, (D) hire or promote any employee at or to the level of Vice President or above, or (E) terminate the employment of any employee of the Company or any Company Subsidiary whose annual base salary exceeds $100,000 (other than for cause); except, in each case, for: (1) amendments to Company Plans determined by the Company in good faith to be required to comply with applicable Legal Requirements; (2) hiring any Person for employment (including by means of internal promotion) to fill any currently existing Vice President or higher position that becomes vacant after the date of this Agreement, and, notwithstanding anything to the contrary in this Section 4.1(a)(ix), provide such Person with compensation and benefits for such position consistent with past practice; (3) hiring any Person for employment in accordance with the Company’s present hiring plan made available to Parent or otherwise hiring an individual below the level of Vice President in the ordinary course of business in a manner consistent with past practice; (4) increases in compensation or benefits required pursuant to any Company Plan in effect on the date hereof; (5) increases to total target cash opportunities (i.e., annual base salary or wage rates and target annual cash bonus opportunities) in amounts that are in the ordinary course of business in a manner consistent with past practice; and (6) any other actions set forth in Section 4.1(a)(ix) of the Company Disclosure Schedule;

(x) except in the ordinary course of business, (i)(A) amend or terminate (except for terminations pursuant to the expiration of the existing term of any Material Contract) any Material Contract or (B) waive, release or assign any material rights under any Material Contracts, or (ii) enter into any Contract or agreement that, if in effect on the date of this Agreement, would constitute a Material Contract;

(xi) change any of its methods of financial accounting or accounting practices in any material respect other than as required by changes in GAAP;

(xii) make (except for elections made in the ordinary course of business), change or revoke any material Tax election, change any Tax accounting period or material method of Tax accounting, amend any material Tax Return if such amendment would reasonably be expected to result in a material Tax liability, settle or compromise any material liability for Taxes or any Tax audit, claim, or other proceeding relating to a material amount of Taxes, enter into any agreement with a Governmental Entity relating to Taxes if such agreement would reasonably be expected to result in a material Tax liability, request any Tax ruling from any Governmental Entity, surrender any right to claim a material refund of Taxes, or, other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes;

(xiii) other than consignment of Company Products in the ordinary course of business, make any capital expenditure that is not contemplated by the capital expenditure budget (the “CapEx Budget”) set forth in Section 4.1(a)(xiii) of the Company Disclosure Schedule (a “Non-Budgeted Capital Expenditure”), except that the Company or any Company Subsidiary may make any Non-Budgeted Capital Expenditure that, when added to all other Non-Budgeted Capital Expenditures made by the Company and the Company Subsidiaries since the date of this Agreement would not, in the aggregate, exceed the aggregate CapEx Budget by more than $200,000;

(xiv) except as expressly required by applicable Legal Requirements or the Company’s Organizational Documents, convene (A) any special meeting of the Company’s stockholders other than the Company Stockholder Meeting or (B) any other meeting of the Company’s stockholders to consider a proposal that would reasonably be expected to impair, prevent or delay the consummation of the transactions contemplated hereby;

(xv) enter into any agreement, understanding or arrangement with respect to the voting of any capital stock or other equity interests of the Company (including any voting trust), other than with respect to awards under the Company Equity Plans otherwise permitted under this Agreement or in connection with the granting of revocable proxies in connection with any meeting of the Company’s stockholders;

(xvi) adopt a plan of (A) complete or partial liquidation of the Company or any Company Subsidiary or (B) dissolution, merger, consolidation, division, restructuring, recapitalization or other reorganization, other than, in the case of clause (B), transactions between or among direct or indirect wholly owned Company Subsidiaries;

(xvii) settle or compromise any litigation, claim, suit, action or proceeding, except for settlements or compromises other than (A) the payment, discharge or satisfaction, in the ordinary course of business in a manner consistent with past practice, of liabilities reflected or reserved against in the Most Recent Company Balance Sheet, or (B) those that do not (x) impose any injunctive relief on the Company or any Company Subsidiary (other than confidentiality obligations), (y) involve the payment of money greater than $250,000 in excess of existing insurance coverage, and (z) do not include an admission of liability or fault on the part of the Company or any Company Subsidiary;

(xviii) materially reduce the amount of insurance coverage or fail to renew or maintain any material existing insurance policies;

(xix) (A) amend any Company Permits in a manner that adversely impacts the Company’s ability to conduct its business in any material respect or (B) terminate or allow to lapse any material Company Permits;

(xx) (A) fail to pay any issuance, renewal, maintenance and other payments that become due with respect to any material Company Registered IP or otherwise abandon, cancel, or permit to lapse any material Company Registered IP, other than in its reasonable business judgment or in the ordinary course of business in a manner consistent with past practice, or (B) authorize the disclosure to any third party of any material Trade Secret included in the Company IP in a way that results in loss of trade secret protection, other than in the ordinary course of business in a manner consistent with past practice;

(xxi) take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or

(xxii) authorize, approve or enter into any agreement or make any commitment to take any of the actions described in clauses “(i)” through “(xxi)” of this sentence.

(b) Parent agrees that, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (i) to the extent the Company shall otherwise give its prior consent in writing (such consent not to be withheld, conditioned or delayed), (ii) as set forth in Section 4.1(b) of the Parent Disclosure Schedule, (iii) as may be required by applicable Legal Requirements (including COVID-19 Measures) or (iv) as expressly required by this Agreement, Parent shall, and shall cause the Parent Subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course of business. Parent agrees that, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent the Company shall otherwise give its prior consent in writing, (2) as set forth in Section 4.1(b) of the Parent Disclosure Schedule, (3) as may be required by applicable Legal Requirements (including COVID-19 Measures) or (4) as expressly permitted or required by this Agreement, Parent shall not (and shall not permit any Parent Subsidiary to), in each case by merger, consolidation, division, operation of law, or otherwise:

(i) amend Parent’s or either of the Acquisition Subs’ Organizational Documents or amend the Organizational Documents of any Parent Subsidiary in any manner that would be adverse in any material respect to the holders of Company Common Stock (after giving effect to the Mergers);

(ii) split, combine, subdivide, change, exchange, amend the terms of or reclassify any shares of Parent’s capital stock or other equity interests of the Company, except for any such transaction involving only wholly owned Parent Subsidiaries;

(iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to any shares of Parent’s capital stock or the capital stock of any Parent Subsidiary, except for dividends or distributions only to the extent paid by any wholly owned Parent Subsidiary to Parent or another wholly owned Parent Subsidiary;

(iv) acquire (by merger, consolidation, operation of law, acquisition of stock, other equity interests or assets, formation of a joint venture or otherwise) (A) any other Person, (B) any equity interest in any other Person (other than investments in equity securities that constitute short term investments that are accounted for as cash equivalents), (C) any business or division of another Person, or (D) any assets material to the Company and the Company Subsidiaries, taken as a whole, except in each case, (1) acquisitions by Parent from any wholly owned Parent Subsidiary or among any wholly owned Parent Subsidiaries; (2) the purchase of equipment, supplies and inventory in the ordinary course of business; (3) inbound licenses or other grants or assignments of Intellectual Property in the ordinary course of business or (4) acquisitions that in each case would not reasonably be expected to (x) result in the holders of Company Common Stock having different rights and privileges than holders of Parent Class A Common Stock following the consummation of the Mergers, (y) materially delay, materially impede or prevent the consummation of the transactions contemplated by this Agreement or (z) result in the failure of any of the conditions set forth in ARTICLE V to be satisfied prior to the End Date;

(v) liquidate (completely or partially), dissolve or adopt any plan or resolution providing for any of the foregoing, in each case, with respect to Parent, Acquisition Sub I or Acquisition Sub II;

(vi) take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or

(vii) authorize, approve or enter into any agreement or make any commitment to take any of the actions described in clauses “(i)” through “(vi)” of this sentence.

Section 4.2 Company No Solicitation.

(a) The Company will not, and the Company will cause each of the Company Subsidiaries not to, and will instruct its and their respective Representatives not to, except as expressly permitted by this Section 4.2 or Section 4.5, directly or indirectly:

(i) solicit, initiate, knowingly encourage, knowingly induce, knowingly assist or knowingly facilitate any inquiries regarding, or the submission or announcement by any Person (other than Parent or its Affiliates or their respective Representatives) of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal (provided, however, that the Company and its Representatives may refer the Person making such proposal or offer to the provisions of this Section 4.2 and make inquiries of a Person making a Company Acquisition Proposal (and its Representatives) to solely clarify the terms of such Company Acquisition Proposal for the purpose of the Company Board informing itself about such Company Acquisition Proposal);

(ii) furnish any information regarding the Company or any Company Subsidiary (other than to Parent and the Parent Subsidiaries), or afford access to the Company’s or the Company Subsidiaries’ Representatives, books, records or property, in each case, in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal;

(iii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person (other than Parent or its Representatives) with respect to any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Proposal (provided, however, that the Company and its Representatives may refer the Person making any such inquiry, proposal or offer to the provisions of this Section 4.2 and make inquiries of a Person making a Company Acquisition Proposal (and its Representatives) to solely clarify the terms of, such Company Acquisition Proposal for the purpose of the Company Board informing itself about such Company Acquisition Proposal);

(iv) approve, adopt, recommend, agree to or enter into, or publicly propose to approve, adopt, recommend, agree to or enter into, any letter of intent, memorandum of understanding or similar document, agreement, commitment, or agreement in principle with respect to any Company Acquisition Proposal; or

(v) resolve or agree to do any of the foregoing;

provided, however, that, notwithstanding anything to the contrary contained in this Agreement, prior to obtaining the Required Company Stockholder Vote, the Company and its Representatives may engage or otherwise participate in discussions or negotiations with, and provide information to, any Person (or its Representatives and financing sources and their Representatives) that has made a bona fide written Company Acquisition Proposal after the date hereof that did not result from any breach of this Section 4.2(a) or Section 4.2(c) by the Company, any of the Company

Subsidiaries or any of its or their respective Representatives if: (A) prior to taking any such action, the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that such Company Acquisition Proposal either constitutes a Company Superior Proposal or would reasonably be expected to lead to a Company Superior Proposal; and (B) prior to providing any information regarding the Company or any Subsidiary of the Company to such third party in response to such Company Acquisition Proposal, the Company receives from such third party (or there is then in effect with such party) an executed confidentiality agreement that contains nondisclosure provisions that are at least as restrictive of such third party as the Non-Disclosure Agreement and that does not prohibit compliance by the Company with this Section 4.2. Prior to or substantially concurrently with providing any non-public information to such third party, the Company shall make such non-public information available to Parent (to the extent such non-public information has not been previously made available by the Company to Parent). The Company shall promptly (and in any event within 48 hours) inform Parent if the Company furnishes non-public information and/or enters into discussions or negotiations as provided for in this Section 4.2(a) and will keep Parent reasonably informed, on a current basis (and, in any event, within 48 hours), of the status and material terms of any Company Acquisition Proposal (including any material changes to the material terms thereof) and the status of any material discussions and negotiations with respect thereto.

(b) If the Company receives a Company Acquisition Proposal (or notice from any Person that it intends to make a Company Acquisition Proposal) or any inquiry or request for information with respect to a Company Acquisition Proposal or that is reasonably likely to lead to a Company Acquisition Proposal, then the Company shall promptly (and in no event later than 48 hours after its receipt of such Company Acquisition Proposal or request) notify Parent in writing of such Company Acquisition Proposal or request (which notification shall include the identity of the Person making or submitting such request or Company Acquisition Proposal and an unredacted copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)), together with copies of any proposed transaction agreements, and the Company shall thereafter keep Parent reasonably informed, on a current basis (and, in any event, within 48 hours), of the status of such Company Acquisition Proposal, including informing Parent of any material change to the terms of such Company Acquisition Proposal, and the status of any negotiations, including any change in its intentions as previously notified.

(c) Promptly following the execution and delivery of this Agreement (and in any event within 24 hours after the execution and delivery of this Agreement), the Company shall, and shall cause each of the Company Subsidiaries and shall instruct their respective Representatives to, promptly cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than Parent and its Representatives) relating to any Company Acquisition Proposal made prior to the date hereof and any access any such Persons may have to any physical or electronic data room relating to any potential Company Acquisition Proposal. The Company shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which the Company or any of its Affiliates is a party, unless the failure to take such action would reasonably be expected to be inconsistent with the Company’s Board’s fiduciary duties to the Company and its stockholders under applicable Legal Requirements.

(d) Any violation of the restrictions contained in this Section 4.2 by any of the Company Subsidiaries or any Representatives of the Company or any of the Company Subsidiaries shall be deemed to be a breach of this Section 4.2 by the Company.

Section 4.3 Parent No Solicitation.

(a) Parent will not, and Parent will cause each of the Parent Subsidiaries not to and instruct their respective Representatives not to, except as expressly permitted by this Section 4.3 or Section 4.6, directly or indirectly:

(i) solicit, initiate, knowingly encourage, knowingly induce, knowingly assist or knowingly facilitate any inquiries regarding, or the submission or announcement by any Person of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Parent Acquisition Proposal (provided, however, that Parent and its Representatives may refer the Person making such proposal or offer to the provisions of this Section 4.3 and make inquiries of a Person making a Parent Acquisition Proposal (and its Representatives) to solely clarify the terms of, such Parent Acquisition Proposal for the purpose of the Parent Board informing itself about such Parent Acquisition Proposal);

(ii) furnish any information regarding Parent or any Parent Subsidiary (other than to the Company and the Company Subsidiaries (and their Representatives)), or afford access to Parent’s or the Parent Subsidiary’s Representatives, books, records or property, in each case, in connection with, for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Parent Acquisition Proposal;

(iii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to any Parent Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Parent Acquisition Proposal (provided, however, that Parent and its Representatives may refer the Person making any such inquiry, proposal or offer to the provisions of this Section 4.3 and make inquiries of a Person making a Parent Acquisition Proposal (and its Representatives) solely to clarify the terms of, such Parent Acquisition Proposal for the purpose of the Parent Board informing itself about such Parent Acquisition Proposal); or

(iv) approve, adopt, recommend, agree to or enter into, or publicly propose to approve, adopt, recommend, agree to or enter into, any letter of intent, memorandum of understanding or similar document, agreement, commitment, or agreement in principle with respect to any Parent Acquisition Proposal; or

(v) resolve or agree to do any of the foregoing;

provided, however, that, notwithstanding anything to the contrary contained in this Agreement, prior to obtaining the Required Parent Stockholder Vote, Parent and its Representatives may engage or otherwise participate in discussions or negotiations with, and provide information to, any Person (or its Representatives or its financing sources or their Representatives) that has made a bona fide written Parent Acquisition Proposal after the date hereof that did not result from any breach of this Section 4.3(a) or Section 4.3(c) by Parent, any of the Parent Subsidiaries or any of its or their respective Representatives if: (A) prior to taking any such action, the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and its financial advisor, that such Parent Acquisition Proposal either constitutes a Parent Superior Proposal or would reasonably be expected to lead to a Parent Superior Proposal; and (B) prior to providing any information regarding Parent or any Parent Subsidiary to such third party in response to such Parent Acquisition Proposal, Parent receives from such third party (or there is then in effect with such party) an executed confidentiality agreement that contains nondisclosure provisions that are at least as restrictive of such third party as the Non-Disclosure Agreement and that does not prohibit compliance by Parent with this Section 4.3. Prior to or substantially concurrently with providing any non-public information to such third party, Parent shall make such non-public information available to the Company (to the extent such non-public information has not been previously made available by Parent to the Company). Parent shall promptly (and in any event within 48 hours) inform the Company if Parent furnishes non-public information and/or enters into discussions or negotiations as provided for in this Section 4.3(a) and will keep the Company reasonably informed, on a current basis (and, in any event, within 48 hours), of the status and material terms of any Parent Acquisition Proposal (including any material changes to the material terms thereof) and the status of any material discussions and negotiations with respect thereto.

(b) If Parent receives a Parent Acquisition Proposal or any inquiry or request for information with respect to a Parent Acquisition Proposal or that is reasonably likely to lead to a Parent Acquisition Proposal, then Parent shall promptly (and in no event later than 48 hours after its receipt of such Parent Acquisition Proposal) notify the Company in writing of such Parent Acquisition Proposal or request (which notification shall include the identity of the Person making or submitting such request or Parent Acquisition Proposal and an unredacted copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)), together with copies of any proposed transaction agreements, and Parent shall thereafter keep the Company reasonably informed, on a current basis (and, in any event, within 48 hours), of the status of such Parent Acquisition Proposal or request, including informing the Company of any material change to the terms of such Parent Acquisition Proposal, and the status of any negotiations, including any change in its intentions as previously notified.

(c) Promptly following the execution and delivery of this Agreement (and in any event within 24 hours after the execution and delivery of this Agreement), Parent shall, and shall cause each of the Parent Subsidiaries and shall instruct its and their respective Representatives to, promptly cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than the Company and its Representatives) relating to any Parent Acquisition Proposal made prior to the date hereof and any access any such Persons may have to any physical or electronic data room relating to any potential Parent Acquisition Proposal. Parent shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which Parent or any of its Affiliates is a party unless the failure to take such action would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties to Parent and its stockholders under applicable Legal Requirements.

(d) Any violation of the restrictions contained in this Section 4.3 by any of the Parent Subsidiaries or any Representatives of Parent or any of the Parent Subsidiaries shall be deemed to be a breach of this Section 4.3 by Parent.

Section 4.4 Registration Statement; Joint Proxy Statement/Prospectus.

(a) As promptly as reasonably practicable after the date of this Agreement, Parent and the Company shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus, in preliminary form, and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Joint Proxy Statement/Prospectus, in preliminary form, will be included as a prospectus. Each of the parties shall: (i) use reasonable best efforts to cause the Form S-4 Registration Statement and the Joint Proxy Statement/ Prospectus to comply in all material respects with all applicable rules, regulations and requirements of the Exchange Act or Securities Act; (ii) promptly notify the other upon receipt of, and cooperate with each other and use reasonable best efforts to respond to, any comments or requests of the SEC or its staff, including for any amendment or supplement to the Form S-4 Registration Statement of Joint Proxy Statement/Prospectus; (iii) promptly provide the other party with copies of all written correspondence and a summary of all oral communications between it or its Representatives, on the one hand, and the SEC or its staff, on the other hand, relating to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus; (iv) use reasonable best efforts to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC; (v) use reasonable best efforts to keep the Form S-4 Registration Statement effective through the Closing in order to permit the consummation of the Mergers; and (vi) cooperate with, and provide the other party with a reasonable opportunity to review and comment in advance on the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus (including any amendments or supplements to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus) and any substantive correspondence (including all responses to SEC comments), prior to filing with the SEC or mailing, and shall provide to the other a copy of all such filings or communications made with the SEC, except to the extent such disclosure or communication relates to a Company Acquisition Proposal or Parent Acquisition Proposal. The Company will, prior to filing the preliminary Joint Proxy Statement/Prospectus, obtain all necessary consents of the Company Financial Advisor to permit the Company to include in the Joint Proxy Statement/Prospectus the Company Fairness Opinion. Parent will, prior to filing the preliminary Joint Proxy Statement/Prospectus, obtain all necessary consents of the Parent Financial Advisor to permit Parent to include in the Joint Proxy Statement/Prospectus the Parent Fairness Opinion.

(b) Parent shall advise the Company, promptly after receipt of notice thereof, of the time when the Form S-4 Registration Statement becomes effective or any supplement or amendment has been filed, the issuance of any stop order relating thereto, or the suspension of the shares of Parent Class A Common Stock for offering or sale in any jurisdiction, or any request by the SEC or its staff for any amendment of or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information, and Parent shall use its reasonable best efforts to as promptly as practicable have any stop order relating to the Form S-4 Registration Statement or any such suspension of the shares of Parent Class A Common Stock lifted, reversed or otherwise terminated. Parent shall cause the Joint Proxy Statement/Prospectus to be mailed to Parent’s stockholders, and the Company shall cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s stockholders, in each case as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each of the parties shall promptly furnish the other parties all information concerning such party, its Subsidiaries, directors, officers and (to the extent reasonably available to such party) stockholders that may be required by applicable Legal Requirements or reasonably requested by the other party or its Representatives in connection with any action contemplated by this Section 4.4. If, at any time prior to obtaining the Required Company Stockholder Vote or Required Parent Stockholder Vote, any party becomes aware of any information that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus in order to make any statement therein, in the light of the circumstances under which it is made, not false or misleading with respect to a material fact, or in order to avoid the omission of a material fact necessary to make the statements in the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus not misleading, then such party: (A) shall promptly inform the other party thereof; (B) shall provide the other party (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus prior to it being filed with the SEC, other than such disclosures that relate to a Company Acquisition Proposal or a Parent Acquisition Proposal; (C) shall provide the other party with a copy of such amendment or supplement promptly after it is filed with the SEC; and (D) if mailing is required by law or otherwise appropriate, shall cooperate in mailing such amendment or supplement to the stockholders of Parent or the stockholders of the Company. For purposes of the Joint Proxy Statement/Prospectus, any information concerning or related to the Company, its Affiliates, or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its Affiliates, or the Parent Stockholder Meeting will be deemed to have been provided by Parent.

(c) Prior to the First Effective Time, Parent shall use its reasonable best efforts to take all other actions required to be taken under the Securities Act and the rules and regulations of the SEC promulgated thereunder, the Exchange Act and the rules and regulations of the SEC promulgated thereunder, or any applicable state securities or “blue sky” laws and the rules and regulations thereunder, in connection with the issuance of Parent Class A Common Stock to be issued in the First Merger, including the Parent Class A Common Stock to be issued upon the exercise of converted Company Options; provided, however, that Parent shall not be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process in any jurisdiction.

Section 4.5 Meeting of the Company’s Stockholders; Company Change in Recommendation.

(a) The Company: (i) shall take all action necessary under all applicable Legal Requirements and the Company’s Organizational Documents to, in consultation with Parent and as promptly as reasonably practicable after the Form S-4 Registration Statement is declared effective, duly call, give notice of and initially schedule a meeting of the holders of shares of Company Common Stock (the “Company Stockholder Meeting”), which to the extent permitted by applicable Legal Requirements, shall be within 45 days thereafter, which meeting will be held to vote on (A) a proposal to adopt this Agreement; (B) a proposal for a non-binding, advisory vote of the Company’s stockholders to approve certain compensation that may become payable to the Company’s named executive officers in connection with the completion of the Mergers and (C) an adjournment proposal; and (ii) shall submit such proposals to, and, except in the case where the Company Board has made a Company Change in Recommendation, use its reasonable best efforts to solicit proxies in favor of the proposal to adopt this Agreement from, such holders at the Company Stockholder Meeting, and the Company shall not submit any other proposals to its stockholders in connection with the Company Stockholder Meeting without the prior written consent of Parent. The Company, in consultation with Parent, shall set a record date for determining the Persons entitled to notice of, and to vote at, the Company Stockholder Meeting. The Company shall ensure that all proxies solicited in connection with the Company Stockholder Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement, (A) the Company shall not postpone or adjourn the Company Stockholder Meeting without the prior written consent of Parent, other than: (1) to the extent reasonably necessary to ensure that any supplement or amendment to the Joint Proxy Statement/Prospectus that the Company Board has determined in good faith after consultation with outside counsel is required by applicable Legal Requirements is disclosed to the Company’s stockholders and for such supplement or amendment to be promptly disseminated to the Company’s stockholders within a reasonable amount of time (as determined by the Company Board in good faith after consultation with outside counsel) prior to the Company Stockholder Meeting; (2) if required by applicable Legal Requirement or a request from the SEC or its staff; or (3) if as of the time for which the Company Stockholder Meeting is scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Company Stockholder Meeting; and (B) the Company may, and if Parent so requests at any time shall, postpone or adjourn the Company Stockholder Meeting in order to solicit additional proxies in favor of the adoption of this Agreement if, on the date for which the Company Stockholder Meeting is scheduled, there would be insufficient votes to obtain the Required Company Stockholder Vote, whether or not a quorum is present, in which case, except in the case where the Company Board has made a Company Change in Recommendation, the Company shall use its reasonable best efforts during any such postponement or adjournment to solicit and obtain such proxies in favor of the adoption of this Agreement as soon as reasonably practicable; provided that (x) without the prior written consent of Parent (not to be unreasonably withheld, conditioned, or delayed in the cases of clauses (A)(1) and (A)(2)), no single such adjournment or postponement pursuant to clauses (A) or (B) shall be for more than ten Business Days, except as may be required by applicable Legal Requirements or a request from the SEC or its staff, (y) the Company shall not be required to effect, and Parent shall not be required to consent to, any such adjournments or postponements that together cause the date of the Company Stockholder Meeting to be more than 20

Business Days after the date for which the Company Stockholder Meeting was originally scheduled or, in the case of the foregoing clauses (A)(3) and (B), less than five Business Days prior to the End Date and (z) except as required by Legal Requirements in connection with adjournments or postponements of the Company Stockholder Meeting effected in accordance with the foregoing, in no event shall the Company change the record date for determining the stockholders entitled to notice of and to vote at the Company Stockholder Meeting without Parent’s consent. Subject to the foregoing and applicable Legal Requirements, (I) the Company shall cooperate with Parent and use its reasonable best efforts to cause the Company Stockholder Meeting to initially be called for the same date as the Parent Stockholder Meeting; and (II) if, notwithstanding such efforts, the Parent Stockholder Meeting is initially called for a date prior to the Company Stockholder Meeting, the Company shall use its reasonable best efforts to call its meeting on a date that is as promptly as reasonably practicable following the date of the Parent Stockholder Meeting. Upon written request by Parent (which shall not exceed one request per day), the Company shall, during the ten Business Days prior to the date of the Company Stockholder Meeting, advise Parent as to the aggregate number of shares of Company Common Stock entitled to vote at the Company Stockholder Meeting for which proxies have been received by the Company with respect to the Required Company Stockholder Vote and the number of such proxies authorizing the holder thereof to vote in favor of the Required Company Stockholder Vote.

(b) Subject to Section 4.5(c), the Joint Proxy Statement/Prospectus shall include the Company Board Recommendation. Neither the Company Board nor any committee thereof shall, except as otherwise expressly permitted by this Agreement: (i) withhold, withdraw, modify, amend or qualify (or publicly propose to withdraw, modify, amend or qualify), in a manner adverse to Parent or Acquisition Subs, the Company Board Recommendation, or fail to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus; (ii) approve, recommend or declare advisable (or publicly propose to do so) any Company Acquisition Proposal; (iii) fail to publicly announce, within ten Business Days after a tender offer or exchange offer relating to the equity securities of the Company shall have been commenced by any third party other than Parent and its Affiliates (and in no event later than one Business Day prior to the date of the Company Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 4.5(a)), a statement disclosing that the Company Board recommends rejection of such tender or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position by the Company Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to publicly announce that the Company Board recommends rejection of such tender or exchange offer); or (iv) if requested by Parent, fail to issue, within ten Business Days after a Company Acquisition Proposal is publicly announced (and in no event later than one Business Day prior to the date of the Company Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 4.5(a)), a press release reaffirming the Company Board Recommendation, provided, however, that the Company must receive the request from Parent at least 48 hours prior to such reaffirmation being required; provided, further, that in no event shall the Company or the Company Board be obligated to publicly reaffirm the Company Board Recommendation on more than one occasion with respect to each such publicly announced Company Acquisition Proposal or on more than one occasion with respect to each publicly announced material modification thereof (any action described in clauses (i) through (iv) being referred to as a “Company Change in Recommendation”); (v) cause or permit the Company to enter into any Contract, letter of intent, memorandum of understanding, agreement in principle or other arrangement or understanding (other than a confidentiality agreement entered into in compliance with Section 4.2(a)) contemplating or relating to a Company Acquisition Transaction; (vi) take any action to make the provisions of any anti-takeover or similar statute or regulation inapplicable to any Company Acquisition Proposal or counterparty thereto; or (vii) publicly propose to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Required Company Stockholder Vote, the Company Board may make a Company Change in Recommendation related to a Company Acquisition Proposal and/or terminate this Agreement in accordance with Section 6.1(f) if (x) the Company receives from a third party a bona fide written Company Acquisition Proposal after the date of this Agreement that did not result from a breach of Section 4.2, and has not been withdrawn, and (z) prior to making such Company Change in Recommendation or terminating this Agreement in accordance with Section 6.1(f):

(i) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that such Company Acquisition Proposal constitutes a Company Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to its stockholders under applicable Legal Requirements;

(ii) the Company delivers to Parent a written notice (the “Company Superior Proposal Notice”) no less than four Business Days in advance stating that the Company Board intends to make a Company Change in Recommendation or terminate this Agreement, which such Company Superior Proposal Notice shall include the identity of the Person making such Company Acquisition Proposal and a copy of such proposal and a draft of the definitive agreement to be entered into in connection therewith (or, if not in writing, the material terms and conditions thereof); and

(iii) (A) during the four Business Day period commencing on the date of Parent’s receipt of such Company Superior Proposal Notice, if requested by Parent, the Company engages in good faith negotiations with Parent regarding a possible amendment of this Agreement so that the Company Acquisition Proposal that is the subject of the Company Superior Proposal Notice ceases to be a Company Superior Proposal; and (B) after the expiration of the negotiation period described in clause (A) above, the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, and after taking into account any amendments to this Agreement that Parent and each Acquisition Sub have committed in writing to make as a result of the negotiations contemplated by clause (A) above and in a manner that would be binding upon

Parent and each Acquisition Sub if accepted by the Company, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal; provided, that if there is any change to any of the financial terms or any other material terms of such Company Acquisition Proposal, the Company shall, in each case, be required to deliver to Parent an additional notice consistent with that described in clause (ii) above and a new negotiation period under clause “(A)” above shall commence (except that the original four Business Day notice period referred to in clause (A) above shall instead be equal to the longer of (1) 11:59 p.m. New York Time on the second Business Day immediately following Parent’s receipt of such notice, and (2) the period remaining under the original four Business Day notice period of clause (A) above), during which time the Company shall be required to comply with the requirements of Section 4.5(c)(iii) anew with respect to such additional notice (but substituting the time periods therein with the foregoing two Business Day period). The actions of the Company Board making a determination that a Company Acquisition Proposal constitutes a Company Superior Proposal and the Company’s authorizing and providing the notices to Parent required by this Section 4.5(c) shall not in and of itself, constitute a Company Change in Recommendation, a violation of this Section 4.5, or a termination of this Agreement.

(d) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Required Company Stockholder Vote, the Company Board may make a Company Change in Recommendation that is not related to a Company Acquisition Proposal if any state of fact, event, change, effect, circumstance, occurrence or development, or combination thereof, arises following the date of this Agreement (I) that (x) was neither known to nor reasonably foreseeable by the Company Board as of the date of this Agreement (or, if known to or reasonably foreseeable by the Company Board, the consequences of which were neither known to nor reasonably foreseeable by the Company Board as of the date of this Agreement) and (y) is material to the Company and the Company Subsidiaries, taken as a whole, and (II) that is not related to (A) a Company Acquisition Proposal or a Company Superior Proposal or any inquiry or communications relating thereto, any matter relating thereto or consequences thereof, (B) in each case in and of itself, any changes in the market price or trading volume of Company Common Stock or the fact that the Company meets, fails to meet or exceeds any internal or published projections, forecasts or estimates of its revenue, earnings or other financial performance or results of operations for any period (it being understood, however, that any underlying cause of any of the foregoing may be taken into account unless excluded pursuant to clause (A) or (C)), or (C) any event, condition or circumstance related to Parent or any of the Parent Subsidiaries (any such state of fact, event, change, effect, circumstance, occurrence, development, condition, circumstance, or combination thereof, being referred to as a “Company Intervening Event”); and, prior to making such Company Change in Recommendation, (1) the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that, in light of such Company Intervening Event, a failure to effect a Company Change in Recommendation would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to its stockholders under applicable Legal Requirements; (2) less than four Business Days prior to the making of such Company Change in Recommendation, Parent receives a written notice from the Company confirming that the Company Board intends to effect such Company Change in Recommendation, specifying the reasons therefor in reasonable detail; (3) during such four Business Day period, if requested by Parent, the Company engages in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for the Company Board to effect a Company Change in Recommendation; and (4) following the end of such four Business Day period, the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor and after taking into account any amendments to this Agreement that Parent and each Acquisition Sub have committed in writing to make as a result of the negotiations contemplated by clause (3) above and in a manner that would be binding upon Parent and each Acquisition Sub if accepted by the Company, that, in light of such Company Intervening Event, a failure to effect a Company Change in Recommendation would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to its stockholders under applicable Legal Requirements, even if such changes committed to in writing were to be given effect. The actions of the Company Board making a determination that a Company Intervening Event has occurred and the Company’s authorizing and providing the notices to Parent required by this Section 4.5(d) shall not in and of itself, constitute a Company Change in Recommendation or a violation of this Section 4.5.

(e) Notwithstanding any Company Change in Recommendation, unless this Agreement has been earlier terminated in accordance with Section 6.1, this Agreement shall be submitted to the holders of shares of Company Common Stock at the Company Stockholder Meeting for the purpose of voting on the adoption of this Agreement and nothing contained in this Agreement shall be deemed to relieve the Company of such obligation.

(f) Nothing contained in this Agreement shall prohibit the Company, the Company Board or their Representatives from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2, Rule 14d-9 or Item 1012 of Regulation M-A promulgated under the Exchange Act or issuing a “stop, look and listen” statement to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder or (ii) directing any Person (or the Representative of that Person) who makes a Company Acquisition Proposal to the provisions of this Section 4.5; provided, however, that in the case of either clause (i) or clause (ii), no such communication or statement that would constitute a Company Change in Recommendation shall be permitted, made or taken except in accordance with Section 4.5(c) or Section 4.5(d).

(g) Any violation of the restrictions contained in this Section 4.5 by any of the Company’s Subsidiaries, or any Representatives of the Company or any of the Company Subsidiaries, shall be deemed to be a breach of this Section 4.5 by the Company.

Section 4.6 Meeting of Parent’s Stockholders; Parent Change in Recommendation.

(a) Parent: (i) shall take all action necessary under all applicable Legal Requirements and Parent’s Organizational Documents to, in consultation with the Company as promptly as reasonably practicable after the Form S-4 Registration Statement is declared effective, duly call, give notice of and initially schedule a meeting of the holders of shares of Parent Common Stock (the “Parent Stockholder Meeting”), which to the extent permitted by applicable Legal Requirements, shall be within 45 days thereafter, which meeting will be held to vote on a proposal to approve the Parent Share Issuance; and (ii) shall submit such proposal to, and, except in the case where the Parent Board has made a Parent Change in Recommendation, use its reasonable best efforts to solicit proxies in favor of such proposal from, such holders at the Parent Stockholder Meeting, and Parent shall not submit any other proposal to its stockholders in connection with the Parent Stockholder Meeting without the prior written consent of the Company. Parent, in consultation with the Company, shall set a record date for determining the Persons entitled to notice of, and to vote at, the Parent Stockholder Meeting. Parent shall ensure that all proxies solicited in connection with the Parent Stockholder Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement, (A) Parent shall not postpone or adjourn the Parent Stockholder Meeting without the prior written consent of the Company, other than: (1) to the extent reasonably necessary to ensure that any supplement or amendment to the Joint Proxy Statement/Prospectus that the Parent Board has determined in good faith after consultation with outside counsel is required by applicable Legal Requirements is disclosed to Parent’s stockholders and for such supplement or amendment to be promptly disseminated to Parent’s stockholders within a reasonable amount of time (as determined by the Parent Board in good faith after consultation with outside counsel) prior to the Parent Stockholder Meeting; (2) if required by applicable Legal Requirement or a request from the SEC or its staff; or (3) if as of the time for which the Parent Stockholder Meeting is scheduled there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Parent Stockholder Meeting; and (B) Parent may, and if the Company so requests at any time shall, postpone or adjourn the Parent Stockholder Meeting in order to solicit additional proxies in favor of the approval of the Parent Share Issuance, if, on the date for which the Parent Stockholder Meeting is scheduled, there would be insufficient votes to obtain the Required Parent Stockholder Vote, whether or not a quorum is present, in which case, except in the case where the Parent Board has made a Parent Change in Recommendation, Parent shall use its reasonable best efforts during any such postponement or adjournment to solicit and obtain such proxies in favor of the approval of the Parent Share Issuance as soon as reasonably practicable; provided that (x) without the prior written consent of the Company (not to be unreasonably withheld, conditioned, or delayed in the cases of clauses (A)(1) and (A)(2)), no single such adjournment or postponement pursuant to clauses (A) or (B) shall be for more than ten Business Days, except as may be required by applicable Legal Requirements or a request from the SEC or its staff, (y) Parent shall not be required to effect, and the Company shall not be required to consent to, any such adjournments or postponements that together cause the date of the Parent Stockholder Meeting to be more than twenty Business Days after the date for which the Parent Stockholder Meeting was originally scheduled or, in the case of the foregoing clauses (A)(3) and (B), less than four Business Days prior to the End Date and (z) except as required by Legal Requirements in connection with adjournments or postponements of the Parent Stockholder Meeting effected in accordance with the foregoing, in no event shall Parent change the record date for determining the stockholders entitled to notice of and to vote at the Parent Stockholder Meeting without the Company’s consent. Subject to the foregoing and applicable Legal

Requirements, (I) Parent shall cooperate with the Company and use its reasonable best efforts to cause the Parent Stockholder Meeting to initially be called for the same date as the Company Stockholder Meeting; and (II) if, notwithstanding such efforts, the Company Stockholder Meeting is initially called for a date prior to the Parent Stockholder Meeting, Parent shall use its reasonable best efforts to call its meeting on a date that is as promptly as reasonably practicable following the date of the Company Stockholder Meeting. Upon request of the Company (which shall not exceed one request per day), Parent shall, during the ten Business Days prior to the date of the Company Stockholder Meeting, advise the Company as to the aggregate number of shares of Parent Common Stock entitled to vote at the Parent Stockholder Meeting for which proxies have been received by Parent with respect to the Required Parent Stockholder Vote and the number of such proxies authorizing the holder thereof to vote in favor of the Required Parent Stockholder Vote.

(b) Subject to Section 4.6(c), the Joint Proxy Statement/Prospectus shall include the Parent Board Recommendation. Neither the Parent Board nor any committee thereof shall, except as otherwise expressly permitted by this Agreement: (i) withhold, withdraw, modify, amend or qualify (or publicly propose to withdraw, modify, amend or qualify), in a manner adverse to the Company, the Parent Board Recommendation, or fail to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus; (ii) approve, recommend or declare advisable (or publicly propose to do so) any Parent Acquisition Proposal; (iii) fail to publicly announce, within ten Business Days after a tender offer or exchange offer relating to the equity securities of Parent shall have been commenced by any third party (and in no event later than one Business Day prior to the date of the Parent Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 4.6(a)), a statement disclosing that the Parent Board recommends rejection of such tender or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position by the Parent Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to publicly announce that the Parent Board recommends rejection of such tender or exchange offer); or (iv) if requested by the Company, fail to issue, within ten Business Days after a Parent Acquisition Proposal is publicly announced (and in no event later than one Business Day prior to the date of the Parent Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 4.6(a)), a press release reaffirming the Parent Board Recommendation provided, however, that Parent must receive the request from the Company at least 48 hours prior to such reaffirmation being required; provided, further, that in no event shall Parent or the Parent Board be obligated to publicly reaffirm the Parent Board Recommendation on more than one occasion with respect to each such publicly announced Company Acquisition Proposal or on more than one occasion with respect to each publicly announced material modification thereof (any action described in clauses (i) through (iv) being referred to as a “Parent Change in Recommendation”); (v) cause or permit Parent to enter into any Contract, letter of intent, memorandum of understanding, agreement in principle or other arrangement or understanding (other than a confidentiality agreement entered into in compliance with Section 4.3(a)) contemplating or relating to a Parent Acquisition Transaction; (vi) take any action to make the provisions of any anti-takeover or similar statute or regulation inapplicable to any Parent Acquisition Proposal or counterparty thereto; or (vii) publicly propose to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Required Parent Stockholder Vote, the Parent Board may make a Parent Change in Recommendation related to a Parent Acquisition Proposal if and only if (x) Parent receives from a third party a bona fide written Parent Acquisition Proposal after the date of this Agreement that did not result from a breach of Section 4.3, and has not been withdrawn, and (z) prior to making such Parent Change in Recommendation:

(i) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and its financial advisor, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties to Parent and its stockholders under applicable Legal Requirements;

(ii) Parent delivers to the Company a written notice (the “Parent Superior Proposal Notice”) no less than four Business Days in advance stating that the Parent Board intends to make a Parent Change in Recommendation, which Parent Superior Proposal Notice shall include the identity of the Person making such Parent Acquisition Proposal and a copy of such proposal and a draft of the definitive agreement to be entered into in connection therewith (or, if not in writing, the material terms and conditions thereof); and

(iii) (A) during the four Business Day period commencing on the date of the Company’s receipt of such Parent Superior Proposal Notice, if requested by the Company, Parent engages in good faith negotiations with the Company regarding a possible amendment of this Agreement so that the Parent Acquisition Proposal that is the subject of the Parent Superior Proposal Notice ceases to be a Parent Superior Proposal; and (B) after the expiration of the negotiation period described in clause (A) above and in a manner that would be binding upon Parent and each Acquisition Sub if accepted by the Company, the Parent Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, and after taking into account any amendments to this Agreement that the Company has committed in writing to make as a result of the negotiations contemplated by clause (A) above, that such Parent Acquisition Proposal continues to constitute a Parent Superior Proposal provided, that if there is any change to any of the financial terms or any other material terms of such Parent Acquisition Proposal, Parent shall, in each case, be required to deliver to the Company an additional notice consistent with that described in clause (ii) above and a new negotiation period under clause “(A)” above shall commence (except that the original four Business Day notice period referred to in clause “(A)” above shall instead be equal to the longer of (1) 11:59 p.m. New York Time on the second Business Day immediately following the Company’s receipt of such notice, and (2) the period remaining under the original four Business Day notice period of clause “(A)” above), during which time Parent shall be required to comply with the requirements of this Section 4.6(c)(iii) anew with respect to such additional notice (but substituting the time periods therein with the foregoing two Business Day period). The actions of the Parent Board making a determination that a Parent Acquisition Proposal constitutes a Parent Superior Proposal and Parent’s authorizing and providing the notices to the Company required by this Section 4.6(c) shall not in and of itself, constitute a Parent Change in Recommendation or a violation of this Section 4.6.

(d) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Required Parent Stockholder Vote, the Parent Board may make a Parent Change in Recommendation that is not related to a Parent Acquisition Proposal if any state of fact, event, change, effect, circumstance, occurrence or development, or combination thereof, arises following the date of this Agreement (I) that (x) was neither known to nor reasonably foreseeable by the Parent Board as of the date of this Agreement (or, if known to or reasonably foreseeable by the Parent Board, the consequences of which were neither known to nor reasonably foreseeable by the Parent Board as of the date of this Agreement) and (y) is material to Parent and the Parent Subsidiaries, taken as a whole, and (II) that is not related to (A) a Parent Acquisition Proposal or a Parent Superior Proposal or any inquiry or communications relating thereto, any matter relating thereto or consequences thereof, (B) in each case in and of itself, any changes in the market price or trading volume of Parent Class A Common Stock or the fact that Parent meets, fails to meet or exceeds any internal or published projections, forecasts or estimates of its revenue, earnings or other financial performance or results of operations for any period (it being understood, however, that any underlying cause of any of the foregoing may be taken into account unless excluded pursuant to clauses (A) or (C)), or (C) any event, condition or circumstance related to the Company or any of the Company Subsidiaries (any such state of fact, event, change, effect, circumstance, occurrence, development, condition, circumstance, or combination thereof, being referred to as a “Parent Intervening Event”); and, prior to making such Parent Change in Recommendation, (1) the Parent Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that, in light of such Parent Intervening Event, a failure to effect a Parent Change in Recommendation would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties to Parent and its stockholders under applicable Legal Requirements; (2) less than four Business Days prior to the making of such Parent Change in Recommendation, the Company receives a written notice from Parent confirming that the Parent Board intends to effect such Parent Change in Recommendation, specifying the reasons therefor in reasonable detail; (3) during such four Business Day period, if requested by the Company, Parent engages in good faith negotiations with the Company to amend this Agreement in such a manner that obviates the need for the Parent Board to effect a Parent Change in Recommendation; and (4) following the end of such four Business Day period, the Parent Board determines in good faith, after consultation with its outside legal counsel and financial advisor and after taking into account any amendments to this Agreement that the Company has committed in writing to make as a result of the negotiations contemplated by clause (3) above and in a manner that would be binding upon the Company if accepted by Parent, that, in light of such Parent Intervening Event, a failure to effect a Parent Change in Recommendation would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties to its stockholders under applicable Legal Requirements, even if such changes committed to in writing were to be given effect. The actions of the Parent Board making a determination that a Parent Intervening Event has occurred and Parent’s authorizing and providing the notices to the Company required by this Section 4.6(d) shall not in and of itself constitute a Parent Change in Recommendation or a violation of this Section 4.6.

(e) Notwithstanding any Parent Change in Recommendation, unless this Agreement has been earlier terminated in accordance with Section 6.1, the Parent Share Issuance shall be submitted to the holders of shares of Parent Common Stock at the Parent Stockholder Meeting for the purpose of the approval of the Parent Share Issuance and nothing contained in this Agreement shall be deemed to relieve the Parent of such obligation.

(f) Nothing contained in this Agreement shall prohibit Parent, the Parent Board or their Representatives from (i) taking and disclosing to the stockholders of Parent a position contemplated by Rule 14e-2, Rule 14d-9 or Item 1012 of Regulation M-A promulgated under the Exchange Act or issuing a “stop, look and listen” statement to the stockholders of Parent pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder or (ii) directing any Person (or the Representative of that Person) who makes a Parent Acquisition Proposal to the provisions of this Section 4.6; provided, however, that in the case of either clause (i) or clause (ii), no such communication or statement that would constitute a Parent Change in Recommendation shall be permitted, made or taken except in accordance with Section 4.6(c) or Section 4.6(d).

(g) Any violation of the restrictions contained in this Section 4.6 by any of Parents’ Subsidiaries, or any Representatives of Parent or the Parent Subsidiaries shall be deemed to be a breach of this Section 4.6 by Parent.

Section 4.7 Filings; Other Action.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to: (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the End Date) and to consummate and make effective, as promptly as practicable, the transactions contemplated by this Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws) that are or may become necessary in connection with the consummation of the transactions contemplated by this Agreement; (ii) obtain as promptly as reasonably practicable (and in any event no later than the End Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Entity or third party that are or may become necessary to consummate the transactions contemplated by this Agreement; (iii) obtain all necessary consents, approvals or waivers from third parties. For purposes of this Agreement, “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Legal Requirements issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b) Each party shall use their respective reasonable best efforts to file, as soon as practicable and advisable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Entity with respect to the Mergers and the other transactions contemplated by this Agreement, and to submit as promptly as reasonably practicable any additional information requested by any such Governmental Entity. Without limiting the generality of the foregoing, each of Parent and the Company shall, in consultation and cooperation with the other, within 10 Business Days after the date of this Agreement (or such other date as may be mutually agreed to by Parent and the Company), prepare and file the notifications required under the HSR Act. Parent and the Company shall use their respective reasonable best efforts to respond as promptly as reasonably practicable to any inquiries or requests for additional information or documentary material received from any state attorney general, antitrust authority or other Governmental Entity in connection with antitrust or related matters.

(c) Subject to the provisions of the Non-Disclosure Agreement, Parent and the Company each shall promptly supply the other with any information that may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) Section 4.7(a) and Section 4.7(b). Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “outside counsel only” or with similar restrictions. Each of Parent and the Company may also reasonably redact material as necessary to (i) comply with other contractual arrangements or applicable Legal Requirements or (ii) prevent the loss of protection under the attorney-client privilege or the attorney work product doctrine but shall use commercially reasonable efforts to allow for such disclosure (or as much of it as possible) in a manner that does not result in a violation of contractual arrangements, or Legal Requirements, or a loss of attorney-client privilege. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the parties. Except where prohibited by applicable Legal Requirements or any Governmental Entity, and subject to the provisions of the Non-Disclosure Agreement, each of Parent and the Company shall: (i) consult with the other in good faith prior to taking a position with respect to any filing required or advisable pursuant to Section 4.7(a) and Section 4.7(b); (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, appearances, presentations, memoranda, letters, responses to requests, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party in connection with any such filing or any Legal Proceeding in connection with this Agreement or the transactions contemplated hereby; (iii) coordinate with the other in preparing and exchanging such information; (iv) promptly provide the other party’s counsel with copies of all filings, notices, analyses, presentations, memoranda, letters, responses to requests, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party with or to any Governmental Entity in connection with any filing required by

Section 4.7(a) and Section 4.7(b) in connection with this Agreement or the transactions contemplated hereby; and (v) consult with the other party in advance of any meeting, video conference or teleconference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and, to the extent not prohibited by the Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings, video conferences and teleconferences.

(d) Without limiting the generality of Section 4.7(a), Parent shall use reasonable best efforts to take, or cause to be taken, all actions necessary to avoid or eliminate each and every impediment under any Antitrust Laws to enable the parties to close the transactions contemplated by this Agreement as promptly as practicable, and in any event prior to the End Date, including proposing, negotiating, committing to and effecting, whether by consent decree, hold separate orders, or otherwise, to sell, divest, hold separate, lease, license, transfer, dispose of, commit to behavioral or conduct remedies, or otherwise encumber, limit or impair or take any other action with respect to Parent’s or any of its Subsidiaries’ ability to own or operate any assets, properties, businesses or product lines of Parent or any of its Subsidiaries or any assets, properties, businesses or product lines of the Company or any of its Subsidiaries; provided, that, notwithstanding anything to the contrary set forth in this Agreement, (I) the Company and the Company Subsidiaries shall not enter into or make any consents, offers, agreements or commitments with respect to the actions contemplated by clauses (i) and (ii) except as and to the extent requested in writing by Parent as to actions that are conditioned upon the consummation of the Mergers, (II) no party shall be required pursuant to the foregoing to commit to or effect any action that is not conditioned upon the consummation of the Mergers, and (III) Parent shall not be required to (x) sell, divest, exclusively license, hold separate, or otherwise dispose of, or (y) grant any non-exclusive license, accept any operational restrictions or take or commit to any actions which restrictions or actions would limit Parent’s or any of its Affiliates’ freedom of action with respect to assets, licenses, product lines, operations or businesses of Parent, the Company or any of their respective Subsidiaries that, individually or in the aggregate, would reasonably be expected to have an (A) Effect that results in a material adverse effect on the results of operations of the Company and the Company Subsidiaries, taken as a whole, or (B) Effect that results in a material adverse effect on the results of operations of the Parent and the Parent Subsidiaries, taken as a whole; provided that for purposes of determining whether an Effect is or would be materially adverse to the results of operations of Parent and the Parent Subsidiaries, taken as a whole, Parent and the Parent Subsidiaries, taken as a whole, shall be deemed to be the same size (in operations and from a financial point of view) as the Company and the Company Subsidiaries, taken as a whole.

(e) Notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of Parent, neither the Company nor any of the Company Subsidiaries will grant or offer to grant any accommodation or concession (financial or otherwise) to any third party in connection with seeking or obtaining its consent to the transactions contemplated by this Agreement.

(f) In furtherance and not in limitation of the covenants of the parties contained in this Section 4.7, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Parent and the Company shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

Section 4.8 Access.

(a) Upon reasonable prior notice, the Company shall afford Parent and its Representatives reasonable access, during normal business hours throughout the period prior to the First Effective Time, to the Company’s and the Company Subsidiaries’ personnel, properties, Contracts, filings with Governmental Entities and books and records and, during such period, the Company shall furnish promptly to Parent all available information concerning its business as Parent may reasonably request; provided, however, that the Company shall not be required to permit any inspection or provide other access, or to disclose any information, that in the reasonable judgment of the Company would: (i) violate any obligation of the Company with respect to confidentiality or privacy; (ii) jeopardize protections afforded the Company under the attorney-client privilege, the attorney work product doctrine or similar legal privilege or protection; (iii) violate any Legal Requirement; or (iv) result in the disclosure of any trade secrets of any third parties, competitively sensitive information, information concerning the valuation of the Company or any of the Company Subsidiaries or personal information that would expose the Company to the risk of liability; provided that in each case the Company shall inform Parent of the nature of the information being withheld, and shall use its commercially reasonable best efforts to make alternative arrangements that would allow Parent (or its applicable Representative) access to such information. All information obtained by or provided to Parent and its Representatives pursuant to this Agreement shall be treated as “Confidential Information” of the Company for purposes of the Non-Disclosure Agreement.

(b) Upon reasonable prior notice, Parent shall afford the Company and its Representatives reasonable access, during normal business hours throughout the period prior to the First Effective Time, to Parent’s and the Parent Subsidiaries’ personnel, properties, Contracts, filings with Governmental Entities and books and records and, during such period, Parent shall furnish promptly to the Company all available information concerning its business as the Company may reasonably request; provided, however, that Parent shall not be required to permit any inspection or provide other access, or to disclose any information, that in the reasonable judgment of Parent would: (i) violate any obligation of Parent with respect to confidentiality or privacy; (ii) jeopardize protections afforded Parent under the attorney-client privilege, the attorney work product doctrine or similar legal privilege or protection; (iii) violate any Legal Requirement; or (iv) result in the disclosure of any trade secrets of any third parties, competitively sensitive information, information concerning the valuation of Parent or any of the Parent Subsidiaries or personal information that would expose Parent to the risk of liability; provided that in each case Parent shall inform the Company of the nature of the information being withheld, and shall use its commercially reasonable best efforts to make alternative arrangements that would allow the Company (or its Representatives) access to such information. All information obtained by or provided to the Company and its Representatives pursuant to this Agreement shall be treated as “Confidential Information” of Parent for purposes of the Non-Disclosure Agreement.

(c) To the extent that any of the information or material furnished pursuant to this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or any other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or any other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d) No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement. No exchange of information or investigation by the Company or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Parent set forth in this Agreement.

Section 4.9 Acquisition Sub Consents; Parent Vote.

(a) During the period from the date of this Agreement through the earlier of the First Effective Time or the date of termination of this Agreement, the Acquisition Subs shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

(b) Parent shall ensure that each Acquisition Sub duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of such Acquisition Sub under this Agreement, and Parent shall be jointly and severally liable with each Acquisition Sub for the due and timely performance and satisfaction of each such covenant, obligation and liability.

(c) Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with the DGCL and DLLCA, as applicable, and in its capacity as the sole stockholder of Acquisition Sub I and sole member of Acquisitions Sub II, a written consent adopting this Agreement on behalf of Acquisition Sub I and Acquisition Sub II respectively.

Section 4.10 Publicity. Parent and the Company shall consult with one another prior to issuing, and shall provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the Mergers and shall not issue any such public announcement or statement prior to such consultation, except as may be required by applicable Legal Requirement or by the rules and regulations of Nasdaq (in which event Parent or the Company, as applicable, shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such public announcement or statement in advance, and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or the Company, as applicable); provided that (i) each of the Company and Parent may make public announcements, statements or other disclosures concerning this Agreement or the Mergers that consist solely of information previously disclosed in previous public announcements, statements or other disclosures made by the Company and/or Parent in compliance with this Section 4.10, (ii) each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by the Company and/or Parent in compliance with this Section 4.10, (iii) the Company need not consult with Parent in connection with any public announcement, statement or other disclosure to be issued or made with respect to any Company Acquisition Proposal or Company Change in Recommendation, in each case, in compliance with Section 4.2 and Section 4.5; and (iv) Parent need not consult with the Company in connection with any public announcement, statement or other disclosure to be issued or made with respect to any Parent Change in Recommendation, in each case, in compliance with Section 4.3 and Section 4.6. The Company and Parent agree to issue the previously agreed upon form of joint press release announcing the execution and delivery of this Agreement promptly following the execution of this Agreement.

Section 4.11 Employee Matters.

(a) During the period commencing on the Closing Date and ending on the first anniversary of the Closing Date, Parent shall, or shall cause one of the Parent Subsidiaries (including the Surviving Company and its Subsidiaries) to provide: (i) each employee of the Company or any Subsidiary of the Company who continues employment with Parent or any of the Parent Subsidiaries (including the Surviving Company or any of its Subsidiaries) after the Second Effective Time (a “Continuing Employee”) with (A) an annual base salary or base wage rate that is, and (B) a target annual cash bonus opportunity that, taken together with the annual base salary or base wage rate provided to such Continuing Employee after the First Effective Time is, in each case, no less favorable than provided to such Continuing Employee by the Company immediately prior to the First Effective Time; and (ii) each Continuing Employee with employee welfare and retirement benefits (excluding any benefits provided under any defined benefit pension plan or post-retirement medical plan) that are substantially comparable or more favorable in the aggregate to those provided to such Continuing Employee by the Company and the Company Subsidiaries immediately prior to the First Effective Time.

(b) All service of the Continuing Employees to the Company and the Company Subsidiaries and their respective predecessors shall be recognized for purposes of determining eligibility to participate, vesting and accrual and level of benefits with respect to each Parent Plan in which any Continuing Employee will participate after the Second Effective Time (excluding any defined benefit pension or post-retirement medical plan) to at least the same extent as such similarly situated Parent Employees are entitled to credit for service under such Parent Plans, except to the extent such recognition would result in the duplication of benefits. In addition, Parent or the Subsidiaries of Parent (including the Surviving Company and its Subsidiaries), as applicable, shall use commercially reasonable efforts to cause each Parent Plan that is a welfare benefit plan, within the meaning of Section 3(1) of ERISA to: (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements other than preexisting condition limitations, exclusions or waiting periods that are already in effect with respect to such Continuing Employees and that have not been satisfied or waived as of the First Effective Time under the analogous welfare benefit plan maintained for the Continuing Employees immediately prior to the First Effective Time; and (ii) recognize for each Continuing Employee and his or her spouse, domestic partner and dependents for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such Parent Plan any deductible, co-payment and out-of-pocket expenses paid by the Continuing Employee and his or her spouse, domestic partner and dependents under an analogous Company Plan during the plan year of such plan in which occurs the date on which the Continuing Employee begins participation in such Parent Plan, except to the extent such recognition would result in the duplication of benefits.

(c) If requested by Parent not less than ten Business Days before the Closing Date, the Company Board (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is reasonably necessary to terminate the Company’s 401(k) plan (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date. In the event that Parent requests that the Company 401(k) Plan be terminated, (i) the Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable prior review and comment by Parent) not later than the day preceding the Closing Date and (ii) following the Second Effective Time and as soon as reasonably practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, to the extent that Parent requests that the Company seek such determination letter, the assets thereof shall be distributed to the participants, and Parent shall permit the Continuing Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, inclusive of loans) to Parent’s 401(k) Plan, in the form of cash, in an amount equal to the full account balance (including any promissory notes) distributed to such Continuing Employees from the Company 401(k) Plan.

(d) Nothing in this Section 4.11 or elsewhere in this Agreement, expressed or implied, shall be construed to create a right in any employee of the Company or any of the Company Subsidiaries to employment with Parent, the Surviving Company or any of their Subsidiaries or shall interfere with or restrict in any way the rights of Parent or any of its Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Company or any of their respective Affiliates and the Continuing Employee. Nothing in this Agreement shall be deemed to amend or modify any compensation or benefit arrangement of Parent, the Company, or their respective Affiliates. Nothing herein shall be construed to limit the right of Parent, the Surviving

Company or any of their Subsidiaries to amend or terminate any Parent Plan, any Company Plan, or any other employee benefit plan. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 4.11 shall create any third party rights, benefits or remedies of any nature whatsoever in any employee of the Company or any of the Company Subsidiaries (or any beneficiaries or dependents thereof) or any other Person that is not a party to this Agreement.

Section 4.12 Certain Tax Matters.

(a) For U.S. federal income Tax purposes, (i) the parties hereto intend that the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”) and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which the Parent, each Acquisition Sub and the Company are parties under Section 368(b) of the Code.

(b) The parties hereto (i) shall use their respective reasonable best efforts to cause the Mergers to qualify, and will not take any action or cause any action to be taken which action would reasonably be expected to prevent the Mergers from qualifying, for the Intended Tax Treatment and (ii) shall not take any Tax reporting position inconsistent with the treatment of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) Each of the parties shall use its commercially reasonable efforts in order for any Tax opinions and disclosures required to be filed with the SEC in connection with the Form S-4 Registration Statement to be obtained from Tax Opinion Counsel, including the appropriate officers of Parent, the Acquisition Subs and Company executing and delivering to Tax Opinion Counsel certificates substantially in the forms set forth in Section 4.12 of the Parent Disclosure Letter (the “Parent Representation Letter”) and Section 4.12 of the Company Disclosure Letter (the “Company Representation Letter” and collectively with the Parent Representation Letter, the “Representation Letters”), respectively. Each Representation Letter shall be dated on or before the date of such Tax opinion and shall not have been withdrawn or modified in any material respect except as otherwise agreed to in writing by the parties.

(d) The Company shall use commercially reasonable efforts to cooperate with Parent and its Affiliates to cause any Company Subsidiary that is treated as a corporation for U.S. federal income tax purposes to merge into the Surviving Company, which merger shall be effective after the Second Effective Time and occur, at Parent’s sole discretion, on the Closing Date after the Closing or after the Closing Date, provided that no officer or employee of the Company or Company Subsidiaries shall be obligated to execute documents prior to the Closing for purposes of effecting any such merger and the Company and Company Subsidiaries shall not be obligated to make or have be effective any Tax elections or Tax filings in connection therewith prior to the Closing.

Section 4.13 Indemnification; Directors’ and Officers’ Insurance.

(a) For a period of no less than six years after the First Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) indemnify and hold harmless, and provide advancement of expenses to, all current or former directors and officers of the Company or any of the Company Subsidiaries, any Person who becomes a director or officer of the Company or any of the Company Subsidiaries prior to the First Effective Time and any current or former director of officer of the Company or any of the Company Subsidiaries who is, was or at any time prior to the First Effective Time serves or served as a director, officer, member, trustee or fiduciary of another corporation, partnership joint venture, trust, pension plan or employee benefit plan at the request of or for the benefit of the Company or any of the Company Subsidiaries (together with their respective heirs and representatives, the “Indemnified Parties”) to the fullest extent permitted by applicable Legal Requirements in respect of acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time, whether asserted or claimed prior to, at or after the First Effective Time, by reason of the fact of such Persons serving as an officer or director of the Company or any of the Company Subsidiaries or, while a director or officer of the Company or any of the Company Subsidiaries, was serving at the request of the Company or any of the Company Subsidiaries as a director, officer, member, trustee or fiduciary of another corporation, partnership joint venture, trust, pension plan or employee benefit plan, and the Surviving Company shall (and Parent shall cause the Surviving Company to) also advance expenses to the Indemnified Parties as incurred to the fullest extent permitted by applicable Legal Requirements; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Indemnified Party is not entitled to indemnification under this Section 4.13(a) or otherwise. The parties hereto agree that for six years after the First Effective Time all rights to elimination or limitation of liability, indemnification, exculpation or advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time, whether asserted or claimed prior to, at or after the First Effective Time, now existing in favor of the Indemnified Parties as provided in the Organizational Documents of the Company or any of the Company Subsidiaries or in any written agreement between the Company or any of the Company Subsidiaries and such Person shall survive the Mergers and shall continue in full force and effect. For six years after the First Effective Time, the Surviving Company shall cause to be maintained in effect the provisions in: (i) the Organizational Documents of the Company and each of the Company Subsidiaries; and (ii) any other agreements of the Company or any of the Company Subsidiaries with any Indemnified Party, in each case, regarding exculpation, elimination or limitation of liability, indemnification of officers and directors or other fiduciaries and advancement of expenses that are in existence on the date of this Agreement, and no such provision shall be amended, modified or repealed in any manner that would materially and adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time without the consent of such Indemnified Party.

(b) For a period of no less than six years following the First Effective Time, Parent and the Surviving Company shall cause to be maintained in effect the existing policy of the Company’s directors’ and officers’ liability insurance (or a comparable replacement policy) (the “D&O Policy”) covering claims arising from facts or events that occurred at or prior to the First Effective Time (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated by this Agreement) and covering each of the Company’s current directors and officers, in any case on terms with respect to coverage and amounts that are no less favorable than those terms in effect on the date of this Agreement; provided, however, that in no event shall Parent or the Surviving Company be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company (which annual premium is set forth in Section 4.13(b) of the Company Disclosure Schedule) for such insurance (such 300% amount, the “Maximum Annual Premium”); and provided further, however, that if the annual premium of such insurance coverage exceeds the Maximum Annual Premium, Parent and the Surviving Company shall be obligated to obtain a policy with the greatest comparable coverage available for a cost not exceeding the Maximum Annual Premium. Notwithstanding anything to the contrary in this Agreement, in lieu of Parent’s obligations under the first sentence of this Section 4.13(b), the Company may, or if the Company is unable to, Parent may on its behalf, prior to the First Effective Time, purchase a six-year “tail” prepaid policy on the D&O Policy with an annual cost not in excess of the Maximum Annual Premium, and in the event that Parent or the Company shall purchase such a “tail” policy, Parent and the Surviving Company shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other applicable obligations of Parent and the Surviving Company under the first sentence of this Section 4.13(b) for so long as such “tail” policy shall be maintained in full force and effect. Notwithstanding anything in this Section 4.13 to the contrary, if any Indemnified Party notifies Parent on or prior to the sixth anniversary of the First Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 4.13, the provisions of this Section 4.13 that require Parent and the Surviving Company to indemnify and advance expenses shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(c) The obligations under this Section 4.13 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other Person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 4.13(b) and any of such Person’s heirs, executors, beneficiaries or representatives) without the prior written consent of such affected Indemnified Party or other Person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 4.13(b) (and, after the death of any of the foregoing Persons, such Person’s heirs, executors, beneficiaries or representatives). Each of the Indemnified Parties or other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.13(b) (and, after the death of any of the foregoing Persons, such Person’s heirs and representatives) are intended to be third party beneficiaries of this Section 4.13, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties (and other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.13(b) (and their heirs and representatives)) under this Section 4.13 shall be in addition to, and not in substitution for, any other rights that such Persons may have under the Organizational Documents of the Company or any of the Company Subsidiaries, any

and all indemnification agreements of or entered into by the Company or any of the Company Subsidiaries, or applicable Legal Requirements (whether at law or in equity). In the event of any breach by the Surviving Company or Parent of this Section 4.13, Parent or the Surviving Company shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by the Indemnified Parties in enforcing the indemnity and other obligations provided in this Section 4.13 as such fees are incurred upon the written request of such Indemnified Party.

(d) In the event that Parent, the Surviving Company or any of their respective Subsidiaries (or any of their respective successors or assigns) shall (i) consolidate or merge with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) sell or transfer a substantial portion of their respective assets to any other Person, then in each case, to the extent necessary to protect the rights of the Indemnified Parties and other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.13(b) (and their respective heirs and representatives), proper provision shall be made so that the continuing or surviving corporation or entity or the purchaser or transferee entity, as applicable (or its successors or assigns, if applicable) shall assume the obligations set forth in this Section 4.13.

Section 4.14 Financing and Financing Cooperation.

(a) From the date of this Agreement, the Company shall, and shall cause the Company Subsidiaries and their respective Representatives to, provide such cooperation as is reasonably requested by Parent, is reasonably and customarily necessary in connection with the Debt Financing and is customarily provided for issuers in financings of the type contemplated by the Debt Commitment Letter, but limited to, using commercially reasonable efforts to (i) furnish to Parent (x) the Required Information and (y) such other customary financial information with respect to the Company and the Company Subsidiaries as may be reasonably requested by the Parent as is necessary for Parent to prepare the materials referred to in clause (vii) below (including the pro forma financial information and pro forma financial statements contemplated by Paragraph 5 of Exhibit C of the Debt Commitment Letter (provided that, for the avoidance of doubt, the Company and the Company Subsidiaries shall not be required to provide, and Parent shall be solely responsible for, the preparation of pro forma financial statements)), (ii) provide Parent all documentation and other information with respect to the Company and the Company Subsidiaries within three Business Days prior to the Closing Date as shall have been reasonably requested in writing (including by email) by Parent at least ten Business Days prior to the Closing Date that is required in connection with the Debt Financing by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act and 31 C.F.R. § 1010.230, and that are required by Paragraph 7 of Exhibit C of the Debt Commitment Letter as in effect on the date hereof, (iii) deliver, or cause the applicable Company Subsidiary to deliver, necessary prepayment and/or termination notices in accordance with the terms of each of the Company Credit Facilities (provided that such prepayment and termination notices may be conditioned on the occurrence of the Closing), (iv) reasonably facilitate the pledging of collateral and the provision of guarantees, in each case, only to the extent such pledge or guaranty is a condition in the Debt Commitment Letter to the funding of the Debt Financing on the Closing Date, (v) executing and delivering or helping to procure credit agreements, hedging arrangements, notes, mortgages, pledge and security documents, landlord waivers, estoppels, consents, and approvals and other definitive financing documents or other requested certificates or documents, in each case, only to the extent that delivery of such documents is a condition in the Debt Commitment Letter to the funding of the Debt Financing on the Closing Date (in each case, subject to and only effective upon the occurrence of the Closing), (vi) cause members of its senior management, representatives and advisors to participate in a reasonable number of meetings, conference calls, presentations and roadshows with prospective lenders and investors, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with the ratings agencies, in all such cases upon reasonable advanced notice and at reasonable times and locations mutually agreed upon, and (vii) assist Parent, each Acquisition Sub and the Debt Financing Sources with the preparation of customary bank information memoranda, lender presentations, investor presentations, offering documents, rating agency presentations and similar customary documents required in connection with the Debt Financing, in each case, to the extent such materials relate to information concerning the Company and the Company Subsidiaries and (viii) to the extent required by the Debt Financing Sources, executing and delivering customary authorization letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders, subject to customary confidentiality restrictions and customary exculpatory provisions; provided that such cooperation shall not be required to the extent it would:

(i) require the Company, a Company Subsidiary, or any of their Affiliates or any of its or their Representatives to execute, deliver or enter into, or perform any document (including any agreement, instrument, guaranty, warranty, indemnity or certificate) with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to Closing (other than the authorization and representation letters referred to above),

(ii) cause any director or officer to incur any personal liability (including that no member of the Company Board, or the board of directors of any Company Subsidiary or any of its or their Affiliates shall be required to enter into any resolutions or take any similar action approving the Financing until the Closing has occurred),

(iii) require the delivery of any financial statements in a form or subject to a standard different than those provided to Parent on or prior to the date hereof,

(iv) prior to the Closing, (x) pay any commitment or other fee for which the Company, any Company Subsidiary, or any of their Affiliates has not received prior reimbursement or (y) provide any indemnity or security or incur any liability or obligation in connection with the Debt Financing or any other financing,

(v) take or permit the taking of any action that would reasonably be expected to conflict with, result in any violation or breach of, or default (with or without lapse of time, or both) under, any Organizational Documents of the Company, any Company Subsidiary, or any of their Affiliates, or any applicable Legal Requirements or Contracts of the Company, any Company Subsidiary, or any of their Affiliates,

(vi) require any cooperation to the extent that it would materially or unreasonably interfere with the business or operations of the Company, any Company Subsidiary, or any of their Affiliates, or

(vii) require the Company, any Company Subsidiary, or any of their Affiliates to make any representation, warranty or certification that, in the good faith determination of the Company, any Company Subsidiary, or any of their Affiliates, is not true.

(b) Parent agrees that in no event shall Company, any Company Subsidiary, or any of their Affiliates be required to execute or deliver any documents in connection with the Debt Financing which is not conditioned upon, and shall become effective from and after, the Closing. Parent shall indemnify and hold harmless the Company, each Company Subsidiary, and each of their Affiliates and its and their respective Representatives from and against any and all liabilities, losses, damages, claims and reasonable out-of-pocket costs and expenses (including reasonable attorney’s fees) interest, awards, judgments, losses and penalties suffered or incurred in connection with any and all of the matters contemplated by this Section 4.14 (other than the use of any information provided by the Company, any Company Subsidiary, or any of their Affiliates or any of its or their Representatives, in each case, in writing for use in connection with the Debt Financing) or in connection with the arrangement of the Debt Financing or any information utilized in connection therewith, except to the extent arising from fraud, gross negligence or willful misconduct by any of Company, any Company Subsidiary, or any of their Affiliates or any of its or their Representatives, whether or not the transactions are consummated or this Agreement is terminated. As a condition to the Company and the Company Subsidiaries obligations pursuant to this Section 4.14, Parent shall promptly, upon request by the Company or a Company Subsidiary, reimburse the Company, the Company Subsidiaries and their Affiliates for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorney’s fees and expenses and disbursements) incurred by the Company, any Company Subsidiary, or any of their Affiliates or its and their Representatives in connection with the cooperation contemplated by this Section 4.14. All non-public information regarding Company and its Affiliates provided to Parent, its Affiliates or its Representatives pursuant to this Section 4.14 shall be kept confidential by them, except for disclosure to potential lenders, investors, rating agencies or their respective Representatives in connection with the Debt Financing subject to customary confidentiality provisions including exercising commercially reasonable best efforts to make Company an express third-party beneficiary to the confidentiality agreement. The obligations in this clause (b) shall survive the termination of this Agreement.

(c) Parent shall use its reasonable best efforts to (i) maintain in effect the Debt Commitment Letter in accordance with its terms, (ii) negotiate definitive financing agreements with respect to the Debt Financing on the terms and conditions set forth in the Debt Commitment Letter (taking into account any “market flex” provisions), so that such agreements are in effect as promptly as practicable but in any event no later than the Closing Date, (iii) satisfy on a timely basis all Financing Conditions on the Closing Date applicable to Parent or the Parent Subsidiaries and under the control of Parent or the Parent Subsidiaries and (iv) consummate on the Closing Date the Debt Financing required to consummate the transactions contemplated hereby in accordance with the terms of the Debt Commitment Letter (which, for the avoidance of doubt, shall include agreeing to consummate the Debt Financing even if any flex rights are exercised to their maximum extent). Prior to the Closing, Parent shall not permit the Acquisition Subs (without the prior written consent of the Company) to agree to, or permit, any amendment or modification of, or waiver under, the Debt Commitment Letter that (i) reduces the aggregate amount of the Debt Financing to an amount such that the Closing could not be consummated, (ii) imposes any additional (or adversely modifies any existing) condition precedent to the availability of the Debt Financing that could reasonably be expected to adversely affect (including with respect to timing) the ability or likelihood of Parent or the Company to timely consummate the transactions contemplated by this Agreement, (iii) would otherwise reasonably be expected to prevent, impede or delay the funding on the Closing Date of the Debt Financing required to consummate the transactions contemplated by this Agreement, or (iv) would adversely impact the ability of the Acquisition Subs or their respective Affiliates to enforce their rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto and shall, in each case, be deemed to be material for purposes of this Agreement; provided, that the Acquisition Subs may, without the Company’s prior written consent, amend, replace, supplement or otherwise modify the Debt Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that had not executed the Debt Commitment Letter as of the date hereof. Upon any such amendment, replacement, supplement or modification, the term “Debt Commitment Letter” shall refer to the Debt Commitment Letter as so amended, replaced, supplemented or otherwise modified.

(d) Parent shall keep Company informed on a reasonably current basis and in reasonable detail of the status of Parent’s efforts to arrange the Debt Financing and promptly provide to Company copies of all definitive documents related to the Debt Financing contemplated by the Debt Commitment Letters. In the event that, in the reasonable opinion of Parent, all conditions applicable to each of the Debt Commitment Letters have been satisfied, Parent shall use commercially reasonable efforts to cause the lenders and the other Persons providing such Debt Financing contemplated by the Debt Commitment Letters to fund the Debt Financing contemplated by the Debt Commitment Letters required to consummate the transactions contemplated by this Agreement on or prior to the Closing Date. The Parent shall promptly notify the Company (A) of any breach (or threatened breach) or default by any party to the Debt Commitment Letter or definitive agreements related to the Debt Financing of which Parent or any of its Affiliates becomes aware, (B) of the receipt by Parent, any of the Parent Subsidiaries (including the Acquisition Subs) of any written notice or communication from any Debt Financing Source with respect to any breach (or threatened breach) or default, or any termination or repudiation, in each case by any party to the Debt Commitment Letter or any definitive document related to the Debt Financing and (C) if for any reason Parent at any time believes it will not be able to obtain all or any portion of the Debt Financing necessary to consummate the transactions contemplated by this Agreement and pay all related fees and expenses payable by Parent hereunder on the terms, in the manner or from the sources contemplated by the Debt Commitment Letters. Parent shall promptly, but in any event within three days of the date of a written request from the Company, provide any information reasonably requested by Company relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence.

(e) If the Debt Financing required to consummate the transactions contemplated by this Agreement becomes unavailable under the Debt Commitment Letter or any definitive agreements with respect thereto, as applicable, Parent shall, and shall cause the Parent Subsidiaries to, as promptly as practicable following the occurrence of such event, use its or their reasonable best efforts to obtain substitute financing sufficient, together with other financial resources available to Parent, to consummate the Merger (any such financing, a “Substitute Financing”). In the event any Substitute Financing is obtained, references in this Agreement to the Debt Financing shall also be deemed to refer to such Substitute Financing, and references in this Agreement to the Debt Commitment Letter and the definitive financing agreements with respect thereto shall also be deemed to refer to the Substitute Financing and the definitive financing agreements with respect thereto, and all obligations of Parent pursuant to this Section 4.14 shall be applicable thereto as to the same extent as Parent’s obligations with respect to the Debt Financing.

(f) Parent and each Acquisition Sub expressly acknowledges and agrees that, notwithstanding anything in this Agreement to the contrary, their obligations hereunder, including their obligation to consummate the Closing, are not subject to, or conditioned on, receipt of the Debt Financing or any Substitute Financing.

Section 4.15 Stockholder Litigation. The Company shall provide Parent with prompt written notice of, and copies of all pleadings and material correspondence relating to, any Legal Proceeding against the Company or any of its directors or officers by any holder of shares of Company Common Stock arising out of or relating to this Agreement or the transactions contemplated by this Agreement. The Company shall give Parent the opportunity to participate, at Parent’s sole cost and expense, in the defense, settlement, or compromise of any such Legal Proceeding (provided that the Company shall, subject to the Company’s consultation with Parent and good faith consideration of its views, control the defense, strategy and settlement thereof), and no such settlement or compromise shall be agreed to without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). Parent shall provide the Company with prompt written notice of, and copies of all pleadings and material correspondence relating to, any Legal Proceeding against Parent or any of its directors or officers by any holder of shares of Parent Class A Common Stock arising out of or relating to this Agreement or the transactions contemplated by this Agreement.

Section 4.16 Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the shares of Parent Class A Common Stock to be issued in the First Merger, including the shares of Parent Class A Common Stock to be issued upon the exercise of converted Company Options, to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the First Effective Time. Prior to the Closing, the Company and Parent shall cooperate to cause the shares of Company Common Stock to be delisted from Nasdaq and deregistered under the Exchange Act as soon as practicable following the First Effective Time.

Section 4.17 Section 16 Matters. Prior to the First Effective Time, the Parent Board and the Company Board, respectively, shall take all actions that may be required or appropriate to cause any dispositions of shares of Company Common Stock (including derivative securities with respect to shares of Company Common Stock) or acquisitions of Parent Class A Common Stock (including derivative securities with respect to Parent Class A Common Stock) in connection with the transactions contemplated by ARTICLE I by each individual who is, or as a result of the transactions contemplated by this Agreement will be, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or is, or will as a result of the transactions contemplated by this Agreement become, subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 4.18 Director Resignations. Prior to the Closing, the Company shall use commercially reasonable efforts to deliver to Parent resignations, in form and substance reasonably satisfactory to Parent, executed by each director of the Company in office as of immediately prior to the First Effective Time, in each case, conditioned and effective upon the First Effective Time.

Section 4.19 Payoff Documentation. Prior to the Closing, the Company shall use commercially reasonable efforts to deliver to Parent a payoff letter in form and substance reasonably acceptable to Parent and the Debt Financing Sources with respect to each of the Company Credit Facilities (such payoff letters, the “Payoff Letters”) duly executed by the applicable agent(s) to each of the Company Credit Facilities pursuant to which such agent(s) shall agree that upon payment of the payoff amount specified in such Payoff Letter: (i) all obligations of the Company and the Company Subsidiaries arising under or related to the applicable Company Credit Facility shall be paid in full; (ii) all Liens in connection therewith shall be released; and (iii) all pledged collateral securing the outstanding obligations under the applicable Company Credit Facility shall be returned in accordance with the terms of the Payoff Letter.

Section 4.20 Takeover Statutes. If any antitakeover or similar statute or regulation is or may become applicable to the transactions contemplated by this Agreement, each of the parties hereto and its respective Board of Directors shall (a) grant any approvals and take all any actions necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated by this Agreement.

ARTICLE V. CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGERS

Section 5.1 Conditions Precedent to Each Party’s Obligations. The obligations of each party to effect the Mergers and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction or waiver, as of the Closing, of each of the following conditions:

(a) Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Form S-4 Registration Statement, and no proceedings for that purpose shall have been commenced or be threatened in writing by the SEC that has not been withdrawn.

(b) Stockholder Approvals.

(i) The Required Company Stockholder Vote shall have been obtained.

(ii) The Required Parent Stockholder Vote shall have been obtained.

(c) Governmental Approvals. Any waiting period (or any agreed upon extension of any waiting period or commitment not to consummate the Mergers for any period of time) applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated by the relevant Governmental Entity, and there shall be no pending agreement between Parent and any such Governmental Entity not to close.

(d) Listing. The shares of Parent Class A Common Stock to be issued pursuant to the First Merger, including the shares of Parent Class A Common Stock to be issued upon the exercise of converted Company Options, shall have been approved for listing (subject to notice of issuance) on Nasdaq.

(e) No Restraints. No Legal Requirement or Order preventing, enjoining or making illegal the consummation of the Mergers shall have been entered, issued or adopted by any court of competent jurisdiction or other Governmental Entity of competent jurisdiction and remain in effect (any such Legal Requirement or Order issued by a court of competent jurisdiction or other Governmental Entity of competent jurisdiction, a “Relevant Legal Restraint”).

Section 5.2 Additional Conditions Precedent to Parent’s Obligations. The obligation of Parent to cause the Mergers to be effected and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction or waiver by Parent, as of the Closing, of each of the following conditions:

(a) Accuracy of Representations. (i) The representations and warranties of the Company contained in Section 2.3(c) shall have been true and accurate, other than de minimis inaccuracies, at and as of the date of this Agreement and shall be true and accurate, other than de minimis inaccuracies, at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall only be required to be true and accurate, other than de minimis inaccuracies, as of such particular date or period of time); (ii) the representations and warranties of the Company contained in the first sentence of Section 2.1(a), Section 2.3 (other than Section 2.3(c)), Section 2.4, Section 2.5, Section 2.6(a)(i), and Section 2.25 shall have been true and accurate in all material respects at and as of the date of this Agreement and shall be true and accurate in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall only be required to be true and accurate in all material respects as of such particular date or period of time); provided, however, that, in the case of this clause (ii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Company Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded; and (iii) the representations and warranties of the Company set forth in this Agreement (other than those representations and warranties referred to in the foregoing clauses (i) and (ii)) shall have been true and accurate in all respects at and as of the date of this Agreement and shall be true and accurate in all respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall only be required to be so true and accurate as of such particular date or period of time), except as, individually or in the aggregate has not constituted or resulted in or would not reasonably be expected to constitute or result in, a Company Material Adverse Effect; provided, however, that, in the case of this clause (iii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Company Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded; provided that the reference to Company Material Adverse Effect in Section 2.8(a) shall be given effect.

(b) Performance of Covenants. The covenants in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effects that, individually or in the aggregate, have constituted or resulted in, or would reasonably be expected to constitute or result in, a Company Material Adverse Effect.

(d) Certificate. Parent shall have received a certificate, dated as of the Closing Date and executed by the Chief Executive Officer or Chief Financial Officer of the Company, confirming that the conditions set forth in Section 5.2(a), Section 5.2(b) and Section 5.2(c) have been duly satisfied.

Section 5.3 Additional Conditions Precedent to the Company’s Obligations. The obligation of the Company to effect the Mergers and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver by the Company, as of the Closing, of each of the following conditions:

(a) Accuracy of Representations. (i) The representations and warranties of Parent contained in Section 3.3(c) shall have been true and accurate, other than de minimis inaccuracies, at and as of the date of this Agreement and shall be true and accurate, other than de minimis inaccuracies, at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall only be required to be true and accurate, other than de minimis inaccuracies, as of such particular date or period of time); (ii) the representations and warranties of Parent and each Acquisition Sub contained in the first sentence of Section 3.1(a), Section 3.3 (other than Section 3.3(c)), Section 3.4, Section 3.5, Section 3.6(a)(i), and Section 3.21 shall have been true and accurate in all material respects at and as of the date of this Agreement and shall only be required to be true and accurate in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall only be required to be true and accurate in all material respects as of such particular date or period of time); provided, however, that, in the case of this clause (ii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded; and (iii) the representations and warranties of Parent and each Acquisition Sub set forth in this Agreement (other than those representations and warranties referred to in the foregoing clauses (i) and (ii)) shall have been true and accurate in all respects at and as of the date of this Agreement and shall only be required to be true and accurate in all respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and accurate as of such particular date or period of time), except as, individually or in the aggregate, has not constituted or resulted in or would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect; provided, however, that, in the case of this clause (iii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded, provided that the reference to Parent Material Adverse Effect in Section 3.8(a) shall be given effect.

(b) Performance of Covenants. The covenants in this Agreement that Parent is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effects that, individually or in the aggregate, have constituted or resulted in, or would reasonably be expected to constitute or result in, a Parent Material Adverse Effect.

(d) Tax Opinion. Company shall have received an opinion from Tax Opinion Counsel, dated as of the Closing Date, to the effect that the Mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code at a level of comfort at least equivalent to the corresponding Tax opinion provided by Tax Opinion Counsel in the Form S-4 Registration Statement. In rendering such opinion, Tax Opinion Counsel shall be entitled to rely upon the Representation Letters.

(e) Certificate. The Company shall have received a certificate, dated as of the Closing Date and executed by the Chief Executive Officer or Chief Financial Officer of Parent, confirming that the conditions set forth in Section 5.3(a), Section 5.3(b) and Section 5.3(c) have been duly satisfied.

ARTICLE VI. TERMINATION

Section 6.1 Termination. This Agreement may be terminated and the Mergers may be abandoned:

(a) by mutual written consent of Parent and the Company at any time prior to the First Effective Time;

(b) by Parent or the Company if the Mergers shall not have been consummated by 11:59 p.m. New York Time on January 31, 2022 (the “End Date”); provided, that if any of the conditions to the Closing set forth in Section 5.1(c) or Section 5.1(e) (solely if the applicable Relevant Legal Restraint relates to any Antitrust Law) has not been satisfied or waived on or prior to 11:59 p.m. New York Time on the End Date but all other conditions to Closing set forth in Sections 5.1, 5.2 and 5.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the End Date) or waived, the End Date will be automatically extended, without any action on the part of any party hereto, to 11:59 p.m. New York Time on March 31, 2022 and, if so extended, such date shall be the “End Date”; provided, further, that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(b) if the material breach by such party (or any Affiliate of such party) of any of such party’s obligation under this Agreement shall have materially contributed to the failure of the First Effective Time to have occurred on or before the End Date;

(c) by Parent or the Company at any time prior to the First Effective Time if a Relevant Legal Restraint permanently preventing, enjoining or making illegal the consummation of the Mergers shall have become final and non-appealable; provided, that the party seeking to terminate the Agreement shall have used reasonable best efforts to prevent the entry of and to remove such Relevant Legal Restraint in accordance with Section 4.7;

(d) by Parent at any time prior to obtaining the Required Company Stockholder Vote if (i) the Company Board shall have made a Company Change in Recommendation or (ii) the Company shall have Willfully Breached in any material respect Section 4.2 or Section 4.5;

(e) by the Company (i) at any time prior to obtaining the Required Parent Stockholder Vote if the Parent Board shall have made a Parent Change in Recommendation, (ii) if Parent has Willfully Breached in any material respect Section 4.3 or Section 4.6 or (iii) if Parent has materially breached its representations and warranties set forth in Section 3.15 (Financing; Solvency) or its covenants set forth in Section 4.14 (Financing and Financing Cooperation) (any failure to satisfy any condition set forth in the Debt Commitment Letter with respect to Bioventus, LLC, a Delaware limited liability company (“BV Opco”), or its Subsidiaries, including those any condition related to the solvency of BV Opco or any of its Subsidiaries shall be deemed a material breach for purposes of this Section 6.1(e)(iii)), to the extent not waived by the Debt Financing Sources (collectively, the

“Financing Requirements”) and (1) any such breach of the Financing Requirements is not cured by the earlier of the End Date or prior to the 20th Business Day after the Company gives written notice of such breach to Parent; (2) all of the conditions set forth in Section 5.1, Section 5.2(a), Section 5.2(b) and Section 5.2(c) have been satisfied and continue to be satisfied (other than those conditions that by their nature cannot be satisfied other than at the Closing) and the Company has irrevocably committed in a written notice delivered to Parent following the expiration of the cure period specified in clause (1) above that the Company is ready, willing and able to consummate the transactions contemplated by this Agreement; provided, however, that, with respect to the conditions set forth in Section 5.1, Section 5.2(a), Section 5.2(b) and Section 5.2(c) and the Company’s readiness, willingness and ability to consummate the transactions contemplated by this Agreement, any condition forth in Section 5.1, Section 5.2(a), Section 5.2(b) and Section 5.2(c) shall be deemed satisfied if the failure of such condition resulted primarily from (A) any action or inaction by Parent or an Acquisition Sub, or (B) Parent’s breach of the Financing Requirements, and (3) Parent or an Acquisition Sub fails to consummate the transactions contemplated by this Agreement by the earlier of the End Date or within two Business Days following the written notice delivered by the Company to Parent following the expiration of the cure period specified in clause (1) above;

(f) by the Company, at any time prior to obtaining the Required Company Stockholder Vote, in the event that (i) the Company Board has authorized the Company to enter into a definitive agreement relating to a Company Superior Proposal in material compliance with Section 4.5(c); and (ii) substantially concurrently with the termination of this Agreement, the Company enters into the definitive agreement relating to a Company Superior Proposal and pays Parent the Termination Fee payable to Parent pursuant to Section 6.3(a);

(g) by either Parent or the Company if: (i) the Company Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed; and (ii) the Required Company Stockholder Vote shall not have been obtained, in each case after a vote on such approval was taken;

(h) by either Parent or the Company if: (i) the Parent Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed; and (ii) the Required Parent Stockholder Vote shall not have been obtained, in each case after a vote on such approval was taken;

(i) by Parent if: (i) any of the Company’s representations and warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 5.2(a) would not be satisfied; or (ii) any of the Company’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 5.2(b) would not be satisfied; provided, however, that for purposes of clauses (i) and (ii) above, if an inaccuracy in any of the Company’s representations and warranties or a breach of a covenant of the Company is curable by the Company by the End Date and the Company is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 6.1(i) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 Business Days commencing on the date that the Company receives written notice of such inaccuracy or breach from Parent; provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 6.1(i) if Parent is then in breach of any of its representations, warranties or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.3(a) or Section 5.3(b); or

(j) by the Company if: (i) any of Parent’s or Acquisition Subs’ representations and warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 5.3(a) would not be satisfied; or (ii) any of Parent’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 5.3(b) would not be satisfied; provided, however, that for purposes of clauses (i) and (ii) above, if an inaccuracy in any of Parent’s or Acquisition Subs’ representations and warranties or a breach of a covenant of Parent is curable by Parent by the End Date and Parent is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 6.1(j) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 Business Days commencing on the date that Parent receives written notice of such inaccuracy or breach from the Company; provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 6.1(j) if the Company is then in breach of any of its representations, warranties or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.2(a) or Section 5.2(b).

Except for a termination pursuant to Section 6.1(a), the party seeking to terminate this Agreement pursuant to this Section 6.1 shall give written notice of such termination to the other parties in accordance with Section 7.8, specifying the provision of this Agreement pursuant to which such termination is effected.

Section 6.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall be of no further force or effect with no liability to any Person on the part of any party to this Agreement (or any of its Representatives or Affiliates); provided, however, that: (a) the last sentence of Section 4.8(a), the last sentence of Section 4.8(b), Section 4.10, Section 4.14(b), this Section 6.2, Section 6.3 and Section VII shall survive the termination of this Agreement and shall remain in full force and effect; and (b) subject to Section 6.3(e) and Section 6.3(f), the termination of this Agreement shall not relieve any party from any liability for any fraud or any Willful Breach of this Agreement that is material. The Non-Disclosure Agreement shall not be affected by a termination of this Agreement.

Section 6.3 Termination Fees.

(a) If this Agreement is terminated by the Company pursuant to Section 6.1(f), by Parent pursuant to Section 6.1(d), or by either Parent or the Company pursuant to Section 6.1(b) (and at the End Date all of the conditions to the Company’s obligations to close other than receipt of the Required Company Stockholder Vote have been satisfied, or are capable of satisfaction had the Closing occurred on the End Date) or Section 6.1(g), in each case, at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 6.1(d), then, within two Business Days after (or in the case of termination pursuant to Section 6.1(f), substantially current with) the termination of this Agreement, the Company shall cause to be paid to Parent the Termination Fee.

(b) If this Agreement is terminated by the Company pursuant to Section 6.1(e), or by either Parent or the Company pursuant to Section 6.1(b) or Section 6.1(h) at a time when the Company would have been entitled to terminate this Agreement pursuant to Section 6.1(e), then, within two Business Days after the termination of this Agreement, Parent shall cause to be paid to the Company the Termination Fee.

(c) If this Agreement is terminated by Parent or the Company pursuant to Section 6.1(g) or by Parent pursuant to Section 6.1(i) (or by the Company or Parent pursuant to Section 6.1(b) (and at the End Date all of the conditions to the Company’s obligations to close other than receipt of the Required Company Stockholder Vote have been satisfied, or are capable of satisfaction had the Closing occurred on the End Date) at a time when this Agreement could have been terminated pursuant to Section 6.1(g) or Section 6.1(i)) and: (i) at or prior to the Company Stockholder Meeting (in the case of a termination pursuant to Section 6.1(g)), or at or prior to the time of the applicable breach by the Company (in the case of a termination pursuant to Section 6.1(i)), any Person shall have publicly announced an intention to make a Company Acquisition Proposal, or a Company Acquisition Proposal shall have been publicly disclosed, publicly announced, commenced, submitted or made and shall not have been publicly withdrawn without qualification at least five Business Days prior to the date of the Company Stockholder Meeting, in the case of a termination pursuant to Section 6.1(g), or the time of such breach, in the case of a termination pursuant to Section 6.1(i); and (ii) on or prior to the date that is 12 months following the termination of this Agreement, either (A) a Company Acquisition Transaction is consummated or (B) a definitive agreement relating to a Company Acquisition Transaction is entered into by the Company and the transaction contemplated thereby is subsequently consummated (it being understood that, for purposes of this clause “(B),” each reference to 20% in the definition of “Company Acquisition Transaction” in Exhibit A shall be deemed to be a reference to 50%, then, within two Business Days after the consummation of such Company Acquisition Transaction, the Company shall cause to be paid to Parent the Termination Fee.

(d) If this Agreement is terminated by Parent or the Company pursuant to Section 6.1(h) or by the Company pursuant to Section 6.1(j) (or by the Company or Parent pursuant to Section 6.1(b) at a time when this Agreement could have been terminated pursuant to Section 6.1(h) or Section 6.1(j)) and: (i) at or prior to the Parent Stockholder Meeting (in the case of a termination pursuant to Section 6.1(h)), or at or prior to the time of the applicable breach by Parent (in the case of a termination pursuant to or Section 6.1(j)), any Person shall have publicly announced an intention to make a Parent Acquisition Proposal, or a Parent Acquisition Proposal shall have been publicly disclosed, publicly announced, commenced, submitted or made and shall not have been publicly withdrawn without qualification at least five Business Days prior to date of the Parent Stockholder Meeting, in the case of a termination pursuant to Section 6.1(h), or the time of such breach, in the case of a termination pursuant to Section 6.1(j); and (ii) on or prior to the date that is 12 months following the termination of this Agreement, either (A) a Parent

Acquisition Transaction is consummated or (B) a definitive agreement relating to a Parent Acquisition Transaction is entered into by Parent and the transaction contemplated thereby is subsequently consummated (it being understood that, for purposes of this clause “(B),” each reference to 20% in the definition of “Parent Acquisition Transaction” in Exhibit A shall be deemed to be a reference to 50%), then, within two Business Days after the consummation of such Parent Acquisition Transaction, Parent shall cause to be paid to the Company the Termination Fee.

(e) Any Termination Fee due and payable by the Company under this Section 6.3 shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. For the avoidance of doubt, the Termination Fee shall be payable by the Company only once and not in duplication even though the Termination Fee may be payable by the Company under one or more provisions hereof. If the Company fails to pay the Termination Fee when due and payable by the Company, then the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such amount was originally required to be paid, and the Company shall pay the costs and expenses (including reasonable and documented legal fees and out-of-pocket expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken by Parent to collect payment. In any circumstance where performance by the Company of its obligations under this Agreement would relieve the Company of its obligation to pay to Parent the Termination Fee, Parent and Acquisition Subs may, in their sole discretion (i) seek specific performance pursuant to Section 7.11, (ii) withdraw any claim for specific performance and require the Company to pay the Termination Fee if Parent is entitled to payment of the Termination Fee under this Section 6.3 or (iii) if Parent and Acquisition Subs are unable for any reason to obtain specific performance, require the Company to pay the Termination Fee if Parent is entitled to payment of the Termination Fee under this Section 6.3.    The parties agree that if the Termination Fee becomes payable by, and is paid by, the Company, then such Termination Fee shall be Parent’s sole and exclusive remedy for damages against the Company and its Affiliates and its and their Representatives in connection with this Agreement, and in no event will Parent or any other Person seek to recover any other money damages or seek any other remedy based on a claim in law or equity for any reason in connection with this Agreement; provided, that nothing contained herein shall relieve any party from satisfying any claim in law or equity or from any liability, in each case arising from fraud or any Willful Breach of this Agreement that is material.

(f) Any Termination Fee due and payable by Parent under this Section 6.3 shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company. For the avoidance of doubt, the Termination Fee shall be payable by Parent only once and not in duplication even though a termination fee may be payable by Parent under one or more provisions hereof. If Parent fails to pay the Termination Fee when due and payable by Parent, then Parent shall pay to the Company interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the Company) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such amount was originally required to be paid, and Parent shall pay the costs and expenses (including reasonable and documented legal fees and out-of-pocket expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken by the Company to collect payment. In any circumstance where performance by Parent and Acquisition Subs of their respective obligations under this Agreement would relieve Parent of its obligation to pay to the Company the Termination Fee, the Company may, in its sole discretion (i) seek specific performance pursuant to Section 7.11, (ii) withdraw any claim for specific performance and require Parent to pay the Company the Termination Fee if the Company is entitled to payment of the Termination Fee under this Section 6.3 or (iii) if the Company is unable for any reason to obtain specific performance, require Parent to pay the Termination Fee to the Company if the Company is entitled to payment of the Termination Fee under this Section 6.3; provided that, in the event the Company terminates this Agreement pursuant to Section 6.1(e)(iii) and the Company requires Parent to pay the Termination Fee, receipt of the Termination Fee shall be the Company’s sole and exclusive remedy for damages against Parent, each Acquisition Sub and their respective Affiliates and its and their Representatives for the matters set forth in Section 6.1(e)(iii). The parties agree that if the Termination Fee becomes payable by, and is paid by, Parent, then such Termination Fee shall be the Company’s sole and exclusive remedy for damages against Parent, each Acquisition Sub and their respective Affiliates and its and their Representatives in connection with this Agreement, and in no event will the Company or any other Person seek to recover any other money damages or seek any other remedy based on a claim in law or equity for any reason in connection with this Agreement; provided, that nothing contained herein (other than as provided herein with respect to the matters set forth in Section 6.1(e)(iii)) shall relieve any party from satisfying any claim in law or equity or from any liability, in each case arising from fraud or any Willful Breach of this Agreement that is material.

(g) Each of the parties hereto acknowledges that the Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate the recipient in the circumstances in which the Termination Fee is due and payable and which do not involve fraud or Willful Breach of this Agreement by the other party, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers, which amount would otherwise be impossible to calculate with precision. Each of the parties acknowledges that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the parties would not enter into this Agreement.

ARTICLE VII. MISCELLANEOUS PROVISIONS

Section 7.1 Amendment. This Agreement may be amended at any time prior to the First Effective Time (whether before or after receipt of the Required Company Stockholder Vote or the Required Parent Stockholder Vote) by an instrument in writing signed on behalf of each of the parties hereto; provided, however, that: (a) after the Required Parent Stockholder Vote has been received, no amendment shall be made which by applicable Legal Requirement or rule or regulation of Nasdaq requires further approval of the stockholders of Parent without the further approval of such stockholders; and (b) after the Required Company Stockholder Vote has been received, no amendment shall be made which by applicable Legal Requirement or regulation of Nasdaq requires further approval of the stockholders of the Company without the further approval of such stockholders, provided, further, that any amendment, modification, waiver, supplement or change of Section 4.14(a), Section 6.3(e), Section 6.3(f), this proviso of Section 7.1, Section 7.4(d), Section 7.5(b), Section 7.5(c) and Section 7.13 (in each case, solely to the extent that such provision relates to the Debt Financing Sources Related Parties), and including, in each case, the definitions of defined terms used therein, that is, in each case, adverse to the interests of the Debt Financing Sources Related Parties, will not be effective against the Debt Financing Sources Related Parties without the prior written consent of the Debt Financing Sources (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.2 Waiver.

(a) Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver. Any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(b) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy. No single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

Section 7.3 No Survival of Representations and Warranties. None of the representations, warranties, covenants and agreements contained in this Agreement, or contained in any certificate, schedule or document delivered pursuant to this Agreement or in connection with any of the transactions contemplated by this Agreement, shall survive the First Effective Time, except that this Section 7.3 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the First Effective Time.

Section 7.4 Entire Agreement; Non-Reliance; Third-Party Beneficiaries.

(a) This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule, and the Non-Disclosure Agreement, constitute the entire agreement and supersede all prior and contemporaneous agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

(b) Without limiting the generality of Section 7.4(a), except for the representations and warranties expressly contained in ARTICLE II: (i) Parent and each Acquisition Sub acknowledge and agree that the Company has not made and is not making any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement, that none of Parent, either Acquisition Sub or any Parent

Subsidiary or any of their respective Representatives is relying on, and none of the foregoing has relied on, in connection with each of Parent and each Acquisition Sub’s entry into this Agreement and agreement to consummate the transactions contemplated hereby or otherwise, any representations or warranties, express or implied, whatsoever regarding the Company, any of its Affiliates, any of their respective Representatives, any other subject matter of this Agreement or any other matter, express or implied, except for the representations and warranties expressly set forth in ARTICLE II, and that no Representative of the Company or any other Person has made or is making any representations or warranties, express or implied, whatsoever regarding the Company, any of its Affiliates, any of their respective Representatives, any other subject matter of this Agreement or any other matter; and (ii) without limiting the foregoing, Parent and each Acquisition Sub acknowledge and agree that (x) the Company has not made and is not making any representations or warranties whatsoever regarding, (y) neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Acquisition Subs or their respective Representatives or Affiliates or any other Person resulting from Parent’s, each Acquisition Sub’s or their Representatives’ or Affiliates’ use of, and (z) none of Parent, the Parent Subsidiaries or any of their respective Representatives has relied on, (A) any forecasts, projections, estimates or budgets discussed with, delivered to or made available to Parent or either Acquisition Sub or to any of their Representatives, or otherwise (including in certain “data rooms,” “virtual rooms,” management presentations or in any form in expectation of, or in connection with, the transactions contemplated hereby) regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or any Subsidiary of the Company or the future business and operations of the Company or any Subsidiary of the Company or (B) oral or written information made available to Parent or Parent’s Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(c) Without limiting the generality of Section 7.4(a), except for the representations and warranties expressly contained in ARTICLE III: (i) the Company acknowledges and agrees that Parent has not made and is not making any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement, that none of the Company, the Company Subsidiaries or any of their respective Representatives is relying on, and none of the foregoing has relied on, in connection with the Company’s entry into this Agreement and agreement to consummate the transactions contemplated hereby or otherwise, any representations or warranties, express or implied, whatsoever regarding Parent, any of its Affiliates, any of their respective Representatives, any other subject matter of this Agreement or any other matter, express or implied, except for the representations and warranties expressly set forth in ARTICLE III, and that no Representative of Parent or any other Person has made or is making any representations or warranties, express or implied, whatsoever regarding Parent, any of its Affiliates, any of their respective Representatives, any other subject matter of this Agreement or any other matter; and (ii) without limiting the foregoing, the Company acknowledges and agrees that (x) Parent has not made and is not making any representations or warranties whatsoever regarding, (y) none of Parent, either Acquisition Sub nor any other Person will have or be subject to any liability or other obligation to the Company or their Representatives or

Affiliates or any other Person resulting from the Company’s or their Representatives’ or Affiliates’ use of and (z) none of the Company, the Company Subsidiaries or any of their respective Representatives has relied on, (A) any forecasts, projections, estimates or budgets discussed with, delivered to or made available to the Company or to any of its Representatives, or otherwise (including in certain “data rooms,” “virtual rooms,” management presentations or in any form in expectation of, or in connection with, the transactions contemplated hereby) regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent or any Subsidiary of Parent or the future business and operations of Parent or any Subsidiary of Parent or (B) any oral or written information made available to the Company or the Company’s Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(d) Parent, the Company and each Acquisition Sub agree that their respective representations and warranties set forth in this Agreement are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than Parent, the Company, and each Acquisition Sub and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement, except as set forth in Section 7.7; provided that Section 4.14(a), Section 6.3(e), Section 6.3(f), the second proviso to the first sentence of Section 7.1, this Section 7.4(d), Section 7.5(b), Section 7.5(c) and Section 7.13 shall (solely to the extent that any such provision relates to the Debt Financing Sources Related Parties) be for the benefit of, and enforceable by, the Debt Financing Sources Related Parties. The representations and warranties in this Agreement are the product of negotiations among the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with this Agreement without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(e) Notwithstanding the foregoing, nothing in this Section 7.4 shall restrain, limit, restrict or prohibit any claim based on fraud.

Section 7.5 Applicable Law; Jurisdiction.

(a) This Agreement is made under, and shall be construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. Each of the parties hereto: (i) consents to and submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, a federal court sitting in Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement; (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court; (iii) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (iv) shall not bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto.

(b) EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE DEBT FINANCING OR THE DEBT COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES THEREUNDER OR RELATED THERETO). Each of the parties hereto acknowledges that it and the other parties have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 7.5.

(c) Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and irrevocably agrees, all disputes against the Debt Financing Sources Related Party in any way relating to this Agreement or any of the transactions contemplated hereby, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the Transactions, whether in contract, tort or otherwise, will be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed entirely within the State, without regard to conflict of law principles that would result in the application of any Law other than the Law of the State of New York. Each of the parties agrees that it will not bring or support any suit, action or Legal Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources Related Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), and makes the agreements, waivers and consents set forth in Section 7.5(a) mutatis mutandis but with respect to the courts specified in this Section 7.5(c).

Section 7.6 Payment of Expenses. Whether or not the Mergers are consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby provided, however, that Parent shall pay all filing fees and printing and mailing costs for the Joint Proxy Statement/Prospectus.

Section 7.7 Assignability; Parties in Interest. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assignable by any party, in whole or in part, by operation of law or otherwise, without the express prior written consent of the other parties hereto. Except for the provisions of Section I (which, from and after the First Effective Time, shall be for the benefit of Persons who are holders of shares of Company Common Stock immediately prior to the First Effective Time and holders of Company Options) and Section 4.13 (which, from and after the First Effective Time shall be for the benefit of the Indemnified Parties and the other Persons identified therein), nothing in this Agreement (including Section 4.11), express or implied, is intended to or shall confer upon any Person, other than the parties hereto, any right, benefit or remedy of any nature.

Section 7.8 Notices. All notices and other communications hereunder shall be in writing in one of the following formats and shall be deemed given (a) upon actual delivery if personally delivered to the party to be notified if received prior to 6:00 p.m. in the place of receipt on a Business Day, otherwise such notice or communication shall be deemed not to have been received until the next succeeding Business Day; (b) when sent if sent by email to the party to be notified if received prior to 6:00 p.m. in the place of receipt on a Business Day, otherwise such notice or communication shall be deemed not to have been received until the next succeeding Business Day; provided, however, that notice given by email shall not be effective unless (i) such notice specifically states that it is being delivered pursuant to this Section 7.8 and (ii) either (A) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 7.8 or (B) the receiving party delivers a written confirmation of receipt for such notice either by email (excluding “out of office” or similar automated replies) or any other method described in this Section 7.8; or (c) when delivered if sent by a courier (with confirmation of delivery) if received prior to 5 p.m. in the place of receipt on a Business Day, otherwise such notice or communication shall be deemed not to have been received until the next succeeding Business Day; in each case to the Party to be notified at the following address:

if to Parent or Acquisition Subs:

Bioventus Inc.

4721 Emperor Boulevard, Suite 100

Durham, North Carolina 27703

Attn: Kenneth Reali, Chief Executive Officer

E-mail: kenneth.reali@bioventusglobal.com

with a copy (which shall not constitute notice) to:

Bioventus Inc.

4721 Emperor Boulevard, Suite 100

Durham, North Carolina 27703

Attention: Anthony D’Adamio

Email:    tony.dadamio@bioventus.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Charles Ruck; Mark Bekheit

Email:     charles.ruck@lw.com;

      mark.bekheit@lw.com

if to the Company:

Misonix, Inc.

1938 New Highway

Farmingdale, New York

Attention: Chief Financial Officer

Email:     jdwyer@misonix.com

with a copy (which shall not constitute notice) to:

Jones Day

250 Vesey Street

New York, NY 10281-1047

Attention: Jonn R. Beeson; Randi Lesnick

Email:     jbeeson@jonesday.com; rclesnick@jonesday.com

Section 7.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

Section 7.10 Counterparts. This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or other electronic delivery shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 7.11 Specific Performance. Each of the parties hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, in addition to any other remedy that a party hereto may have under law or in equity, in the event of any breach or threatened breach by Parent, either Acquisition Sub or the Company of any covenant or obligation of such party contained in this Agreement, the other parties shall be entitled to obtain: (i) an Order of specific performance to enforce the observance and performance of such covenant; and (ii) an injunction restraining such breach or threatened breach. In the event that any action is brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each party hereto further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.11, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In no event will the Company, any of the Company’s Subsidiaries or any of their respective Representatives be entitled to specific performance or any other enforcement of Parent’s or any Acquisition Sub’s obligations under this Agreement to cause the Debt Financing to be funded (or to themselves directly cause the Debt Financing to be funded under the Debt Commitment Letter or otherwise).

Section 7.12 Disclosure Schedules.

(a) The Company Disclosure Schedule has been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of ARTICLE II and, as applicable, ARTICLE IV. Any information set forth in any subsection of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each of the other subsections of the Company Disclosure Schedule as though fully set forth in such other subsections (whether or not specific cross-references are made) to the extent it is reasonably apparent on its face that such disclosure also qualifies or applies to such other subsections. No reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed, in and of itself, as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule. The information set forth in the Company Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information set forth therein shall be deemed, in and of itself, to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Legal Requirement or breach of any Contract.

(b) The Parent Disclosure Schedule has been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of ARTICLE III and, as applicable, ARTICLE IV. Any information set forth in any subsection of the Parent Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each of the other subsections of the Parent Disclosure Schedule as though fully set forth in such other subsections (whether or not specific cross-references are made) to the extent it is reasonably apparent on its face that such disclosure also qualifies or applies to such other subsections. No reference to or disclosure of any item or other matter in the Parent Disclosure Schedule shall be construed, in and of itself, as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Parent Disclosure Schedule. The information set forth in the Parent Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information set forth therein shall be deemed, in and of itself, to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Legal Requirement or breach of any Contract.

Section 7.13 Non-Recourse. In no event will the Company, any of the Company’s Subsidiaries or any of their respective Representatives (i) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any of the Debt Financing Sources Related Parties or (ii) seek to enforce the commitments contained in the Debt Commitment Letter against, make any claims for breach of the commitments contained in the Debt Commitment Letter against, or seek to recover monetary damages from, or otherwise sue, the Debt Financing Sources Related Parties for any reason, including in connection with the Debt Financing or the obligations of the Debt Financing Sources Related Parties thereunder. The Company, on behalf of itself and the Company Subsidiaries and its and their respective Representatives, hereby waives any and all claims and causes of action (whether in contract or in tort, in law or in equity) against the Debt Financing Sources Related Parties that may be based upon, arise out of or relate to this Agreement, the Debt Commitment Letter or the Debt Financing. Nothing in this Section 7.13 will in any way limit or qualify the obligations and liabilities of the parties hereto to each other or in connection with, or otherwise restrict the Parent or any of its Affiliates from enforcing its rights under, the Debt Commitment Letter.

Section 7.14 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. If a term is defined as one part of speech, it shall have a corresponding meaning when used as another part of speech.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation,” and the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear.

(d) For purposes of this Agreement, any reference to a Legal Requirement shall include any rules and regulations promulgated thereunder, and any reference to a Legal Requirement in this Agreement shall only be a reference to such Legal Requirement as of the date of this Agreement.

(e) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement.

(f) All references in this Agreement to “$” are intended to refer to United States dollars.

(g) The table of contents and headings to this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. The Exhibits, Schedules and Annexes attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

[Remainder of page intentionally left blank]

Parent, Acquisition Sub I and Acquisition Sub II have caused this Agreement to be executed as of the date first written above.

BIOVENTUS INC.
a Delaware corporation

By:	/s/ Ken Reali
Name:	Ken Reali
Title:	Chief Executive Officer

OYSTER MERGER SUB, INC.
a Delaware corporation

By:	/s/ Anthony D’Adamio
Name:	Anthony D’Adamio
Title:	President and Secretary

OYSTER MERGER SUB LLC
a Delaware limited liability company

By:	/s/ Anthony D’Adamio
Name:	Anthony D’Adamio
Title:	Authorized Person

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

The Company has caused this Agreement to be executed as of the date first written above.

MISONIX, INC.
a Delaware corporation

By:	/s/ Joseph P. Dwyer
Name:	Joseph P. Dwyer
Title:	Chief Financial Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Acquisition Subs” shall have the meaning set forth in the Preamble.

A Person shall be deemed to be an “Affiliate” of another Person if such Person directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such other Person.

“Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, together with this Exhibit A and each of the other Schedules and Exhibits hereto, as such Agreement and Plan of Merger (including this Exhibit A and the other Schedules and Exhibits hereto) may be amended from time to time.

“Anti-Corruption Laws” shall have the meaning set forth in Section 2.14(a).

“Antitrust Laws” shall have the meaning set forth in Section 4.7(a).

“Assumed Company Option” shall have the meaning set forth in Section 1.9(a).

“Average Company Stock Price” shall mean the average of the daily volume weighted average trading prices per share of Company Common Stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the five consecutive Company Trading Days ending on (and including) the Company Trading Day that is three Company Trading Days prior to the date of the First Effective Time.

“Average Parent Stock Price” shall mean the average of the daily volume weighted average trading prices per share of Parent Class A Common Stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the five consecutive Trading Days ending on (and including) the Trading Day that is three Trading Days prior to the date of the First Effective Time.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which the SEC or banking institutions in the City of New York are authorized or required by Legal Requirements to be closed.

“BV Opco” shall have the meaning set forth in Section 6.1(e).

“CapEx Budget” shall have the meaning set forth in Section 4.1(a)(xiii).

“Cash Election Consideration” shall have the meaning set forth in Section 1.5(a)(ii)(A).

“Cash Election Shares” shall have the meaning set forth in Section 1.5(a)(ii)(A).

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the Preamble.

“Company 401(k) Plan” shall have the meaning set forth in Section 4.11(c).

“Company Acquisition Proposal” shall mean any offer, indication of interest or proposal (other than an offer or proposal made or submitted by or on behalf of Parent or any of its Affiliates) contemplating or otherwise relating to any Company Acquisition Transaction.

“Company Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Mergers) involving:

(a) any merger, consolidation, amalgamation, business combination, joint venture, reorganization or other similar transaction involving the Company;

(b) any transaction (i) in which any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 20% or more of the outstanding voting power of the Company; or (ii) in which the Company or any of the Company Subsidiaries issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 20% or more of the outstanding voting power of the Company (after giving effect to such transaction);

(c) any sale, exchange, transfer, acquisition or disposition of 20% or more of the consolidated assets (including equity securities of the Company Subsidiaries) of the Company and the Company Subsidiaries, taken as a whole, or of any business or businesses (or the assets of any business or businesses, including equity securities of any Company Subsidiary) that constitute or account for 20% or more of the consolidated net revenues or net income of the Company and the Company Subsidiaries, taken as a whole;

(d) any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquiring beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for such securities) representing 20% or more of the outstanding voting power of the Company; or

(e) any combination of the foregoing types of transaction if the sum of the percentage of the voting power of the Company or of the consolidated net revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, involved is 20% or more.

“Company Board” shall mean the board of directors of the Company.

“Company Board Recommendation” shall have the meaning set forth in Section 2.4.

“Company Book-Entry Shares” shall have the meaning set forth in Section 1.10(b).

“Company Capitalization Date” shall have the meaning set forth in Section 2.3(c).

“Company Change in Recommendation” shall have the meaning set forth in Section 4.5(b).

“Company Common Stock” shall mean the common stock, par value $0.01 per share, of the Company.

“Company Commonly Controlled Entity” shall mean any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the entity, trade or business that is a member of the same “controlled group” as the Company, pursuant to Section 4001(a)(14).

“Company Credit Facilities” means, collectively, (x) that certain Loan and Security Agreement, dated as of December 26, 2019 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among Silicon Valley Bank, the Company and certain of affiliates of the Company and (y) that certain Amended and Restated Credit Agreement, dated as of September 27, 2019 (as amended, restated, supplemented or otherwise modified from time to time), by and among SWK Holdings Corporation, the Company and certain affiliates of the Company.

“Company Disclosure Schedule” shall have the meaning set forth in the introductory paragraph of Section II.

“Company Equity Agreements” shall mean the Company Equity Plans (together with all grant agreements evidencing the Company Options).

“Company Equity Plans” shall mean the Company’s 2005 Employee Equity Incentive Plan, 2009 Employee Equity Incentive Plan, 2009 Non-Employee Director Stock Option Plan, 2012 Employee Equity Incentive Plan, 2012 Non-Employee Director Stock Option Plan, 2014 Employee Equity Incentive Plan, and 2017 Equity Incentive Plan, each as amended.

“Company ESPP” shall mean the Company’s Employee Stock Purchase Plan.

“Company Fairness Opinion” shall have the meaning set forth in Section 2.24.

“Company Financial Advisor” shall have the meaning set forth in Section 2.24.

“Company Intervening Event” shall have the meaning set forth in Section 4.5(d).

“Company IP” shall mean all Intellectual Property owned by the Company or any Company Subsidiary.

“Company IP Licenses” shall have the meaning set forth in Section 2.9(h).

“Company Material Adverse Effect” shall mean any state of facts, circumstance, condition, event, change, development, occurrence, result, effect, action or omission (each, an “Effect”) that, individually or in the aggregate with any one or more other Effects, (i) results in a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole or (ii) prevents, materially impairs, materially impedes or materially delays the consummation of the Mergers and the other transactions contemplated hereby on a timely basis and in any event on or before the End Date; provided, however, that with respect to clause (i) only, no Effect to the extent resulting or arising from any of the following, shall, to such extent, be deemed to constitute, or be taken into account in determining the occurrence of, a Company Material Adverse Effect: (A) general economic, political, business, financial or market conditions affecting the industry in which the Company and the Company Subsidiaries operate; (B) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism (including cyber-terrorism); (C) any pandemic (including the continuation or worsening of the COVID-19 pandemic), epidemic, plague, or other outbreak of illness or public health event, hurricane, flood, tornado, earthquake or other natural disaster or act of God or changes resulting from weather conditions; (D) any failure by the Company or any of the Company Subsidiaries to meet any internal or external projections or forecasts or any decline in the price of Company Common Stock (but excluding, in each case, the underlying causes of such failure or decline, as applicable, which may themselves constitute or be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect); (E) the public announcement or pendency of the Mergers and the other transactions contemplated hereby, including, in any such case, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, business partners or employees (provided that this clause (E) shall not apply to (x) any representation or warranty in Section 2.6 to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Mergers or (y) any action or omission by the Company, any Company Subsidiary or their respective Representatives in order to comply with the Company’s obligations under Section 4.1(a)); (F) changes in applicable Legal Requirements (including COVID-19 Measures) or the interpretation thereof; (G) changes in GAAP or any other applicable accounting standards or the interpretation thereof; (H) any action expressly required to be taken by the Company pursuant to the terms of this Agreement or at the express written direction or consent of Parent or the Acquisition Subs; (I) any claims, suits, actions or Legal Proceedings arising from allegations of breach of fiduciary duty or violation of Law or otherwise relating to this Agreement or the transactions contemplated by this Agreement; or (J) any breach, violation or non-performance of any provision of this Agreement by Parent or any of its Affiliates; provided, further, that any Effect relating to or arising out of or resulting from any change or event referred to in clause (A), (B), (C), (F) or (G) above may constitute, and be taken into account in determining the occurrence of, a Company Material Adverse Effect if and only to the extent that such change or event has a disproportionate impact on the Company and the Company Subsidiaries as compared to other participants that operate in the industry in which the Company and the Company Subsidiaries operate.

“Company Options” shall mean options to purchase shares of Company Common Stock from the Company.

“Company Permits” shall have the meaning set forth in Section 2.12(b).

“Company Permitted Encumbrances” shall mean: (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable or which are being contested in good faith by appropriate proceedings; (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, construction and other similar Liens arising or incurred in the ordinary course of business or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings; (c) encumbrances or imperfections of title relating to liabilities for which appropriate reserves have been established and are reflected in the Most Recent Company Balance Sheet or imposed or promulgated by applicable Legal Requirements, including zoning, entitlement, building codes, or other Legal Requirements with respect to land use; (d) Liens, pledges or encumbrances arising from or otherwise relating to transfer restrictions under the securities laws of any jurisdiction; (e) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (f) Liens, encumbrances or imperfections of title which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the use of the subject property as used by the Company and the Company Subsidiaries and (g) Liens arising under any Company indentures or the Company’s existing credit facility (or any replacement or refinancing thereof in accordance with this Agreement).

“Company Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other employment, bonus, deferred compensation, equity-based, pension, severance, change in control, employee loan, fringe benefit, or other employee benefit plan, policy, agreement, program or arrangement, which the Company or any Company Subsidiary maintains for the benefit of its current or former employees.

“Company Preferred Stock” shall have the meaning set forth in Section 2.3(a).

“Company Products” shall mean any and all products and services that are or have been since January 1, 2019 marketed, offered, sold, licensed, provided, manufactured, packaged, distributed or supported by the Company or any Company Subsidiary.

“Company Registered IP” shall have the meaning set forth in Section 2.9(a).

“Company Representation Letter” shall have the meaning set forth in Section 4.12(c).

“Company Restricted Stock” shall mean shares of Company Common Stock subject to vesting conditions based on continuing service, based on performance, or based on both continuing service and performance.

“Company SEC Documents” shall have the meaning set forth in Section 2.7(a).

“Company Stock Certificates” shall have the meaning set forth in Section 1.10(b).

“Company Stockholder Meeting” shall have the meaning set forth in Section 4.5(a).

“Company Subsidiary” shall mean any direct or indirect -Subsidiary of the Company.

“Company Superior Proposal” shall mean any bona fide, unsolicited written Company Acquisition Proposal made after the date of this Agreement that: (a) if consummated, would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons (other than Parent) directly or indirectly becoming the beneficial owner of (i) any business or businesses that constitute or account for 50% or more of the net revenues, net income or assets of the Company, or (ii) 50% or more of the outstanding total voting power of the equity securities of the Company; and (b) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, is reasonably capable of being consummated on the terms proposed and which, taking into account such factors as the Company Board reasonably considers in good faith to be appropriate and relevant, including the financial, legal, timing, likelihood of consummation, confidentiality, regulatory, financing and other aspects of such Company Acquisition Proposal, would be more favorable to the holders of shares of Company Common Stock from a financial point of view than the transactions contemplated by this Agreement (after giving effect to any revisions to the terms of the Agreement that if accepted by the Company would be legally binding on Parent in response to such Company Acquisition Proposal pursuant to Section 4.5).

“Company Superior Proposal Notice” shall have the meaning set forth in Section 4.5(c).

“Company Trading Day” shall mean a day on which shares of Company Common Stock are traded on Nasdaq.

“Continuing Employee” shall have the meaning set forth in Section 4.11(a).

“Contract” shall mean any contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense, guaranty, security agreement, franchise or other legally binding instrument, commitment or obligation, whether oral or in writing, excluding any permits, in each case, that is legally binding.

“COVID-19” means SARS-CoV-2, COVID-19, any evolutions or mutations of the virus and illness, and any related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, isolation, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Legal Requirement, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Entity or industry group in connection with or in response to COVID-19, including, the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

“D&O Policy” shall have the meaning set forth in Section 4.13(b).

“Data Protection Laws” means all Legal Requirements (including any applicable Legal Requirements of jurisdictions where personal information is collected) governing the privacy or security of personal information, including, to the extent applicable: HIPAA, the Federal Trade Commission Act, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Computer Fraud and Abuse Act, state social security number protection applicable laws, state data security laws, state data breach notification applicable laws, state consumer protection laws, any applicable Legal Requirements concerning requirements for website and internet-connected device privacy policies and practices, data or web scraping, call or electronic monitoring or recording of any outbound communications, the Data Protection Act 2018, the Data Protection Act 1998 and all other applicable national Laws and secondary legislation implementing European Directive 95/46/EC, the General Data Protection Regulation (EU) 2016/679 (“GDPR”) and all applicable national Legal Requirements implementing or supplementing the GDPR and all related national Laws and secondary legislation, the Privacy and Electronic Communications (EC Directive) Regulations 2003 (SI 2003/2426), all other applicable Laws and secondary legislation implementing European Directive 2002/58/EC, and any other laws applicable to the collection, storage or processing of personal information.

“Debt Commitment Letter” shall have the meaning set forth in Section 3.15(a).

“Debt Financing” shall have the meaning set forth in Section 3.15(a).

“D&O Policy” shall have the meaning set forth in Section 4.13(b).

“Debt Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise have entered into agreements pursuant to the Debt Commitment Letter or in connection with all or any part of the Debt Financing described therein, or replacement debt financings, in connection with the transactions contemplated hereby, including the parties to any commitment letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, and their respective successors and assigns.

“Debt Financing Sources Related Party” means the Debt Financing Sources together with their respective Affiliates, and the respective directors, officers, employees, agents, advisors, other Representatives and successors of each of the foregoing and their respective Affiliates.

“Delaware Secretary of State” shall have the meaning set forth in Section 1.2.

“DGCL” shall have the meaning set forth in the Recitals.

“DTC” shall mean The Depository Trust Company.

“Elected Cash Consideration” shall have the meaning set forth in Section 1.7(a).

“Election Deadline” shall have the meaning set forth in Section 1.15(b).

“Election Form” shall have the meaning set forth in Section 1.15(a).

“Election Period” shall have the meaning set forth in Section 1.15(b).

“End Date” shall have the meaning set forth in Section 6.1(b).

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity (including any Governmental Entity).

“Environmental Law” shall mean any Legal Requirement relating to pollution or protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), including any such Legal Requirement regulating emissions, discharges or releases of pollutants, contaminants, wastes, toxic substances, exposure to or release of, or the management of any hazardous materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 1.12(a).

“Exchange Fund” shall have the meaning set forth in Section 1.12(a).

“Excluded Shares” shall have the meaning set forth in Section 1.5(a)(i).

“Export Approvals” shall have the meaning set forth in Section 2.12(c).

“Export Control Laws” shall mean (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 2778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, Title 19 of the U.S. Code, the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4852), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“FDA” means the United States Food and Drug Administration, or any successor thereto.

“Financing Conditions” shall have the meaning set forth in Section 3.13(b).

“First Certificate of Merger” shall have the meaning set forth in Section 1.2.

“First Effective Time” shall have the meaning set forth in Section 1.2.

“Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Share Issuance, as such registration statement may be amended prior to the time it is declared effective by the SEC.

“GAAP” shall mean United States generally accepted accounting principles.

“General Enforceability Exception” shall have the meaning set forth in Section 2.4.

“Generally Available Software” means generally, commercially available off-the-shelf software and (i) is used in the general operation of the business but is not material to the Company or any of the Company Subsidiaries, and (ii) has not been modified or customized for the Company or any of the Company Subsidiaries.

“Government Contract” means any prime contract, subcontract, basic ordering agreement, letter contract, purchase order, delivery order, change order, arrangement or other commitment of any kind between the Company or any Company Subsidiary, on the one hand, and any Governmental Entity or prime contractor or subcontractor to a Governmental Entity, on the other hand.

“Government Official” means (a) any elected or appointed government official, officer, employee or Person acting in an official or public capacity on behalf of a Governmental Entity, (b) any official or employee of a quasi-public or non-governmental international organization, (c) any employee or other Person acting for or on behalf of any entity that is wholly or partially government owned or controlled by a Governmental Entity, (d) any Person exercising legislative, administrative, judicial, executive, or regulatory functions for or pertaining to a Governmental Entity (including any independent regulator), (e) any political party official, officer, employee, or other Person acting for or on behalf of a political party and (f) any candidate for public office.

“Government Programs” means any foreign, federal, or state healthcare program, including the U.S. federal health program as defined in 42 U.S.C. § 1320a-7b(f), including Title XVIII (“Medicare”) and Title XIX (“Medicaid”) of the Social Security Act, CHAMPUS, TRICARE and any other federal health care program, as defined in 42 U.S.C. § 1320a-7b(f), any health insurance program for the benefit of federal employees, including those under chapter 89 of title 5 or State health care program, as defined in 42 U.S.C. § 1320a-7(h), or successor programs to any of the above.

“Governmental Authorization” shall mean any franchise, grants, easement, variance, exception, consent, certificate, approval, clearance, permission, permit, license, registration, qualification or authorization granted by any Governmental Entity.

“Governmental Entity” shall mean any federal, state, local or foreign governmental authority, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or Notified Body.

“Harmful Code” shall have the meaning set forth in Section 2.9(h).

“HCT/Ps” shall have the meaning set forth in Section 2.6(b).

“Healthcare Regulatory Authority” shall have the meaning set forth in Section 2.6(b).

“Healthcare Regulatory Authorizations” means any Governmental Authorizations required by the Company or any of the Company Subsidiaries to conduct its respective business under applicable Healthcare Laws, including without limitation, any such Governmental Authorizations required for the testing, manufacturing, marketing, promotion, sale, distribution, packaging, storage, export or import, of any Company Product.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996 and all regulations promulgated thereunder, including the Privacy Standards (45 C.F.R. Parts 160 and 164), the Electronic Transactions Standards (45 C.F.R. Parts 160 and 162), and the Security Standards (45 C.F.R. Parts 160, 162 and 164), as amended by the HITECH Act, the final HIPAA/HITECH Omnibus Rules published by the U.S. Department of Health and Human Services on January 25, 2013, and as otherwise may be amended from time to time.

“HITECH Act” means the Health Information Technology for Economic and Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009, Pub. Law No. 111-5 and its implementing regulations, including 42 C.F.R. §§ 412, 413, 422 and 495, as amended by the HIPAA Omnibus Rule, issued on January 25, 2013, effective as of March 26, 2013.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In-Bound Licenses” shall have the meaning set forth in Section 2.9(h).

“Indemnified Parties” shall have the meaning set forth in Section 4.13(a).

“Initial Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Intellectual Property” shall mean any and all past, present and future common law or statutory rights anywhere in the world arising under or associated with: (i) patents, patent applications, statutory invention registrations, registered designs, industrial designs and design patents, and similar or equivalent rights in inventions and designs, and all intellectual property rights therein provided by international treaties and conventions, including all divisions, continuations, continuations-in-part, reissues, renewals, re-examinations, provisionals and extensions thereof (“Patents”); (ii) trademarks, service marks, trade dress, trade names, company names, logos and other designations of origin, together with any registrations, applications for registration, renewals, and extensions thereof, and the goodwill associated with any of the foregoing (“Marks”); (iii) URL and domain name registrations, uniform resource locators, and Internet Protocol addresses, social media handles and other names, identifiers and locators associated with Internet addresses, sites and services; (iv) copyrights and any other equivalent rights in works of authorship (including intellectual property rights in Software as a work of authorship), whether registered or unregistered, moral rights, and any other rights of authors, and any registrations and applications for registration thereof (“Copyrights”); (v) mask work rights (as defined in the Semiconductor Chip Protection Act, 17 U.S.C. § § 901-914) and any other intellectual property right in semiconductor topology or mask works, and any registration therefore (“Mask Work Rights”) (vi) trade secrets and industrial secret rights, proprietary know-how, and confidential and proprietary data and business or technical information, including any ideas, formulas, compositions, inventions (whether patentable or not and however documented), processes, techniques, specifications, business plans, proposals, designs, technical data, invention disclosures, customer data, financial information, pricing and cost information, bills of material or other similar information, in each case, excluding any of the foregoing that comprise or are protected by issued Patents or published Patent applications (“Trade Secrets”); (vii) all claims and causes of actions arising out of or related to any past, current or future infringement or misappropriation of any of the foregoing; and (viii) other similar or equivalent intellectual property rights anywhere in the world.

“Intended Tax Treatment” shall have the meaning set forth in Section 4.12(a).

“IRS” shall mean the United States Internal Revenue Service.

“Joint Proxy Statement/Prospectus” shall mean the joint proxy statement/prospectus to be sent to the Company’s stockholders in connection with the Company Stockholder Meeting and to Parent’s stockholders in connection with the Parent Stockholder Meeting.

“knowledge of the Company” or “the Company’s knowledge” shall mean the current actual knowledge, after inquiry of direct reports reasonably likely to have knowledge of the applicable subject matter, of the individuals listed in Part “Definitions” of the Company Disclosure Schedule.

“knowledge of Parent” shall mean the current actual knowledge, after inquiry of director reports reasonably likely to have knowledge of the applicable subject matter, of the individuals listed in Part “Definitions” of the Parent Disclosure Schedule.

“Legal Proceeding” shall mean any legal or administrative proceeding (including before the United States Patent and Trademark Office or the Patent Trial and Appeal Board), lawsuit, arbitration, mediation, court action, or other proceeding before any court or public or private body or tribunal or other Governmental Entity.

“Legal Requirement” shall mean any law (including common law), statute, ordinance, rule regulation, judgment, order, injunction, decision, decree, guidance, ruling, administrative or judicial doctrine, or requirement of any Governmental Entity, including but not limited to the Anti-Corruption Laws as defined herein.

“Letter of Transmittal” shall have the meaning set forth in Section 1.12(b).

“Lien” shall mean, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or limitation on transfer in respect of such property or asset, but excluding, with respect to Intellectual Property, licenses. A Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

Any statement in the Agreement to the effect that any information, document or other material has been “made available” by the Company shall mean that such information, document or material was: (a) uploaded to the virtual data room maintained by the Company in connection with the transactions contemplated by the Agreement, (b) publicly filed with the SEC or (c) otherwise delivered to Parent or its Representatives (with receipt thereof confirmed by Parent or its Representatives). Any statement in the Agreement to the effect that any information, document or other material has been “made available” by Parent shall mean that such information, document or material was: (i) uploaded to the virtual data room maintained by Parent in connection with the transactions contemplated by the Agreement (ii) publicly filed with the SEC or (iii) otherwise delivered to the Company or its Representatives (with receipt thereof confirmed by the Company or its Representatives).

“Mailing Date” shall have the meaning set forth in Section 1.15(a).

“Material Contract” shall have the meaning set forth in Section 2.11.

“Maximum Annual Premium” shall have the meaning set forth in Section 4.13(b).

“Maximum Cash Amount” shall mean an amount equal to the product of $10.50 multiplied by the aggregate number of shares of Company Common Stock issued and outstanding as of 5:00 p.m., New York Time on the Election Deadline.

“Medical Devices Directive” shall mean Directive 93/42/EEC.

“Medical Devices Regulation” shall mean Regulation (EU) 2017/45.

“Mergers” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 1.5(a)(ii).

“Most Recent Company 10-K” shall mean the Company’s Annual Report on Form 10-K for the year ended June 30, 2020 (filed with the SEC on September 3, 2020).

“Most Recent Company Balance Sheet” shall mean the balance sheet of the Company as of March 31, 2021.

“Most Recent Parent Balance Sheet” shall mean the balance sheet of Parent as of April 3, 2021.

“Nasdaq” shall have the meaning set forth in Section 2.7(e).

“No Election Shares” shall have the meaning set forth in Section 1.5(a)(ii)(C).

“No Election Value” shall have the meaning set forth in Section 1.7(b)(ii).

“Non-Budgeted Capital Expenditure” shall have the meaning set forth in Section 4.1(a)(xiii).

“Non-Disclosure Agreement” shall mean that certain non-disclosure agreement, dated as of June 2, 2021, by and between the Company and Parent.

“Non-DTC Book-Entry Share” shall have the meaning set forth in Section 1.12(c).

“Notified Body” means an independent conformity assessment body designated in accordance with the Medical Devices Regulation or the Medical Devices Directive.

“OFAC” shall mean the U.S. Department of Treasury, Office of Foreign Assets Control.

“Option Exchange Ratio” means the quotient (rounded to the 4th decimal place) obtained by dividing (i) the Average Company Stock Price by (ii) the Average Parent Stock Price (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Order” shall mean any order, decision, judgment, writ, injunction, stipulation, award, or decree, issued by any Governmental Entity.

“Organizational Documents” shall mean, with respect to any Entity: (a) if such Entity is a corporation, such Entity’s certificate or articles of incorporation, by-laws and similar organizational documents, as amended; (b) if such Entity is a limited liability company, such Entity’s certificate or articles of formation and operating agreement, as amended; and (c) if such Entity is a limited partnership, such Entity’s certificate or articles of formation and limited partnership agreement, as amended.

“Out-Bound Licenses” shall have the meaning set forth in Section 2.9(h).

“Parent” shall have the meaning set forth in the Preamble.

“Parent Acquisition Proposal” shall mean any offer, indication of interest or proposal (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates) contemplating or otherwise relating to any Parent Acquisition Transaction.

“Parent Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Mergers) involving:

(a) any merger, consolidation, amalgamation, business combination, joint venture, reorganization or other similar transaction involving Parent;

(b) any transaction (i) in which any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 20% or more of the outstanding voting power of Parent; or (ii) in which Parent or any Parent Subsidiaries issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 20% or more of the outstanding voting power of Parent (after giving effect to such transaction);

(c) any sale, exchange, transfer, acquisition or disposition of 20% or more of the consolidated assets (including equity securities of the Parent Subsidiaries) of Parent and the Parent Subsidiaries, taken as a whole, or of any business or businesses (or the assets of any business or businesses, including equity securities of any Subsidiaries of Parent) that constitute or account for 20% or more of the consolidated net revenues or net income of Parent and the Parent Subsidiaries, taken as a whole;

(d) any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquiring beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for such securities) representing 20% or more of the outstanding voting power of Parent; or

(e) any combination of the foregoing types of transaction if the sum of the percentage of the voting power of Parent or of the consolidated net revenues, net income or assets of Parent and the Parent Subsidiaries, taken as a whole, involved is 20% or more.

“Parent Board” shall mean the board of directors of Parent.

“Parent Board Recommendation” shall have the meaning set forth in Section 3.4(a).

“Parent Capitalization Date” shall have the meaning set forth in Section 3.3(a).

“Parent Change in Recommendation” shall have the meaning set forth in Section 4.6(b).

“Parent Class A Common Stock” shall mean the Class A common stock, par value $0.01 per share, of Parent.

“Parent Class B Common Stock” shall have the meaning set forth in Section 3.3(a).

“Parent Common Stock” shall have the meaning set forth in Section 3.3(a).

“Parent Commonly Controlled Entity” shall mean any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the entity, trade or business that is a member of the same “controlled group” as Parent, pursuant to Section 4001(a)(14).

“Parent Disclosure Schedule” shall have the meaning set forth in the introductory paragraph of Section III.

“Parent Equity Agreements” shall mean the agreements pursuant to which outstanding awards are granted under the Parent Equity Plan.

“Parent Equity Plan” shall mean the 2004 Equity Incentive Plan of Parent, as amended and restated from time to time.

“Parent ESPP” shall mean Parent’s 2021 Employee Stock Purchase Plan.

“Parent Fairness Opinion” shall have the meaning set forth in Section 3.17.

“Parent Financial Advisor” shall have the meaning set forth in Section 3.20.

“Parent Intervening Event” shall have the meaning set forth in Section 4.6(d).

“Parent IP” shall have the meaning set forth in Section 3.18(a).

“Parent Material Adverse Effect” shall mean any Effect that, individually or in the aggregate with any one or more other Effects, (i) results in a material adverse effect on the business, condition (financial or otherwise) or results of operations of Parent and the Parent Subsidiaries, taken as a whole or (ii) prevents, materially impairs, materially impedes or materially delays the consummation of the Mergers and the other transactions contemplated hereby on a timely basis and in any event on or before the End Date; provided, however, that with respect to clause (i) only, no Effect to the extent resulting or arising from any of the following, shall, to such extent, be deemed to constitute, or be taken into account in determining the occurrence of, a Parent Material Adverse Effect: (A) general economic, political, business, financial or market conditions affecting the industry in which Parent and the Parent Subsidiaries operate; (B) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism (including cyber-terrorism); (C) any pandemic (including the continuation or worsening of the COVID-19 pandemic), epidemic, plague, or other outbreak of illness or public health event, hurricane, flood, tornado, earthquake or other natural disaster or act of God or changes resulting from weather conditions; (D) any failure by Parent or any of the Parent Subsidiaries to meet any internal or external projections or forecasts or any decline in the price of Parent Class A Common Stock (but excluding, in each case, the underlying causes of such failure or decline, as applicable, which may themselves constitute or be taken into account in determining whether there has been, or would be, a Parent Material Adverse Effect); (E) the public announcement or pendency of the Mergers and the other transactions contemplated hereby, including, in any such case, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, business partners or employees, (provided that this clause (E) shall not apply to (x) any representation or warranty in Section 3.6 to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Mergers or (y) any action or omission by Parent, any Parent Subsidiary or their respective Representatives in order to comply with Parent’s obligations under Section 4.1(b)); (F) changes in applicable Legal Requirements (including COVID-19 Measures) or the interpretation thereof; (G) changes in GAAP or any other applicable accounting standards or the interpretation thereof; or (H) any action expressly required to be taken by Parent pursuant to the terms of this Agreement or at the express written direction or consent of the Company; (I) any claims, suits, actions or Legal Proceedings arising from allegations of breach of fiduciary duty or violation of Law or otherwise relating to this Agreement or the transactions contemplated by this Agreement; or (J) any breach, violation or non-performance of any provision of this Agreement the Company or any of its Affiliates; provided, further, that any Effect relating to or arising out of or resulting from any change or event referred to in clause (A), (B), (C), (F) or (G) above may constitute, and be taken into account in determining the occurrence of, a Parent Material Adverse Effect if and only to the extent that such change or event has a disproportionate impact on Parent and the Parent Subsidiaries as compared to other participants that operate in the industry in which Parent and the Parent Subsidiaries operate.

“Parent Options” shall mean options to purchase shares of Parent Class A Common Stock from Parent.

“Parent Permits” shall have the meaning set forth in Section 3.9(a).

“Parent Permitted Encumbrances” shall mean: (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable or which are being contested in good faith by appropriate proceedings; (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, construction and other similar Liens arising or incurred in the ordinary course of business or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings; (c) Liens, encumbrances or imperfections of title relating to liabilities for which appropriate reserves have been established and are reflected in the Most Recent Parent Balance Sheet or imposed or promulgated by applicable Legal Requirements, including zoning, entitlement, building codes, or other Legal Requirements with respect to land use; (d) Liens, pledges or encumbrances arising from or otherwise relating to transfer restrictions under the securities laws of any jurisdiction; (e) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (f) Liens, encumbrances or imperfections of title which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the use of the subject property as used by Parent and the Parent Subsidiaries; and (g) Liens arising under any Parent indentures or existing credit facility of Parent.

“Parent Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other employment, bonus, deferred compensation, equity-based, pension, severance, change in control, employee loan, fringe benefit, or other employee benefit plan, policy, agreement, program or arrangement, which Parent or any Parent Subsidiary maintains for the benefit of its employees or former employees.

“Parent Products” shall mean any and all products and services that are or have been since January 1, 2019 tested, marketed, offered, sold, licensed, provided, manufactured, packaged, distributed or supported by the Parent or any Parent Subsidiary, including any and all products and services currently under development by the Parent or any Parent Subsidiary.

“Parent Registered IP” shall have the meaning set forth in Section 3.18(a).

“Parent Representation Letter” shall have the meaning set forth in Section 4.12(c).

“Parent RSUs” shall mean restricted stock units representing the right to vest in and be issued shares of Parent Class A Common Stock by Parent that are subject to vesting restrictions based on continuing service or based on performance.

“Parent SEC Documents” shall have the meaning set forth in Section 3.7(a).

“Parent Share Issuance” shall have the meaning set forth in Section 3.4(a).

“Parent Stockholder Meeting” shall have the meaning set forth in Section 4.6(a).

“Parent Subsidiary” shall mean any direct or indirect Subsidiary of Parent.

“Parent Superior Proposal” shall mean any bona fide, unsolicited written Parent Acquisition Proposal made after the date of this Agreement that: (a) if consummated, would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons (other than the Company) directly or indirectly becoming the beneficial owner of (i) any business or businesses that constitute or account for 50% or more of the net revenues, net income or assets of Parent, or (ii) 50% or more of the outstanding total voting power of the equity securities of the Parent; and (b) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and its financial advisor, is reasonably capable of being consummated on the terms proposed and which, taking into account such factors as the Parent Board reasonably considers in good faith to be appropriate and relevant, including the financial, legal, timing, likelihood of consummation, confidentiality, regulatory, financing and other aspects of such Parent Acquisition Proposal would be more favorable to the holders of shares of Parent Common Stock from a financial point of view than the transactions contemplated by this Agreement (after giving effect to any revisions to the terms of the Agreement that if accepted by the Company would be legally binding on the Company in response to such Parent Acquisition Proposal pursuant Section 4.6).

“Parent Superior Proposal Notice” shall have the meaning set forth in Section 4.6(c)(ii).

“Parent Top Customer” shall mean a top ten customer of the Parent and the Parent Subsidiaries, taken as a whole, based on revenues during the 12 months ended March 31, 2021.

“Parent Top Distributor” shall mean a top five distributor of the Parent and the Parent Subsidiaries, taken as a whole, based on revenues during the 12 months ended March 31, 2021.

“Parent Top Supplier” shall mean a top five supplier of inventory or manufacturing services to the Parent and the Parent Subsidiaries, taken as a whole, based on expenditures during the 12 months ended March 31, 2021.

“Payoff Letters” shall have the meaning set forth in Section 4.19.

“Person” shall mean any individual or Entity.

“Personal Data” means any information that relates to, identifies, could reasonably be used to identify, or is otherwise identifiable with an individual, including any information relating to an identified or identifiable natural Person (an identifiable natural Person is one who can be identified directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person, and any information that is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “Protected Health Information” or “personal information” under any applicable Data Protection Laws.

“Prohibited Person” shall mean any Person that is the target of Sanctions Laws, including (a) a Person that has been determined by a competent authority to be the subject of a prohibition on such conduct of any law, regulation, rule or executive order administered by OFAC; (b) the government, including any political subdivision, agency or instrumentality thereof, of any country against which the United States maintains comprehensive economic sanctions or embargoes (currently Iran, Syria, Cuba, North Korea, and the Crimea region of Ukraine); (c) any Person that acts on behalf of or is owned or controlled by a government of a country against which the United States maintains comprehensive economic sanctions or embargoes; (d) any Person organized or resident in a country or territory subject to comprehensive sanctions; (e) any Person that has been identified on the OFAC Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V), as amended from time to time, or 50% or more of which is owned, directly or indirectly, by any such Person or Persons, or, where relevant under applicable Sanctions Laws, controlled by any such Person or Persons or acting for or on behalf of such Person or Persons; or (f) any Person that has been designated on any similar list or Order published by a Governmental Entity in the United States.

“Protected Health Information” means individually identifiable health information transmitted or maintained by a covered entity or its business associates in any form or medium as defined at 45 C.F.R. § 160.103.

“Registered IP” shall mean all U.S., international or foreign (a) issued Patents and Patent applications, (b) registered Marks and applications to register Marks, (c) registered Copyrights and applications for Copyright registration, (d) registered Mask Work Rights and applications to register Mask Work Rights, (e) domain name registrations and (f) all other Intellectual Property, in each case of (a) through (f) that are registered with, issued by or applied for by or with any Governmental Entity (or, in the case of domain name registrations, other public or quasi-public legal authorities such as domain name registrars).

“Relevant Legal Restraint” shall have the meaning set forth in Section 5.1(e).

“Representation Letters” shall have the meaning set forth in Section 4.12(c).

“Representatives” shall mean, with respect to a Person, all of the officers, directors, employees, consultants, legal representatives, agents, advisors, auditors, investment bankers, Affiliates and other representatives of such Person.

“Required Company Stockholder Vote” shall have the meaning set forth in Section 2.5.

“Required Information” means the financial statements regarding the Company and the Company Subsidiaries that are necessary to satisfy the condition set forth in Paragraph 5 of Exhibit C (Conditions Annex) to the Debt Commitment Letter as in effect on the date hereof.

“Required Parent Stockholder Vote” shall have the meaning set forth in Section 3.5.

“Sanctions Laws” shall mean applicable economic or financial sanctions or trade embargoes imposed, administered, or enforced by relevant Governmental Entities, including those administered by OFAC or the U.S. Department of State, the European Union or its Member States, or Her Majesty’s Treasury of the United Kingdom.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Shortfall Amount” shall have the meaning set forth in Section 1.7(b).

“Software” shall mean any computer software, programs and databases in any applicable form, including object code, source code, firmware and embedded versions thereof tools, assemblers, applets, compilers, application programming interfaces, developers kits, utilities, graphical user interfaces, menus, images, icons, and forms, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations related thereto.

“Stock Election Consideration” shall have the meaning set forth in Section 1.5(a)(ii)(B).

“Stock Election Shares” shall have the meaning set forth in Section 1.5(a)(ii)(B).

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or comparable governing body; or (b) at least 50% of the outstanding voting equity interests issued by such Entity.

“Tax Opinion Counsel” means Jones Day (or other nationally recognized tax counsel reasonably acceptable to the Company).

“Tax Returns” shall mean any and all returns, reports, elections, claims for refund, estimated Tax filings, declarations, certificates or other documents filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules or attachments thereto, and any amendments thereof.

“Taxes” shall mean any and all U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including, without limitation, any income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and license, registration and documentation fees, severance, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, and including any interest, penalty, additions to tax and any additional amounts imposed with respect thereto, whether disputed or not.

“Termination Fee” shall mean an amount in cash equal to $20,661,000.

“Top Customer” shall mean a top ten customer of the Company and the Company Subsidiaries, taken as a whole, based on revenues during the 12 months ended March 31, 2021.

“Top Distributor” shall mean a top five distributor of the Company and the Company Subsidiaries, taken as a whole, based on revenues during the 12 months ended March 31, 2021.

“Top Supplier” shall mean a top five supplier of inventory or manufacturing services to the Company and the Company Subsidiaries, taken as a whole, based on expenditures during the 12 months ended March 31, 2021.

“Trading Day” shall mean a day on which shares of Parent Class A Common Stock are traded on Nasdaq.

“Treasury Regulations” shall mean the regulations prescribed under the Code (including any temporary regulations, amended or successor provisions with respect to such regulations).

“Willful Breach” means a breach that is the result of a willful or intentional act or failure to act where the breaching party knows, or would reasonably be expected to have known, that such act or failure to act is, or would reasonably be expected to result in, a breach.

Exhibit 10.1

Execution Version

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of July 29, 2021, by and between Misonix, Inc., a Delaware corporation (the “Company”), and the persons set forth on Schedule A attached hereto (each, a “Stockholder” and, collectively, the “Stockholders”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Company, Bioventus Inc., a Delaware corporation (“Parent”), Oyster Merger Sub I, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Acquisition Sub I”) and Oyster Merger Sub II, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Acquisition Sub II”).

RECITALS

WHEREAS, Parent, the Company, Acquisition Sub I and Acquisition Sub II are entering into the Merger Agreement concurrently with the execution and delivery of this Agreement, which Merger Agreement sets forth the terms and conditions on which Acquisition Sub I will be merged with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned Subsidiary of Parent, and the Company will thereafter be merged with and into Acquisition Sub II (the “Second Merger”, and together with the First Merger, the “Mergers”), with Acquisition Sub II surviving the Second Merger as a wholly owned Subsidiary of Parent.

WHEREAS, as of the date hereof, each Stockholder is the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the shares of Parent Class A Common Stock and Parent Class B Common Stock, as applicable, set forth opposite the name of such Stockholder on Schedule A attached hereto (the “Existing Shares”).

WHEREAS, the Company has required, as an inducement to the Company entering into the Merger Agreement, that the Stockholders enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

VOTING

1.1 Agreement to Vote. Each Stockholder, severally and not jointly, agrees that, from and after the date hereof and until the earlier to occur of (x) the receipt of the Required Parent Stockholder Vote and (y) the Termination Time (as defined in Section 4.1 below) (the “Voting Covenant Expiration Date”), at the Parent Stockholder Meeting or any other meeting of the stockholders of Parent, however called, or in connection with any written consent of the stockholders of Parent, in each case relating to any proposed action by the stockholders of Parent with respect to the matters set forth in Section 1.1(b) below (each, a “Voting Event”), such Stockholder shall:

(a) appear at each such Voting Event or otherwise cause the Existing Shares that are capable of being voted and any voting securities of Parent acquired by such Stockholder after the date hereof and prior to the record date of such Voting Event owned beneficially or of record by such Stockholder (together with the Existing Shares, the “Voting Shares”) to be counted as present thereat for purposes of calculating a quorum; and

(b) vote (or cause to be voted), in person or by proxy, the Voting Shares (i) in favor of the Parent Share Issuance; (ii) in favor of any proposal to adjourn a meeting of the stockholders of Parent to solicit additional proxies in favor of the Parent Share Issuance; (iii) against any Parent Acquisition Proposal or any other proposal in opposition to, or in competition with, the Merger, the Parent Share Issuance and the transactions contemplated by the Merger Agreement; and (iv) against any other action, agreement or transaction that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone or discourage the transactions contemplated by the Merger Agreement or this Agreement or the performance by Parent of its obligations under the Merger Agreement or by such Stockholder of its obligations under this Agreement or the satisfaction or fulfillment of Parent’s, the Company’s or the Acquisition Subs’ conditions to consummate the transactions contemplated by the Merger Agreement.

In case of a stock dividend or distribution of voting securities of Parent, or any change in the Parent Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Voting Shares” shall be deemed to refer to and include the Voting Shares as well as all such stock dividends and distributions of voting securities of the Company and any voting securities into which or for which any or all of the Voting Shares may be changed or exchanged.

1.2 Capacity as Stockholder. Each Stockholder signs this Agreement solely in such Stockholder’s capacity as a stockholder of Parent, and not in such Stockholder’s capacity as (a) a director, officer or employee of Parent or any of its Subsidiaries, (b) an equity holder of the Company or (c) a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of Parent in the exercise of his or her fiduciary duties as a director or officer of Parent or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of Parent or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary (including voting in favor of any Parent Change in Recommendation) and no such action or omission shall be deemed a breach of this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of the Stockholders. Each Stockholder, severally and not jointly, hereby represents and warrants to the Company as follows:

(a) Authorization; Validity of Agreement; Necessary Action. If such Stockholder is not an individual, such Stockholder is duly organized and validly existing in good standing (where such concept is recognized) under the Legal Requirements of the jurisdiction in which it is incorporated, organized or constituted and the consummation of the transactions contemplated hereby are within such Stockholder’s entity powers and have

2

been duly authorized by all necessary entity actions on the part of such Stockholder, and such Stockholder has all requisite entity power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has all requisite legal capacity, right and authority to execute and deliver this Agreement and to perform such Stockholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the General Enforceability Exception.

(b) Ownership. As of the date hereof, the number of shares of Parent Common Stock beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Stockholder is reflected on Schedule A to this Agreement. As of the date hereof, the Existing Shares are the only shares of Parent Common Stock held of record or beneficially owned by such Stockholder. Subject to the Transfers otherwise permitted by Section 3.1, such Stockholder has and will have at all times through the Voting Covenant Expiration Date sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article I or Article III hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Voting Shares with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. The Existing Shares are free and clear of any Liens and will be at all times prior to the Voting Covenant Expiration Date free and clear of any Liens, in each case, which would impair the ability of such Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis. Such Stockholder further represents that any proxies heretofore given in respect of the Existing Shares have been revoked.

(c) No Violation. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of its obligations under this Agreement will not, (i) contravene or conflict with the organizational or governing documents of such Stockholder, (ii) contravene or conflict with or constitute a violation by such Stockholder of any provision of any Legal Requirement binding upon or applicable to such Stockholder or any of its properties or assets, (iii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of such Stockholder, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other United States or federal or state securities laws and the rules and regulations promulgated thereunder, or (iv) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease or agreement binding upon such Stockholder or any of its Subsidiaries or result in the creation of any Lien (other than Parent Permitted Encumbrances) upon any of the Voting Shares, except for any of the matters set forth in the foregoing clauses (ii) and (iv) as would not reasonably be expected to impair the ability of such Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

3

(d) No Inconsistent Agreements. Except as contemplated by this Agreement, such Stockholder has not entered into any voting agreement or voting trust with respect to the Existing Shares and has not granted consent, proxy or power of attorney with respect to the Existing Shares, in each case, which is inconsistent with such Stockholder’s obligations pursuant to this Agreement.

2.2 Representations and Warranties of the Company. The Company hereby represents and warrants to the Stockholders as follows:

(a) Authorization; Validity of Agreement; Necessary Action. The Company is duly organized and validly existing in good standing (where such concept is recognized) under the Legal Requirements of the jurisdiction in which it is incorporated, organized or constituted and the consummation of the transactions contemplated hereby are within the Company’s entity powers and have been duly authorized by all necessary entity actions on the part of the Company, and the Company has all requisite entity power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of the Stockholders, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the General Enforceability Exception.

(b) No Violation. The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations under this Agreement will not, (i) contravene or conflict with the organizational or governing documents of the Company, (ii) contravene or conflict with or constitute a violation by the Company of any provision of any Legal Requirement binding upon or applicable to the Company or any of its properties or assets, (iii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of the Company, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other United States or federal or state securities laws and the rules and regulations promulgated thereunder, or (iv) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease or agreement binding upon the Company or result in the creation of any Lien (other than Company Permitted Encumbrances) upon any of the properties or assets of the Company, except for any of the matters set forth in the foregoing clauses (ii) and (iv) as would not reasonably be expected to impair the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

4

ARTICLE III

COVENANTS

3.1 Pre-Closing Transfer Restrictions. Each Stockholder, severally and not jointly, agrees that, commencing on the date hereof and ending at the Termination Time, not to sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option, put, call or other arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of, any of the Voting Shares, or any interest therein, provided, that notwithstanding the foregoing, a Stockholder may Transfer to any Affiliate of such Stockholder or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such Stockholder or Affiliate of such Stockholder, provided further, that as a condition to such transfer, such transferee or transferees shall execute an agreement that contains the same substantive covenants regarding voting and transfer as are contained in this Agreement.

3.2 No Contravening Actions. Each Stockholder further agrees not to take or agree or commit to take any action that would make any representation and warranty of such Stockholder contained in this Agreement inaccurate in any material respect.

3.3 No Solicitation. Each Stockholder will immediately cease, and will instruct its Representatives to immediately cease, any discussions or negotiations with any Person that may be ongoing with respect to any Parent Acquisition Proposal or any proposal that would reasonably be expected to lead to a Parent Acquisition Proposal. Each Stockholder agrees that, from and after the date hereof and until the Voting Covenant Expiration Date, such Stockholder shall not, directly or indirectly, nor shall it authorize or permit any of its Representatives to, directly or indirectly, (1) solicit, initiate or knowingly encourage or knowingly induce (including by way of furnishing information), or take any other action designed to knowingly facilitate, any inquiry or the making of any proposal which constitutes, or would be reasonably expected to lead to, a Parent Acquisition Proposal (provided that such Stockholder and its Representatives may refer the Person making such proposal or offer to the provisions of this Section 3.3 or the provisions in Section 4.3 and Section 4.6 of the Merger Agreement) or (2) engage in any discussions or negotiations regarding any Parent Acquisition Proposal (provided that such Stockholder and its Representatives may refer the Person making such proposal or offer to the provisions of this Section 3.3 or the provisions in Section 4.3 and Section 4.6 of the Merger Agreement). Each Stockholder acknowledges and agrees that, in the event any Representative of such Stockholder (acting in its capacity as such) takes any action that if taken by such Stockholder would be a breach of this Section 3.3, the taking of such action by such Representative will be deemed to constitute a breach of this Section 3.3 by such Stockholder. Notwithstanding anything to the contrary in this Section 3.3, each Stockholder and its Representatives may engage in such activities at such times and to the extent that Parent or any of its Representatives is permitted to engage in such activities pursuant to the terms of the Merger Agreement, but only if such Stockholder and its Representatives comply with the terms of the Merger Agreement as if it were Parent or one of its Representatives.

5

ARTICLE IV

MISCELLANEOUS

4.1 Termination. This Agreement shall terminate upon the earliest to occur of (a) the First Effective Time, (b) the valid termination of the Merger Agreement in accordance with Section 6.1 of the Merger Agreement or (c) the date on which any amendment to the Merger Agreement is effected (including any waiver or forbearance of the parties’ rights under the Merger Agreement that has the effect of an amendment), in each case, without the Stockholders’ prior written consent, that (i) increases the Merger Consideration to be received by the stockholders of the Company, (ii) changes the forms of Merger Consideration payable to the stockholders of the Company, (iii) affects any of the material terms of Article I (The Mergers), Section 4.6 (Meeting of Parent Stockholders; Parent Change in Recommendation); Article V (Conditions to Each Party’s Obligation to Effect the Mergers) or Article VI (Termination) of the Merger Agreement in a manner that is materially adverse to any of the Stockholders, or (iv) extends the End Date or imposes any additional conditions or obligations that would reasonably be expected to prevent or impede the consummation of the Mergers (the “Termination Time”); provided, however, that the provisions of this Article IV shall survive any termination of this Agreement and shall continue to be binding upon the parties hereto. Except as set forth in the proviso of the preceding sentence, in the event of such termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party; provided, however that nothing herein shall relieve any party from liability for any fraud, intentional misrepresentation or willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to the termination of this Agreement pursuant to clause (b) of this Section 4.1.

4.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Voting Shares. All rights, ownership and economic benefits of and relating to the Voting Shares shall remain vested in and belong to the Stockholders, and the Company shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct the Stockholders in the voting of any of the Voting Shares, except as otherwise provided herein.

4.3 Notices. All notices and other communications hereunder shall be in writing in one of the following formats and shall be deemed given (a) upon actual delivery if personally delivered to the party to be notified if received prior to 5:00 p.m. in the place of receipt on a Business Day, otherwise such notice or communication shall be deemed not to have been received until the next succeeding Business Day; (b) when sent if sent by email to the party to be notified if received prior to 5:00 p.m. in the place of receipt on a Business Day, otherwise such notice or communication shall be deemed not to have been received until the next succeeding Business Day; provided, however, that notice given by email shall not be effective unless (i) such notice specifically states that it is being delivered pursuant to this Section 4.3 and (ii) either (A) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 4.3 or (B) the receiving party delivers a written confirmation of receipt for such notice either by email (excluding “out of office” or similar automated replies) or any other method described in this Section 4.3; or (c) when delivered if sent by a courier (with confirmation of delivery) if received prior to 5:00 p.m. in the place of receipt on a Business Day, otherwise such notice or communication shall be

6

deemed not to have been received until the next succeeding Business Day; in each case as follows: (i) if to the Company, at the address set forth in Section 7.8 of the Merger Agreement (with a copy, which shall not constitute notice, to the party to receive a copy pursuant to Section 7.8 of the Merger Agreement at the address set forth therein), and (ii) if to the Stockholders, at the address set forth on their respective signature page hereto.

4.4 Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

4.5 Counterparts; Delivery by Facsimile or Email. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement, and any amendments hereto, waivers hereof or consents or notifications hereunder, to the extent signed and delivered by facsimile or by email with scan attachment, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party, each other party shall re-execute original forms thereof and deliver them to all other parties. No party shall raise the use of facsimile or email to deliver a signature or the fact that any signature or Contract was transmitted or communicated by facsimile or email with scan attachment as a defense to the formation of a legally binding contract, and each such party forever waives any such defense.

4.6 Entire Agreement; Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder; provided, however, that Parent shall be deemed to be a third-party beneficiary of the Stockholders’ obligations under Sections 1.1, 3.1 and 3.2 and shall be entitled to enforce the terms of this Agreement in respect thereto as if it were a party hereto.

7

4.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Legal Requirements of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Legal Requirements of any jurisdiction other than the State of Delaware.

4.8 Consent to Jurisdiction. Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, in the event, but only in the event, that such court shall not have jurisdiction over such action or proceeding, the Superior Court of the State of Delaware (Complex Commercial Division) or, if jurisdiction over the action or proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware, and any appellate court from any thereof (such courts, the “Chosen Courts”), in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such Chosen Courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Chosen Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (iv) waives, to the fullest extent permitted by Legal Requirements, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Chosen Court. Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Legal Requirements. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 4.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Legal Requirements.

4.9 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.9.

8

4.10 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent actual or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts (or those courts lack personal jurisdiction over the Stockholders for the purposes of granting such relief, in any court of the United States or any state or foreign jurisdiction having such jurisdiction), this being in addition to any other remedy to which they are entitled at law or in equity. The parties waive, in connection with any action for specific performance or injunctive relief, the defense of adequacy of remedies at law and any Legal Requirement to post a bond or other security as a prerequisite to obtaining equitable relief.

4.11 Amendments and Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by each of the parties hereto. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

4.12 Severability. If any term or other provision (or part thereof) of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions (or part thereof) of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner.

4.13 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other (i) the Company, in the case of an assignment by a Stockholder or (ii) the Stockholders, in the case of an assignment by the Company, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

4.14 Expenses. Except as otherwise expressly provided in this Agreement or the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses.

4.15 Stockholder Obligation Several and Not Joint. The obligations of each Stockholder hereunder shall be several and not joint, and no Stockholder shall be liable for any breach of the terms of this Agreement by any other Stockholder.

[Remainder of Page Intentionally Left Blank]

9

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

Misonix, Inc.
By:	/s/ Joseph P. Dwyer
Name:	Joseph P. Dwyer
Title:	Chief Financial Officer
SV Life Sciences Fund VI, L.P. By: SVLSF VI, LLC, its General Partner
By:	/s/ Dana O’Brien
Name:	Dana O’Brien
Title:	Officer

Address	c/o SV Health Investors, LLC
One Boston Pl., 201 Washington St., 39F
Boston, MA 02108
SV Life Sciences Fund VI, Strategic Partners, L.P. By: SV Life Sciences Fund VI (GP), L.P., its General Partner
By:	/s/ Dana O’Brien
Name:	Dana O’Brien
Title:	Officer

Address	c/o SV Health Investors, LLC
One Boston Pl., 201 Washington St., 39F
Boston, MA 02108
1315 Capital, L.P.
By: 1315 Capital Management, LLC, its General Partner

By:	/s/ Michael Koby
Name:	Michael Koby
Title:	Partner

Address	2929 Walnut Street
Suite 1240
Philadelphia, PA 19104

STAVROS G VIZIRGIANAKIS

By:	/s/ Stavros G. Vizirgianakis
Name:	Stavros G. Vizirgianakis
Title:	Chief Executive Officer

Address	c/o Misonix, Inc.
1938 New Highway
Farmingdale, New York

SCHEDULE A

Stockholder	Shares of Company Common Stock	Options Exercisable Within 60 Days
Stavros G. Vizirgianakis	1,659,078	122,459
1315 Capital, LLC	1,694,017	20,000
SV Life Sciences Fund VI Strategic Partners, L.P.	56,077
SV Life Sciences Fund VI, L.P.	1,637,940	20,000	*

*	Aggregate beneficial Options of both stockholders

Exhibit 99.1

Execution Version

FORM OF VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of July [ ], 2021, by and between Bioventus Inc., a Delaware corporation (“Parent”), and the persons set forth on Schedule A attached hereto (each, a “Stockholder” and, collectively, the “Stockholders”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Parent, Misonix, Inc., a Delaware corporation (the “Company”), Oyster Merger Sub I, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Acquisition Sub I”) and Oyster Merger Sub II, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Acquisition Sub II”).

RECITALS

WHEREAS, Parent, the Company, Acquisition Sub I and Acquisition Sub II are entering into the Merger Agreement concurrently with the execution and delivery of this Agreement, which Merger Agreement sets forth the terms and conditions on which Acquisition Sub I will be merged with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned Subsidiary of Parent, and the Company will thereafter be merged with and into Acquisition Sub II (the “Second Merger”, and together with the First Merger, the “Mergers”), with Acquisition Sub II surviving the Second Merger as a wholly owned Subsidiary of Parent.

WHEREAS, as of the date hereof, each Stockholder is the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the shares of Company Common Stock set forth opposite the name of such Stockholder on Schedule A attached hereto (the “Existing Shares”).

WHEREAS, Parent has required, as an inducement to Parent entering into the Merger Agreement, that the Stockholders enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

VOTING

1.1 Agreement to Vote. Each Stockholder, severally and not jointly, agrees that, from and after the date hereof and until the earlier to occur of (x) the receipt of the Required Company Stockholder Vote and (y) the Termination Time (as defined in Section 4.1 below) (the “Voting Covenant Expiration Date”), at the Company Stockholder Meeting or any other meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, in each case relating to any proposed action by the stockholders of the Company with respect to the matters set forth in Section 1.1(b) below (each, a “Voting Event”), such Stockholder shall:

(a) appear at each such Voting Event or otherwise cause the Existing Shares that are capable of being voted and any voting securities of the Company acquired by such Stockholder after the date hereof and prior to the record date of such Voting Event owned beneficially or of record by such Stockholder (together with the Existing Shares, the “Voting Shares”) to be counted as present thereat for purposes of calculating a quorum; and

(b) vote (or cause to be voted), in person or by proxy, the Voting Shares (i) in favor of adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement; (ii) in favor of any proposal to adjourn a meeting of the stockholders of the Company to solicit additional proxies in favor of the adoption of the Merger Agreement; (iii) against any Company Acquisition Proposal or any other proposal in opposition to, or in competition with, the Merger and the transactions contemplated by the Merger Agreement; and (iv) against any other action, agreement or transaction that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone or discourage the transactions contemplated by the Merger Agreement or this Agreement or the performance by the Company of its obligations under the Merger Agreement or by such Stockholder of its obligations under this Agreement or the satisfaction or fulfillment of Parent’s, the Company’s or the Acquisition Subs’ conditions to consummate the transactions contemplated by the Merger Agreement.

In case of a stock dividend or distribution of voting securities of the Company, or any change in the Company Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Voting Shares” shall be deemed to refer to and include the Voting Shares as well as all such stock dividends and distributions of voting securities of the Company and any voting securities into which or for which any or all of the Voting Shares may be changed or exchanged.

1.2 Capacity as Stockholder. Each Stockholder signs this Agreement solely in such Stockholder’s capacity as a stockholder of the Company, and not in such Stockholder’s capacity as (a) a director, officer or employee of the Company or any of its Subsidiaries, (b) an equity holder of Parent or (c) a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Company in the exercise of his or her fiduciary duties as a director or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary (including voting in favor of any Company Change in Recommendation) and no such action or omission shall be deemed a breach of this Agreement.

2

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of the Stockholders. Each Stockholder, severally and not jointly, hereby represents and warrants to Parent as follows:

(a) Authorization; Validity of Agreement; Necessary Action. If such Stockholder is not an individual, such Stockholder is duly organized and validly existing in good standing (where such concept is recognized) under the Legal Requirements of the jurisdiction in which it is incorporated, organized or constituted and the consummation of the transactions contemplated hereby are within such Stockholder’s entity powers and have been duly authorized by all necessary entity actions on the part of such Stockholder, and such Stockholder has all requisite entity power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has all requisite legal capacity, right and authority to execute and deliver this Agreement and to perform such Stockholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming this Agreement constitutes the valid and binding agreement of Parent, constitutes the valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the General Enforceability Exception.

(b) Ownership. As of the date hereof, the number of shares of Company Common Stock beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Stockholder is reflected on Schedule A to this Agreement. As of the date hereof, the Existing Shares are the only shares of Company Common Stock held of record or beneficially owned by such Stockholder. Subject to the Transfers otherwise permitted by Section 3.1, such Stockholder has and will have at all times through the Voting Covenant Expiration Date sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article I or Article III hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Voting Shares with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. The Existing Shares are free and clear of any Liens and will be at all times prior to the Voting Covenant Expiration Date free and clear of any Liens, in each case, which would impair the ability of such Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis. Such Stockholder further represents that any proxies heretofore given in respect of the Existing Shares have been revoked.

(c) No Violation. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of its obligations under this Agreement will not, (i) contravene or conflict with the organizational or governing documents of such Stockholder, (ii) contravene or conflict with or constitute a violation by such Stockholder of any provision of any Legal Requirement binding upon or applicable to such Stockholder or any of its properties or assets, (iii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of such Stockholder, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other United States or federal or state securities laws and the rules and regulations promulgated thereunder, or (iv) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond,

3

mortgage, indenture, lease or agreement binding upon such Stockholder or any of its Subsidiaries or result in the creation of any Lien (other than Company Permitted Encumbrances) upon any of the Voting Shares, except for any of the matters set forth in the foregoing clauses (ii) and (iv) as would not reasonably be expected to impair the ability of such Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(d) No Inconsistent Agreements. Except as contemplated by this Agreement, such Stockholder has not entered into any voting agreement or voting trust with respect to the Existing Shares and has not granted consent, proxy or power of attorney with respect to the Existing Shares, in each case, which is inconsistent with such Stockholder’s obligations pursuant to this Agreement.

2.2 Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholders as follows:

(a) Authorization; Validity of Agreement; Necessary Action. Parent is duly organized and validly existing in good standing (where such concept is recognized) under the Legal Requirements of the jurisdiction in which it is incorporated, organized or constituted and the consummation of the transactions contemplated hereby are within Parent’s entity powers and have been duly authorized by all necessary entity actions on the part of Parent, and Parent has all requisite entity power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and, assuming this Agreement constitutes the valid and binding agreement of the Stockholders, constitutes the valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the General Enforceability Exception.

(b) No Violation. The execution and delivery of this Agreement by Parent does not, and the performance by Parent of its obligations under this Agreement will not, (i) contravene or conflict with the organizational or governing documents of Parent, (ii) contravene or conflict with or constitute a violation by Parent of any provision of any Legal Requirement binding upon or applicable to Parent or any of its properties or assets, (iii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of Parent, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other United States or federal or state securities laws and the rules and regulations promulgated thereunder, or (iv) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease or agreement binding upon Parent or result in the creation of any Lien (other than Parent Permitted Encumbrances) upon any of the properties or assets of Parent, except for any of the matters set forth in the foregoing clauses (ii) and (iv) as would not reasonably be expected to impair the ability of Parent to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

4

ARTICLE III

COVENANTS

3.1 Pre-Closing Transfer Restrictions. Each Stockholder, severally and not jointly, agrees that, commencing on the date hereof and ending at the Termination Time, not to sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option, put, call or other arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of, any of the Voting Shares, or any interest therein, provided, that notwithstanding the foregoing, a Stockholder may Transfer to any Affiliate of such Stockholder or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such Stockholder or Affiliate of such Stockholder, provided further, that as a condition to such transfer, such transferee or transferees shall execute an agreement that contains the same substantive covenants regarding voting and transfer as are contained in this Agreement and (ii) Stavros Vizirgianakis may exercise any Company Option in accordance with its terms and may Transfer shares of Company Common Stock in connection with the exercise of any Company Option or payment of tax withholding obligations arising from the exercise, vesting or settlement of any Company Option or share of Company Restricted Stock.

3.2 No Contravening Actions. Each Stockholder further agrees not to take or agree or commit to take any action that would make any representation and warranty of such Stockholder contained in this Agreement inaccurate in any material respect.

3.3 No Solicitation. Each Stockholder will immediately cease, and will instruct its Representatives to immediately cease, any discussions or negotiations with any Person that may be ongoing with respect to any Company Acquisition Proposal or any proposal that would reasonably be expected to lead to a Company Acquisition Proposal. Each Stockholder agrees that, from and after the date hereof and until the Voting Covenant Expiration Date, such Stockholder shall not, directly or indirectly, nor shall it authorize or permit any of its Representatives to, directly or indirectly, (1) solicit, initiate or knowingly encourage or knowingly induce (including by way of furnishing information), or take any other action designed to knowingly facilitate, any inquiry or the making of any proposal which constitutes, or would be reasonably expected to lead to, a Company Acquisition Proposal (provided that such Stockholder and its Representatives may refer the Person making such proposal or offer to the provisions of this Section 3.3 or the provisions in Section 4.2 and Section 4.5 of the Merger Agreement) or (2) engage in any discussions or negotiations regarding any Company Acquisition Proposal (provided that such Stockholder and its Representatives may refer the Person making such proposal or offer to the provisions of this Section 3.3 or the provisions in Section 4.2 and Section 4.5 of the Merger Agreement). Each Stockholder acknowledges and agrees that, in the event any Representative of such Stockholder (acting in its capacity as such) takes any action that if taken by such Stockholder would be a breach of this Section 3.3, the taking of such action by such Representative will be deemed to constitute a breach of this Agreement (including this Section 3.3) by such Stockholder. Notwithstanding anything to the contrary in this Section 3.3, each Stockholder and its Representatives may engage in such activities at such times and to the extent that the Company or any of its Representatives is permitted to engage in such activities pursuant to the terms of the Merger Agreement, but only if such Stockholder and its Representatives comply with the terms of the Merger Agreement as if it were the Company or one of its Representatives.

5

ARTICLE IV

MISCELLANEOUS

4.1 Termination. This Agreement shall terminate upon the earliest to occur of (a) the First Effective Time, (b) the valid termination of the Merger Agreement in accordance with Section 6.1 of the Merger Agreement or (c) the date on which any amendment to the Merger Agreement is effected (including any waiver or forbearance of the parties’ rights under the Merger Agreement that has the effect of an amendment), in each case, without the Stockholders’ prior written consent, that (i) diminishes the Merger Consideration to be received by the stockholders of the Company, (ii) changes the forms of Merger Consideration payable to the stockholders of the Company, (iii) affects any of the other material terms of Article I (The Mergers), Section 4.5 (Meeting of Company Stockholders; Company Change in Recommendation); Section 4.12 (Certain Tax Matters); Section 4.13 (Indemnification; Directors’ and Officers’ Insurance), Article V (Conditions to Each Party’s Obligation to Effect the Mergers) or Article VI (Termination) of the Merger Agreement in a manner that is materially adverse to any of the Stockholders, or (iv) extends the End Date or imposes any additional conditions or obligations that would reasonably be expected to prevent or impede the consummation of the Mergers (the “Termination Time”); provided, however, that the provisions of this Article IV shall survive any termination of this Agreement and shall continue to be binding upon the parties hereto. Except as set forth in the proviso of the preceding sentence, in the event of such termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party; provided, however that nothing herein shall relieve any party from liability for any fraud, intentional misrepresentation or willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to the termination of this Agreement pursuant to clause (b) of this Section 4.1.

4.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Voting Shares. All rights, ownership and economic benefits of and relating to the Voting Shares shall remain vested in and belong to the Stockholders, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholders in the voting of any of the Voting Shares, except as otherwise provided herein.

4.3 Notices. All notices and other communications hereunder shall be in writing in one of the following formats and shall be deemed given (a) upon actual delivery if personally delivered to the party to be notified if received prior to 5:00 p.m. in the place of receipt on a Business Day, otherwise such notice or communication shall be deemed not to have been received until the next succeeding Business Day; (b) when sent if sent by email to the party to be notified if received prior to 5:00 p.m. in the place of receipt on a Business Day, otherwise such notice or communication shall be deemed not to have been received until the next succeeding Business Day; provided, however, that notice given by email shall not be effective unless (i) such notice specifically states that it is being delivered pursuant to this Section 4.3 and (ii) either (A) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 4.3 or (B) the receiving party delivers a written confirmation of receipt for such notice either by email (excluding “out of office” or similar automated replies) or any other method described in this Section 4.3; or (c) when delivered if sent by a courier (with confirmation of delivery) if received prior to 5:00

6

p.m. in the place of receipt on a Business Day, otherwise such notice or communication shall be deemed not to have been received until the next succeeding Business Day; in each case as follows: (i) if to Parent, at the address set forth in Section 7.8 of the Merger Agreement (with a copy, which shall not constitute notice, to the party to receive a copy pursuant to Section 7.8 of the Merger Agreement at the address set forth therein), and (ii) if to the Stockholders, at the address set forth on their respective signature page hereto.

4.4 Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

4.5 Counterparts; Delivery by Facsimile or Email. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement, and any amendments hereto, waivers hereof or consents or notifications hereunder, to the extent signed and delivered by facsimile or by email with scan attachment, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party, each other party shall re-execute original forms thereof and deliver them to all other parties. No party shall raise the use of facsimile or email to deliver a signature or the fact that any signature or Contract was transmitted or communicated by facsimile or email with scan attachment as a defense to the formation of a legally binding contract, and each such party forever waives any such defense.

4.6 Entire Agreement; Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder; provided, however, that the Company shall be deemed to be a third-party beneficiary of the Stockholders’ obligations under Sections 1.1, 3.1 and 3.2 and shall be entitled to enforce the terms of this Agreement in respect thereto as if it were a party hereto.

7

4.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Legal Requirements of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Legal Requirements of any jurisdiction other than the State of Delaware.

4.8 Consent to Jurisdiction. Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, in the event, but only in the event, that such court shall not have jurisdiction over such action or proceeding, the Superior Court of the State of Delaware (Complex Commercial Division) or, if jurisdiction over the action or proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware, and any appellate court from any thereof (such courts, the “Chosen Courts”), in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such Chosen Courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Chosen Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (iv) waives, to the fullest extent permitted by Legal Requirements, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Chosen Court. Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Legal Requirements. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 4.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Legal Requirements.

4.9 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.9.

8

4.10 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent actual or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts (or those courts lack personal jurisdiction over the Stockholders for the purposes of granting such relief, in any court of the United States or any state or foreign jurisdiction having such jurisdiction), this being in addition to any other remedy to which they are entitled at law or in equity. The parties waive, in connection with any action for specific performance or injunctive relief, the defense of adequacy of remedies at law and any Legal Requirement to post a bond or other security as a prerequisite to obtaining equitable relief.

4.11 Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

4.12 Severability. If any term or other provision (or part thereof) of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions (or part thereof) of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner.

4.13 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of (i) Parent, in the case of an assignment by a Stockholder or (ii) the Stockholders, in the case of an assignment by Parent, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

4.14 Expenses. Except as otherwise expressly provided in this Agreement or the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses.

4.15 Stockholder Obligation Several and Not Joint. The obligations of each Stockholder hereunder shall be several and not joint, and no Stockholder shall be liable for any breach of the terms of this Agreement by any other Stockholder.

[Remainder of Page Intentionally Left Blank]

9

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

Bioventus Inc.

By:
Name:
Title:

[STOCKHOLDER]

By:
Name:
Title:

Address

SCHEDULE A

Exhibit 99.2

MISONIX REPORTS PRELIMINARY FISCAL 2021 FOURTH QUARTER

AND FULL YEAR REVENUE RESULTS

Company Enters into a Definitive Merger Agreement to be Acquired by

Bioventus for $518 Million in a Cash-and-Stock Transaction

FARMINGDALE, N.Y., July 29, 2021 – – Misonix, Inc. (Nasdaq: MSON) (“Misonix” or the “Company”), a provider of minimally invasive therapeutic ultrasonic medical devices and regenerative products that enhance clinical outcomes today announced preliminary unaudited fiscal 2021 fourth quarter and full year revenue results for the three- and twelve-month periods ended June 30, 2021. In a separate statement issued together with Bioventus, Inc. (Nasdaq: BVS) (“Bioventus”), Misonix announced that it had entered into a definitive merger agreement pursuant to which it would, subject to the terms of the Merger Agreement (“Merger Agreement”), combine with Bioventus, a global leader in innovations for active healing.

Fiscal Fourth Quarter and Full Year Revenue Highlights:

●	Fiscal 2021 fourth quarter total revenue increased approximately 43.5% year-over-year to a $19.7 million, compared to $13.7 million in the fiscal 2020 fourth quarter.

o	Fiscal 2021 fourth quarter surgical revenue was $10.8 million, an increase of approximately 97% year-over-year.

o	Fiscal 2021 fourth quarter wound revenue was $8.9 million, an increase of approximately 7.9% year-over-year.

●	Fiscal 2021 full year total revenue increased approximately 18.5% year-over-year to a record $74.0 million, compared to $62.5 million in the fiscal 2020 full year.

o	Fiscal 2021 full year surgical revenue was $40.4 million, an increase of approximately 17.2% year-over-year.

o	Fiscal 2021 full year wound revenue was $33.6 million, an increase of approximately 20.0% year-over-year.

Stavros Vizirgianakis, Misonix President and Chief Executive Officer, said, “Our fiscal 2021 fourth quarter and full year revenue results reflect growing momentum across our surgical and wound businesses, as the continued improvement in market conditions is driving accelerating demand from hospitals and physicians for our proprietary ultrasonic products and procedural solutions, including continued strong adoption of our neXus Ultrasonic Surgical System. Overall, our ability to deliver fiscal 2021 full year revenue that exceeded the high-end of our guidance range underscores our belief in the strength of the Misonix team and the tremendous value proposition of our ultrasonic technology.”

Agreement to Merge with Bioventus:

In a separate joint press release issued today, Misonix and Bioventus announced that their respective boards of directors have unanimously approved, and the companies have entered into, a definitive merger agreement whereby Bioventus will acquire Misonix for approximately $518 million. Under the terms of the agreement, Misonix stockholders will have the right to elect to receive for each share of Misonix common stock they hold either (i) 1.6839 shares of Bioventus class A common stock or (ii) $28.00 in cash.

The maximum cash amount payable by Bioventus will be an amount equal to $10.50 multiplied by the number of outstanding shares of Misonix common stock shortly prior to the completion of the transaction. If the aggregate amount of cash elected to be received by Misonix stockholders exceeds the maximum cash amount, the number of shares of Misonix common stock for which an election was made to receive cash consideration will be reduced on a pro rata basis and holders of the remainder of the shares of Misonix common stock will receive stock consideration of 1.6839 shares of class A common stock of Bioventus per share of Misonix common stock. If the aggregate amount of cash elected to be received by the Misonix stockholders is less than the maximum cash amount, Misonix stockholders electing to receive cash consideration will receive the cash consideration of $28.00 per share of Misonix common stock and the remaining excess cash consideration shall first be paid to Misonix stockholders who did not make a consideration election, and thereafter (to the extent any excess cash consideration remains) pro rata to Misonix stockholders who elected to receive stock consideration, and the number of shares of Misonix common stock for which an election was made to receive stock consideration will be reduced on a pro rata basis. The balance of the merger consideration payable to Misonix stockholders who elected to receive stock consideration after allocation and exhaustion of the foregoing aggregate cash consideration will be paid in the form of stock consideration of 1.6839 shares of class A common stock of Bioventus per share of Misonix common stock.

Upon completion of the transaction, Misonix stockholders will own an approximately 25% stake in the combined company, and Bioventus stockholders will own an approximately 75% stake in the combined company, each on a fully diluted basis. The $28.00 per-share value for Misonix represents a 25% premium to Misonix’s 15-day volume weighted average share price as of the close of trading on July 27, 2021, the last trading day prior to the parties’ entry into the agreement. The transaction will position the combined entity as a leading, pure-play restorative medicine and orthopedics company serving a $15 billion total addressable market with significant growth opportunities and scale across a range of care settings, geographies, and product categories.

Commenting on the proposed merger with Bioventus, Mr. Vizirgianakis said, “We are pleased to reach this important milestone for the Company, our shareholders, employees and the patients we serve. The proposed combination of Misonix and Bioventus provides Misonix shareholders with substantial immediate and long-term value through a tax-efficient structure and the opportunity to participate in the significant upside potential of the combined organization. Together with Bioventus, we are creating a leading, global restorative medicine and orthopedics company with a comprehensive and best-in-class suite of products and procedural solutions that improve patient outcomes and which are well supported and strategically positioned to grow share across their addressable markets.

“Through increased scale and financial flexibility, we believe the combination will facilitate the continued development of innovative solutions and business development opportunities on a more competitive footing within our industry that will lead to accelerated growth and create significant shareholder value. The premium value our shareholders are receiving reflects the enormous talent we have at Misonix and the hard work of our dedicated team in maximizing the value of our product portfolio and proprietary ultrasonic technology. I look forward to working closely with the Bioventus team to seamlessly bring our companies together and to deliver on the value of this compelling and transformative combination.”

The preliminary fiscal 2021 fourth quarter and full year revenue results provided in this press release represent the most current information available to Misonix management and are unaudited and subject to revision. Actual results may differ due to the completion of Misonix’s financial closing procedures, year-end audit by independent public accountants and other developments that may arise between the date of this press release and the time that financial results for the quarter and year ended June 30, 2021 are finalized.

For more information regarding the proposed transaction, a copy of the joint press release announcing the merger is available in the “Investor Relations” section of Misonix’s website, with additional information available at www.sec.gov. J.P. Morgan Securities LLC served as exclusive financial advisor to Misonix. Jones Day served as legal advisor to Misonix. Perella Weinberg Partners LP acted as lead financial advisor to Bioventus. Morgan Stanley acted as financial advisor to Bioventus. Latham & Watkins LLP provided legal counsel to Bioventus.

About Misonix, Inc.

Misonix, Inc. (Nasdaq: MSON) is a provider of minimally invasive therapeutic ultrasonic medical devices and regenerative tissue products. Its surgical team markets and sells BoneScalpel and SonaStar, which facilitate precise bone sculpting and removal of soft and hard tumors and tissue, primarily in the areas of neurosurgery, orthopedic, plastic and maxillo-facial surgery. Misonix’ wound team markets and sells TheraSkin, Therion, TheraGenesis and SonicOne to debride, treat and heal chronic and traumatic wounds in inpatient, outpatient and physician office sites of service. At Misonix, Better Matters! That is why throughout Misonix’ history, Misonix has maintained its commitment to medical technology innovation and the development of products that radically improve outcomes for patients. Additional information is available on the Misonix’ web site at www.misonix.com.

Additional Information and Where to Find It

In connection with the proposed transaction, Bioventus and Misonix plan to file with the Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Before making a voting decision, Bioventus’ and Misonix’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by each of Bioventus and Misonix with the SEC in connection with the proposed transaction or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about Bioventus, Misonix and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by Bioventus and Misonix with the SEC at the SEC’s website at www.sec.gov, at Bioventus’ website at www.bioventus.com, at Misonix’s website at www.misonix.com or by sending a written request to Bioventus at 4721 Emperor Boulevard, Suite 100 Durham, North Carolina 27703, Attention: Investor Relations or by telephone at (919) 474-6700. The documents filed by Misonix with the SEC may be obtained free of charge at Misonix’s website at www.misonix.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Misonix by requesting them by mail at Misonix, Inc., 1938 New Highway, Farmingdale, New York 11735, Attention: Investor Relations, or by telephone at (631) 694-9555.

Participants in the Solicitation

This document does not constitute a solicitation of a proxy, an offer to purchase or a solicitation of an offer to sell any securities. There will be no sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Bioventus and Misonix and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Bioventus’ and Misonix’s stockholders, respectively, in connection with the proposed transaction will be set forth in joint proxy statement/prospectus if and when it is filed with the SEC by Bioventus and Misonix. Security holders may obtain information regarding the names, affiliations and interests of Bioventus’ directors and officers in Bioventus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 26, 2021. Security holders may obtain information regarding the names, affiliations and interests of Misonix’s directors and officers in Misonix’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, which was filed with the SEC on September 3, 2020 and its definitive proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on May 14, 2021. To the extent the holdings of Bioventus securities by Bioventus’ directors and executive officers or the holdings of Misonix’s securities by Misonix’s directors and executive officers have changed since the amounts set forth in Bioventus’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 or Misonix’s proxy statement for its 2021 annual meeting of stockholders, respectively, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed transaction will be set forth in the joint proxy statement/prospectus when and if it is filed with the SEC in connection with the proposed transaction, at Bioventus’ website at www.bioventus.com and at Misonix’s website at www.misonix.com.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such factors include, but are not limited to: (i) Misonix or Bioventus may be unable to obtain stockholder approval as required for the acquisition; (ii) other conditions to the closing of the acquisition may not be satisfied; (iii) the acquisition may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the acquisition on the ability of Misonix or Bioventus to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Misonix or Bioventus does business, or on Misonix’ or Bioventus’ operating results and business generally; (v) Misonix’ or Bioventus’ respective businesses may suffer as a result of uncertainty surrounding the acquisition and disruption of management’s attention due to the acquisition; (vi) the outcome of any legal proceedings related to the acquisition; (vii) Misonix or Bioventus may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the acquisition disrupts current plans and operations and the potential difficulties in employee retention as a result of the acquisition; (x) the risk that Misonix or Bioventus may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) other risks to consummation of the acquisition, including the risk that the acquisition will not be consummated within the expected time period or at all; and (xii) the potential finalization of Misonix’s preliminary fiscal 2021 fourth quarter and full year revenue results. Additional factors that may affect the future results of Misonix and Bioventus are set forth in their respective filings with the SEC, including each of Misonix’s and Bioventus’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks and uncertainties described above and in Misonix’s and Bioventus’ most recent periodic reports are not exclusive and further information concerning Misonix and Bioventus and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Misonix and Bioventus file from time to time with the SEC. The forward-looking statements in this document speak only as of the date of this press release. Except as required by law, Misonix and Bioventus assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Contact:
Joe Dwyer	Norberto Aja, Jennifer Neuman
Chief Financial Officer	JCIR
Misonix, Inc.	212-835-8500 or mson@jcir.com
631-927-9113

Exhibit 99.3

Bioventus and Misonix Announce

Definitive Agreement for Bioventus

to

Acquire Misonix

The Combination Further Differentiates Bioventus’ Product Portfolio and

Accelerates Its Revenue Growth

•	Significantly Expands TAM and Adds Considerable Scale and Scope in Spine and Lower Extremity

•	Enhances Surgical Solutions Vertical by Adding Minimally Invasive Ultrasonic Technologies That Improve Clinical Outcomes

•	Deepens Restorative Therapies Vertical by Adding Regenerative Medicine Wound Products

•	Bioventus and Misonix Management to Host Joint Conference Call Today at 4:30 p.m. Eastern Time

DURHAM, NC and FARMINGDALE, NY – July 29, 2021 – Bioventus Inc. (Nasdaq: BVS) (“Bioventus”), a global leader in innovations for active healing, and Misonix, Inc. (Nasdaq: MSON) (“Misonix”), a provider of minimally invasive therapeutic ultrasonic technologies and regenerative medicine that enhance clinical outcomes, today announced that they have entered into a definitive agreement by which Bioventus will acquire Misonix in a cash-and-stock transaction.

Under the terms of the agreement, which has been unanimously approved by the boards of directors of both Bioventus and Misonix, Misonix stockholders will receive aggregate consideration that values Misonix at approximately $518 million on a fully diluted basis (based on Bioventus’ 7-day volume-weighted average stock price (VWAP) of $16.6284 per share) as of July 27, 2021. In the transaction, Misonix stockholders may elect to receive either (i) 1.6839 shares of Bioventus class A common stock or (ii) $28.00 in cash, without interest, for each share of Misonix common stock they hold, subject to proration based on an aggregate maximum cash amount payable by Bioventus equal to $10.50 per share of Misonix common stock outstanding shortly prior to the completion of the transaction. The aggregate share consideration represents 25% of the combined company on a fully diluted basis. The aggregate per-share value for Misonix represents a 25% premium to Misonix’s 30-day VWAP as of July 27, 2021. The transaction is subject to regulatory approvals, Bioventus stockholder approval, Misonix stockholder approval, and other customary closing conditions. It is expected to close in the fourth quarter of 2021.

Following the closing of the transaction, the combined company is expected to conduct business as Bioventus Inc. and will leverage the global strengths of both product brands as a pure-play regenerative medicine and orthopedics company. The merger of Bioventus and Misonix will create a medical technology company positioned with leading products and specialized salesforces serving a $15 billion total addressable market across the hospital, ambulatory surgical center, and office care settings. The highly complementary nature of the two businesses are expected to result in scale across a range of care settings, geographies, and therapeutic areas.

Ken Reali, Chief Executive Officer of Bioventus, stated, “We are excited to further establish Bioventus as a differentiated, growth-focused medical technology company with deep and broad capabilities across a range of care settings and specialties. We believe this acquisition will accelerate our growth opportunities, enhance our double-digit revenue growth, and provide a significant opportunity for long-term margin expansion. We believe the combination with Misonix will create significant value for our shareholders and enable us to better serve our customers with more comprehensive solutions and a broader portfolio. The new Bioventus will also unlock meaningful growth opportunities for the employees of both organizations.”

“We are thrilled to announce this agreement to combine with Bioventus and realize our next phase of commercial development,” commented Stavros Vizirgianakis, Chief Executive Officer of Misonix. “Bioventus shares Misonix’s commitment to improving patient outcomes, and we believe this combination will create value for our shareholders as the combined organization continues to drive innovation and increase physician demand.”

The combined entity is anticipated to benefit significantly from opportunities to build on its extensive capabilities and commercial reach, including:

•	Accelerating Misonix’s BoneScalpel and Nexus adoption through Bioventus’ extensive spine surgical solutions footprint;

•	Augmenting Bioventus’ leading lower extremity offerings and commercial footprint to accelerate growth in this call point;

•	Significantly expanding the direct wound salesforce that covers the entire customer continuum, including physicians’ offices, ambulatory surgical centers, wound clinics, and hospitals; and

•	Extending Misonix’s international access through Bioventus’ direct channels and infrastructure in the Netherlands, Canada, Germany, and the UK.

Financial Highlights

Bioventus expects the transaction to add nearly $80 million of calendar year 2021 revenue and provide an incremental 100 basis points to Bioventus’ long-term average annual revenue growth rate before factoring in any potential revenue synergies.

Bioventus also expects the combination to generate $20 million of annual pre-tax cost synergies by the end of the second full year following the completion of the transaction. Cost synergy opportunities include public company expenses, overlapping support and systems costs, and infrastructure expenses.

Bioventus anticipates that the transaction will be accretive to its adjusted EBITDA in the first full year after completion of the transaction and accretive to its adjusted EBITDA margins by the second full year after completion of the transaction.

Structure and Financing

The transaction has been be structured in a manner designed to be a tax-free reorganization for U.S. federal income tax purposes. The combined company will retain Bioventus’ headquarters in Durham, NC.

Bioventus expects to fund the cash portion of the acquisition with cash on hand and through a fully committed financing provided by Wells Fargo. Pro forma for the combination, Bioventus estimates its year-end 2021 net leverage ratio to be approximately 3.6x before factoring in the benefit of any synergies. Bioventus anticipates significant deleveraging in 2022 and beyond.

Governance

Stavros Vizirgianakis, Chief Executive Officer of Misonix and a member of its Board of Directors, and Patrick Beyer, a member of Misonix’s Board of Directors will be added as members of the Bioventus Board of Directors at the closing of the transaction.

Approvals

The transaction is subject to regulatory approvals, Bioventus stockholder approval, Misonix stockholder approval, and other customary closing conditions. It is expected to close in the fourth quarter of 2021.

As a part of the transaction, certain Bioventus stockholders—Smith & Nephew, EW Healthcare Partners and Ampersand Capital, which in total represent a majority of the overall shareholder base—have evidenced their support by entering into agreements to vote in favor of the transaction.

Certain Misonix stockholders—Stavros Vizirgianakis, SV Health Investors, and 1315 Capital—have also evidenced their support by entering into agreements to vote in favor of the transaction.

Bioventus Second Quarter 2021 Revenue Results Update

This afternoon, Bioventus separately pre-announced preliminary revenue results for the second quarter of 2021. Full financial results for the second quarter will be released after the market closes on August 10, 2021, followed by Bioventus’ previously scheduled earnings call at 5:00pm ET that same day.

Misonix Fourth Quarter and Full Year Revenue Results for Fiscal 2021

This afternoon, Misonix separately pre-announced preliminary revenue results for the fourth quarter and full year of fiscal 2021. Full financial results for the fourth quarter and full year of fiscal 2021 will be released during Misonix’s earnings call on a date to be determined.

Advisors

Perella Weinberg Partners LP acted as lead financial advisor to Bioventus. Morgan Stanley acted as financial advisor to Bioventus. Latham & Watkins LLP provided legal counsel to Bioventus. J.P. Morgan Securities LLC served as exclusive financial advisor to Misonix. Jones Day served as legal advisor to Misonix.

Conference Call and Webcast

Bioventus and Misonix management will host a conference call today, July 29, 2021, beginning at 4:30 p.m. Eastern Time to discuss the transaction and Bioventus’ preliminary revenue results, followed by a question-and-answer session.

The conference call will be available to interested parties through a live audio webcast where it will be archived and accessible for approximately 12 months. The live dial-in number for the call is(844) 945-2085 (U.S.) or (442) 268-1266 (International). The participant passcode is 6280506.

If you do not have access to the Internet and want to listen to an audio replay of the conference call, dial (855) 859-2056 (U.S.) or (404) 537-3406 (International) and enter passcode 6280506. The audio replay will be available beginning at 7:30 p.m Eastern Time on July 29, 2021 until 7:30 p.m. Eastern Time on October 28, 2021.

About Bioventus

Bioventus delivers clinically proven, cost-effective products that help people heal quickly and safely. Its mission is to make a difference by helping patients resume and enjoy active lives. The Innovations for Active Healing from Bioventus include offerings for pain treatment & joint preservation, restorative therapies and bone graft substitutes. Built on a commitment to high quality standards, evidence-based medicine and strong ethical behavior, Bioventus is a trusted partner for physicians worldwide. For more information, visit www.bioventus.com, and follow the Company on LinkedIn and Twitter.

Bioventus and the Bioventus logo are registered trademarks of Bioventus LLC.

About Misonix

Misonix, Inc. (Nasdaq: MSON) is a provider of minimally invasive therapeutic ultrasonic medical devices and regenerative tissue products. Its surgical team markets and sells BoneScalpel and SonaStar, which facilitate precise bone sculpting and removal of soft and hard tumors and tissue, primarily in the areas of neurosurgery, orthopedic, plastic and maxillo-facial surgery. Misonix’ wound team markets and sells TheraSkin, Therion, TheraGenesis and SonicOne to debride, treat and heal chronic and traumatic wounds in inpatient, outpatient and physician office sites of service. At Misonix, Better Matters! That is why throughout Misonix’ history, Misonix has maintained its commitment to medical technology innovation and the development of products that radically improve outcomes for patients. Additional information is available on the Misonix’ web site at www.misonix.com.

Additional Information and Where to Find It

In connection with the proposed transaction, Bioventus and Misonix plan to file with the Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Before making a voting decision, Bioventus’ and Misonix’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by each of Bioventus and Misonix with the SEC in connection with the proposed transaction or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about Bioventus, Misonix and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by Bioventus and Misonix with the SEC at the SEC’s website at www.sec.gov, at Bioventus’ website at www.bioventus.com, at Misonix’s website at www.misonix.com or by sending a written request to Bioventus at 4721 Emperor Boulevard, Suite 100 Durham, North Carolina 27703, Attention: Investor Relations or by telephone at (919) 474-6700. The documents filed by Misonix with the SEC may be obtained free of charge at Misonix’s website at www.misonix.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Misonix by requesting them by mail at Misonix, Inc., 1938 New Highway, Farmingdale, New York 11735, Attention: Investor Relations, or by telephone at (631) 694-9555.

Participants in the Solicitation

This document does not constitute a solicitation of a proxy, an offer to purchase or a solicitation of an offer to sell any securities. There will be no sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Bioventus and Misonix and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Bioventus’ and Misonix’s stockholders, respectively, in connection with the proposed transaction will be set forth in joint proxy statement/prospectus if and when it is filed with the SEC by Bioventus and Misonix. Security holders may obtain information regarding the names, affiliations and interests of Bioventus’ directors and officers in Bioventus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 26, 2021. Security holders may obtain information regarding the names, affiliations and interests of Misonix’s directors and officers in Misonix’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, which was filed with the SEC on September 3, 2020 and its definitive proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on May 14, 2021. To the extent the holdings of Bioventus securities by Bioventus’ directors and executive officers or the holdings of Misonix’s securities by Misonix’s directors and executive officers have changed since the amounts set forth in Bioventus’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 or Misonix’s proxy statement for its 2021 annual meeting of stockholders, respectively, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed transaction will be set forth in the joint proxy statement/prospectus when and if it is filed with the SEC in connection with the proposed transaction, at Bioventus’ website at www.bioventus.com and at Misonix’s website at www.misonix.com.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such factors include, but are not limited to: (i) Misonix or Bioventus may be unable to obtain stockholder approval as required for the acquisition; (ii) other conditions to the closing of the acquisition may not be satisfied; (iii) the acquisition may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the acquisition on the ability of Misonix or Bioventus to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Misonix or Bioventus does business, or on Misonix’ or Bioventus’ operating results and business generally; (v) Misonix’ or Bioventus’ respective businesses may suffer as a result of uncertainty surrounding the acquisition and disruption of management’s attention due to the acquisition; (vi) the outcome of any legal proceedings related to the acquisition; (vii) Misonix or Bioventus may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the acquisition disrupts current plans and operations and the potential difficulties in employee retention as a result of the acquisition; (x) the risk that Misonix or Bioventus may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the acquisition, including the risk that the acquisition will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Misonix and Bioventus are set forth in their respective filings with the SEC, including each of Misonix’s and Bioventus’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks and uncertainties described above and in Misonix’s and Bioventus’ most recent periodic reports are not exclusive and further information concerning Misonix and Bioventus and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Misonix and Bioventus file from time to time with the SEC. The forward-looking statements in this document speak only as of the date of this press release. Except as required by law, Misonix and Bioventus assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Bioventus Media Contact:

Thomas Hill

919-474-6715

thomas.hill@bioventusglobal.com

Bioventus Investor Inquiries:

Mike Piccinino, CFA, IRC

Westwicke/ICR

investor.relations@bioventus.com

Misonix Contacts:

Joe Dwyer

Chief Financial Officer

Misonix, Inc.

631-927-9113

Norberto Aja, Jennifer Neuman

JCIR

212-835-8500 or mson@jcir.com

Exhibit 99.4

Bioventus' Acquisition of Misonix

July 29, 2021

bioventus®

Innovations For Active Healing

Bioventus’ Acquisition of Misonix July 29, 2021 Exhibit 99.4

Transaction Details Transaction Terms In the transaction, Misonix stockholders may elect to receive either (i) 1.6839 shares of Bioventus class A common stock or (ii) $28.00 in cash, without interest, for each share of Misonix common stock they hold, subject to proration based on an aggregate maximum cash amount payable by Bioventus equal to $10.50 per share of Misonix common stock outstanding shortly prior to the completion of the transaction Misonix stockholders will receive aggregate consideration that values Misonix at approximately $518 million on a fully diluted basis (based on Bioventus’ 7-day volume-weighted average stock price (VWAP) of $16.6284 per share) as of July 27, 2021 Structure and Financing Misonix shareholders to own approximately 25% of Bioventus after the transaction Cash consideration to be financed through cash on hand and incremental debt facility Pro forma year-end 2021 net leverage for Bioventus of 3.6x at closing with a path to steady debt paydown Governance and Approvals Bioventus Board of Directors will be expanded to include 11 members, including two nominees from the Misonix Board: Stavros Vizirgianakis and Patrick Beyer Smith & Nephew, EW Healthcare Partners, Ampersand Capital, Stavros Vizirgianakis, SV Health Investors, and 1315 Capital have executed agreements to vote in favor of the transaction Timing Expected closing in late 2021, subject to regulatory and shareholder approvals and other customary closing conditions

Broad customer reach and market access Differentiated, segment leading products across three verticals Substantial body of peer reviewed clinical evidence Robust free cash flow conversion Experienced management team with a track record of value creation Bioventus offers clinically differentiated, cost efficient, and minimally invasive treatments that engage and enhance the body’s natural healing process #2 in HA(1) in the U.S. with the only complete portfolio of single, three and five injection products Technology leader in Peripheral Nerve Stimulation (PNS) to treat post surgical pain within high-growth neuromodulation segment Fastest growing player in the Bone Graft Substitutes (BGS) used primarily in spine surgery #1 Bone Healing Treatment(2) for treatment of long bone fractures #1 in Advanced Rehabilitation(3) electrical stimulation devices used to restore gait and extremity utilization $13B global segment opportunity with compelling industry dynamics and multiple growth drivers Bioventus At a Glance Key Investment Highlights Notes:(1) Hyaluronic Acid “HA”. Per SmartTRAK Business Intelligence (2) Wu N, Lee Y, Segina D, Murray H, Wilcox T, Boulanger L. Economic burden of illness among US patients experiencing fracture nonunion. Orthop Res Rev. 2013;5:21-33 Segina D, Murray H, Wilcox T, Boulanger L. Economic burden of illness among US patients experiencing fracture nonunion. Orthop Res Rev. 2013;5:21-33 (3) Per McKinsey study completed during Bioness acquisition.

Misonix extends Bioventus’ leadership across key franchises and expands the breadth and depth of offerings Ultrasonic medical devices for the precise removal of hard and soft tissue Differentiated spine surgical / wound platform driving sustainable double-digit revenue growth within a $2B TAM Recurring revenue model with multiple call points across spine surgical and lower extremity Rapidly expanding EBITDA margins 165+ dedicated salespeople General Surgery Wound Neuro Deformity CMF/OMF Decompression

Surgical Wound ~$40M FY21 Revenue ~$34M FY21 Revenue Product Bone Resection Tumor Aspiration Wound Debridement Skin Substitutes Description Differentiated technology that allows for extremely precise cuts to reduce operating time and bleeding Provides tactile feedback to surgeon to prevent patient injury Growth opportunity in minimally invasive surgeries and soft tissue resection Precise tissue removal for complex procedures Integrated aspiration / irrigation Wireless footpad for power control RF capabilities for general surgery applications Necrotic tissue and biofilm is effectively removed from the wound bed leaving healthy tissue undamaged Provides ideal wound bed preparation for skin substitutes Comprehensive range of regenerative wound care products, including human skin allografts, chorioamniotic allografts, and porcine + synthetic xenografts TAM ~$600M ~$250M ~$250M ~$700M Primary Call Point Spine & Neurosurgeon Neurosurgeon & General Surgeon Foot & Ankle Surgeon Foot & Ankle Surgeon drive unit shared across all handheld products ü ü ü ü Notes:Misonix fiscal year end is June 30th

Platform technology that enables additional organic and inorganic expansion opportunities Highly complementary product offerings leveraging combined sales infrastructure to drive revenue acceleration Accelerates top-line growth with strong financial returns Expected annualized cost synergies of $20M by end of 2023 Expected ~$500M Pro forma ’21 Rev. Expected Double-Digit Revenue Growth ~$15B TAM +

bioventus®
Innovations For Active Healing

The "New" Bioventus

	Pain Treatments	Restorative Therapies	Surgical Solutions
Products	DUROLANE® hyaluronic acid, stabilized single injection GELSYN-3 3 injection hyaluronic acid treatment SUPARTZ FX sodium hyaluronate motys Bioness LiveOn: TalisMann, StimRouter	exogen ultrasound bone healing system Bioness LiveOn: GO, H200 Wireless, BITS, vector MISONIX: sonicone®, theraskin®, therion®, theragenesis® — Wound	osteoamp™, signafuse™, interface, cellxtract™ MISONIX: bonescalpel®, sonastar® — Surgical
Expected Pro Forma '21 BVS Rev.	**~$215M**	**~$170M**	**~$115M**
TAM	*$2B Global HA* *$6B Global PNS* **~$8B**	*$350M Global Bone Healing* *$1.75B Global Rehabilitation* *$1B Wound Care* **~$3B**	*$2.7B US Orthobiologics* *$600M Bone Resection* *$250M Tumor Aspiration* **~$3.6B**

Call Point Synergies

Sports Medicine / Total Reconstruction ⟵ General Orthopedic Surgeon ⟶ Foot & Ankle / Trauma / Hand ⟵ Foot & Ankle ⟶ Spine / Neurosurgeon / General Surgeon

[ ] Crossover Call Points

- 6 -

The “New” Bioventus Products Expected Pro Forma ’21 BVS Rev. TalisMann TAM Pain Treatments Restorative Therapies Surgical Solutions ~$215M ~$170M $2B Global HA $6B Global PNS ~$8B $350M Global Bone Healing $1.75B Global Rehabilitation $1B Wound Care ~$3B $2.7B US Orthobiologics $600M Bone Resection $250M Tumor Aspiration ~$3.6B ~$115M Wound Surgical Call Point Synergies Sports Medicine Total Reconstruction Foot & Ankle Trauma Hand Spine Neurosurgeon General Surgeon Foot & Ankle General Orthopedic Surgeon Crossover Call Points

A Significant Synergy Opportunity Bioventus expects $20M expected annualized cost synergies by end of 2023 Bioventus expects significant potential revenue synergies Cost Synergies Growth Acceleration Improved scale of the combined organization Leverage across sales, marketing and market access platform Operations rationalization and improvement Comprehensive coverage of entire wound care continuum, including physicians’ offices, ASCs, wound clinics, and hospitals BoneScalpel and BGS are hardware-agnostic, enabling pull-through with surgeon and hospital customers for both products Opportunity to expand Misonix’s geographic access

Compelling Shareholder Value Creation Transformational Scale and Robust Growth Approximately $500M of forecasted pro forma 2021 revenues expected by Bioventus to grow double-digits Enhanced sales force leverage in both spine surgical and wound care Significant Synergy Potential Bioventus expects annualized cost synergies of $20M by end of 2023 Potential for significant revenue synergies through expanded commercial reach and highly complementary product offerings and call points Compelling Financial Returns Significantly enhances long-term revenue growth Accretive to Bioventus’ adjusted EBITDA in the first full year after completion and accretive to adjusted EBITDA margin by the second full year after completion Expected ROIC in line with or above Bioventus’ WACC by Year 5 Attractive Capital Deployment Pro forma year-end 2021 net leverage of Bioventus’ 3.6x at closing with path to steady debt paydown Combined offerings and commercial reach create platform for additional value creation and capital deployment

Additional Information In connection with the proposed transaction, Bioventus and Misonix plan to file with the Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Before making a voting decision, Bioventus’ and Misonix’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by each of Bioventus and Misonix with the SEC in connection with the proposed transaction or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about Bioventus, Misonix and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by Bioventus and Misonix with the SEC at the SEC’s website at www.sec.gov, at Bioventus’ website at www.bioventus.com, at Misonix’s website at www.misonix.com or by sending a written request to Bioventus at 4721 Emperor Boulevard, Suite 100 Durham, North Carolina 27703, Attention: Investor Relations or by telephone at (919) 474-6700. The documents filed by Misonix with the SEC may be obtained free of charge at Misonix’s website at www.misonix.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Misonix by requesting them by mail at Misonix, Inc., 1938 New Highway, Farmingdale, New York 11735, Attention: Investor Relations, or by telephone at (631) 694-9555. Participants in the Solicitation This document does not constitute a solicitation of a proxy, an offer to purchase or a solicitation of an offer to sell any securities. There will be no sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Bioventus and Misonix and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Bioventus’ and Misonix’s stockholders, respectively, in connection with the proposed transaction will be set forth in joint proxy statement/prospectus if and when it is filed with the SEC by Bioventus and Misonix. Security holders may obtain information regarding the names, affiliations and interests of Bioventus’ directors and officers in Bioventus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 26, 2021. Security holders may obtain information regarding the names, affiliations and interests of Misonix’s directors and officers in Misonix’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, which was filed with the SEC on September 3, 2020 and its definitive proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on May 14, 2021. To the extent the holdings of Bioventus securities by Bioventus’ directors and executive officers or the holdings of Misonix’s securities by Misonix’s directors and executive officers have changed since the amounts set forth in Bioventus’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 or Misonix’s proxy statement for its 2021 annual meeting of stockholders, respectively, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed transaction will be set forth in the joint proxy statement/prospectus when and if it is filed with the SEC in connection with the proposed transaction, at Bioventus’ website at www.bioventus.com and at Misonix’s website at www.misonix.com. Forward-Looking Statements Certain statements contained in this presentation may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the ability to consummate the mergers. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and Bioventus undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) Bioventus and Misonix may be unable to obtain their respective requisite stockholder approvals as required for the proposed transaction; (2) conditions to the closing of the transaction may not be satisfied; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the respective businesses of Bioventus and Misonix may suffer as a result of uncertainty surrounding the transaction; (5) the outcome of any legal proceedings related to the transaction; (6) Bioventus and Misonix may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (8) the effect of the announcement of the transaction on the ability of Bioventus or Misonix to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Bioventus or Misonix does business, or on Bioventus’ or Misonix’s operating results and business generally; and (9) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Bioventus and Misonix are set forth in their respective filings with the SEC, including each of Bioventus’ and Misonix’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in Bioventus’ most recent Quarterly Report on Form 10-Q and Misonix’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Bioventus and Misonix and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Bioventus and Misonix file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Bioventus and Misonix assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Disclaimer

Exhibit 99.5

Question: How did Misonix emerge as an acquisition target?

◾	Answer: We began looking at Misonix as a means to scale our BGS business via a differentiated, non-hardware technology.

◾	We began looking as part of our routine and extensive review of M&A opportunities.

◾

Once we had the opportunity to interact directly with Misonix, it not only validated our initial thesis, but identified many new opportunities to drive value together, particularly on the wound care side of Misonix.

Question: Is Bioventus trying to become a wound care company?

◾	Answer: We see wound care as an attractive adjacency, but only in areas that play to our strengths.

◾	We are not trying to bring a comprehensive wound care portfolio offering to market, but instead think there are specific wound care verticals that make sense.

◾	For example, diabetic foot ulcers are treated by foot and ankle and podiatric surgeons, where we have a very significant existing call point presence through our Exogen and StimRouter products.

◾	We will aim to have a differentiated offering providing both ultrasonics and regenerative medicine products across the same call points.

Question: What does this mean for your ability to execute future M&A, particularly if you end up exercising your option on CartiHeal?

◾	Answer: We have a very robust M&A pipeline, executing on Bioness, Misonix, and potentially CartiHeal, and ensuring their success is our number one priority.

◾	Bioness is already off to a fantastic start, and the revenue acceleration from StimRouter is extremely exciting.

◾	In terms of financing future acquisitions, we are a cash-generative business and intend to quickly repay transaction-related debt and create more capital for acquisitions.

◾

Our bias will always be to utilize cash on hand or debt to finance acquisitions, but, in the case of Misonix, we thought stock made sense both given the size of the transaction and our desire to align our interests with those of Misonix’s shareholders.

◾	Being a public company with greater scale and strong cash flow offers us many opportunities to continue to execute on our M&A strategy.

Question: The fit on spine is right down the fairway, but wound care is less obvious – can you expand?

◾	Answer: Misonix leverages Bioventus’ existing foot and ankle call point in wound care via Exogen and StimRouter.

◾	We did a lot of analysis around the ability of our sales force to carry Misonix’s wound products, and we think this is a tremendous opportunity.

◾	In fact, we are already selling products to over 4,000 foot and ankle surgeons in the U.S. who are reimbursing against Misonix’s primary wound CPT codes.

◾	We also think our presence in the office complements their strong presence in wound clinics and hospitals, allowing us to follow patients as they move through all points of care.

◾

Our presence in the office is particularly important in the COVID era, as a greater volume of wounds are treated there than ever before – a trend we see continuing. We think that patients will therefore benefit from our comprehensive offering.

◾	Increasing the frequency of touchpoints throughout the continuum of care will help us better serve patients. It also improves our interactions and increases our facetime with surgeons, driving growth.

Question: How are you going to integrate three large acquisitions simultaneously?

◾

Answer: Bioness is already in advanced stages of integration, with key commercial pilot programs for PNS underway and an ortho rehab gait restoration pilot starting next month. We expect integration to be largely complete by the end of this year.

◾	We have already realized a substantial amount of cost synergies and are on track to hit over $10M in cost synergies in FY22.

◾	Our experience integrating Bioness has also helped us develop an integration playbook that we can deploy on subsequent transactions like this one; we do not expect this deal to be a distraction.

◾	We expect to close this transaction in the fourth quarter of 2021, and we will work with existing Misonix management to ensure a smooth transition. We are happy to share more color in the future.

Question: Is there going to be a big equity raise coming to fund CartiHeal?

◾

Answer: We generate a significant amount of cash flow and have plenty of debt capacity. We typically would look to use that debt capacity first depending on the various market dynamics at that point in time.

◾	We’ll update on CartiHeal when there is data and when it’s appropriate to do so, but there is nothing to update on today.

Question: How do the cultures compare across the two companies?

◾	Answer: We have gotten to know each other very well over the past few months, and we think we share critical values.

◾	We both have performance cultures across a combined sales force of over 500 reps.

◾	Both companies always lead with a desire to improve the lives of patients in a highly compliant and ethical manner.

◾

We intend to cultivate the top talent across each organization, and Stavros and Patrick Beyer coming onto our Board will be very important in helping to ensure we retain and develop the best talent within the new Bioventus.

Question: How much revenue synergies are you anticipating out of the deal?

◾

Answer: We did not include revenue synergies to underwrite this transaction, but we think the opportunity here is significant and across both spine and wound. [Note: If asked, we will not answer questions about dollar amounts of revenue synergies.]

◾

Additionally, we think Bioventus can accelerate international expansion for Misonix and bring to bear market access/reimbursement and corporate accounts teams to significantly expand the access that Misonix has in the market.

Question: We noticed you didn’t announce EPS accretion. How should we think about that?

◾	Answer: We believe that the ~100 bps contribution to topline growth and accretion to EBITDA (by year 1) and EBITDA margin (by year 2) are the more relevant metrics for this deal.

◾	Additionally, the expected returns from the deal are in line with or exceed our cost of capital by year 5 – and this is before any revenue synergies, which we anticipate will be significant.

Question: Are you intending to synergize any of the sales force? How will you manage disruption associated with that?

◾	Answer: We are carefully reviewing the combined sales force along with other considerations as part of the integration.

Question: We note that Misonix also has a relatively concentrated shareholder base—how are you thinking about any overhang created by the pro forma shareholders?

◾

Answer: First, we would note that the major shareholders of both parties – Smith & Nephew, EW Healthcare Partners, and AMP for Bioventus and Stavros Vizirgianakis, SV Health Investors, and 1315 Capital for Misonix – have all entered into support agreements for the transaction, a strong vote of confidence. In the case of Bioventus, those shareholders together comprise a majority stake.

◾	Second, the combined float of the pro forma entity will provide additional liquidity for the stock, further reducing risk of overhang.

Question: You currently trade at a pretty low multiple of EBITDA—is now really a good time to do a stock deal? How do you think about dilution for your shareholders?

◾

Answer: This is a combination focused on value creation via a larger, faster-growing organization positioned to win. Both sets of shareholders will be retaining a significant stake in the future of the organization. Our relative ownership is commensurate with the combination. It was important for Misonix stockholders to retain a significant stake in the combined company – they see this not as the end of the road, but as another step in the journey. Pro forma for the transaction, Misonix shareholders will own a 24% stake in the new Bioventus combined company.

Question: Is there any potential overlap between the two companies where you might be required to make a product divestiture?

◾

Answer: We are of course in the early days of the HSR process, but we do not anticipate needing to conduct any divestitures. This transaction enhances our skills in ultrasonics, where Misonix is the market leader and deepens relationships with products we can sell to our current customers.

Question: What’s the right long-term capital structure for Bioventus? When will you think about share repurchases as opposed to debt repayment?

◾	We would target a steady state net leverage of 2-3x, and we will continue to look for opportunities to deploy capital into value-creative opportunities for our shareholders.

◾	As you can see from the consideration mix in this transaction, we will manage our leverage to a level that make us comfortable we will have the flexibility we need to continue creating value.

◾	Bioventus’ strong cash flow profile also allows us to quickly repay debt and enhance our financial flexibility.

◾

Based on where we are today, we believe shareholders are best served by our existing strategy of pursuing both organic and inorganic opportunities to drive profitable growth instead of returning capital to shareholders.

◾	We will continue to look for opportunities to deploy our ample cash flow where they generate the highest returns for shareholders.

Question: How confident are you in the projected growth profile of the Misonix wound care business given the fact that the impacts of COVID-19 have likely resulted in a significant reduction in visibility?

•	The Misonix wound business has returned to growth in the most recent quarter, and we are expecting significant acceleration in the second half of the year.

•	We would also note that COVID has pushed more patients into the office setting, where Bioventus excels – which can further accelerate growth.

•	Additionally, the synergy opportunities with the foot and ankle call point and Restorative Therapies (Exogen) business are significant and will provide significant new market expansion opportunities.

Question: What level of reimbursement risk is associated with the Misonix portfolio, and how does that differ from the legacy Bioventus portfolio?

•	Currently, Misonix’s products in the OR are reimbursed under the DRG and the regenerative products used in the wound care centers are reimbursed under CMS in the high-bucket reimbursement category.

•	Bioventus can also leverage its strong and significant market access team to support efforts around reimbursement and access to Misonix products.

Question: It sounds like you are being fairly conservative in terms of the cost synergies associated with the merger. How should we think about the potential maximum level of synergies to expect beyond the $20 million you mentioned today?

•	Today we are focused on the $20 million number as a target and feel comfortable with that. We need to get into further details on integration planning before we can comment further.

Question: What cadence/size of stock sales should we expect to see from any of the pro forma shareholders over the next 12-24 months?

•	We view this transaction as extremely positive for Bioventus’ medium- and long-term growth prospects, as well as for value creation.

•	We believe the transaction creates upside in which Misonix stockholders will be excited to participate

•	We see having more shares in the market as a benefit for the stock’s liquidity.

Question: You mentioned the combined company will achieve 100 bps of incremental revenue growth through 2025. Is this simply a function of layering on Misonix’s current projected revenue? Or does this include a benefit from the incremental opportunities related to scale, sales force, and a broader portfolio that you’ve mentioned?

•	This does not include any revenue synergies.

•	We believe this transaction will drive accretive revenue growth to Bioventus, which is one of our main theses for M&A deals.

Question: How will the combined sales force be structured/stratified? Will the various product lines that you are adding be sold only by specialized reps or do you plan to integrate the teams?

•

One of the main drivers of the transaction is the synergies we see across the customer groups, including foot and ankle surgeons and spine and neurosurgeons. We expect to find ways to leverage this aspect quickly post-close and at this time have not finalized any structural changes to any of our sales teams.

•	We will look to leverage location of the call point, and we will be able to cover the physician at ALL locations from the office to the ASC to the hospital and wound centers.